UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-FR

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

COMMISSION FILE NUMBER: 0-50566

SEA BREEZE POWER CORP.

(Exact name of Registrant as specified in its charter)

Inapplicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1400, 333 Seymour Street
Vancouver, British Columbia, Canada, V6B 5A6
(Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each Class	Name of each exchange on which
registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

COMMON SHARES: As at December 31, 2004, the Registrant had 59,921,188 shares of its common stock outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes ☑            No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

     Item 17 ☑       Item 18 ☐

i

NOTE REGARDING FORWARD LOOKING STATEMENTS

Except for statements of historical fact, certain information contained herein constitutes “forward-looking statements,” including without limitation statements containing the words “believes,” “anticipates,” “intends,” “expects” and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Registrant to be materially different from any future results or achievements of the Registrant expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Registrant’s history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; management’s lack of experience in hydroelectric, wind power and transmission projects; competition; risks associated with development, construction and managing hydroelectric, wind energy and transmission projects; certain restrictions and regulatory requirements regarding hydroelectric, wind power and transmission projects and operation; certain, regulatory and political uncertainties regarding the hydroelectric, wind power and transmission industries; dependence on joint venture partners for project financing; obtaining licenses and managing operations; and changes in economic conditions, industry competition and power sources. See Item 3(D) “Key Information: Risk Factors”.

CURRENCY

Unless otherwise indicated, in this annual report on Form 20-FR (the “Annual Report”) all references herein are to Canadian dollars.

Page No
Part III

Item 17. Financial Statements	89

Item 18. Financial Statements	89

Item 19. Exhibits	89

(a) Index to Audited Financial Statements	89
(b) Exhibits	90

Signatures
Certifications
Limited Partnership Agreement Dated March 24, 2005
Developmental Loan Agreement Dated April 6, 2005
Lease Agreement Dated May 24, 2005
Audit Committee Charter
List of Subsidiaries
Section 302 Certification - CEO
Section 302 Certification - CFO
Section 906 Certification - CEO
Section 906 Certification - CFO

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of the Registrant for the fiscal years 2000, 2001, 2002, 2003 and 2004. This information should be read in conjunction with the Financial Statements included elsewhere in this Annual Report. The annual Financial Statements have been audited by Morgan & Company, Chartered Accountants, the Registrant’s independent accountants. The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 16 to the Financial Statements for the fiscal years 2002 and 2003 and 2004 provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”), as they relate to the Registrant, and a reconciliation to US GAAP of the Registrant’s net income and stockholders’ equity.

All information provided in the Summary of Financial Information below is in Canadian dollars and has been compiled according to Canadian GAAP and reconciled with U.S. GAAP at Note 16 to the Financial Statements for the fiscal years 2002, 2003 and 2004.

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December	December	December	December	December
	31, 2004	31, 2003	31, 2002	31, 2001	31, 2000
	Audited	Audited	Audited	Audited	Audited
	CAD$	CAD$	CAD$	CAD$	CAD$
OPERATING DATA:
Revenue (Service)	(25,062)
Expenses	3,244,150	2,017,405	947,821	685,312	1,071,644
Net (Loss) from Continuing Operations Before Undernoted Items	3,269,212	(2,017,405)	(947,821)	(685,312)	(1,071,644)
•Less Interest Income	2,251	5,479	11,871	27,473	36,236
•Loan Bonus					75,000
•Loss on Sale of Marketable Securities					(4,662)
•Write Down of Marketable Securities		(2,530)		(5,030)	(87,378)
• Recovery of prior years written off loans receivable	40,000
•Loss on Sale of Interest in Resource Property
•Loss on Debt Settlement
•Write Down of Accounts Receivable					(40,000)
•Recovery (Write Off) Project Development Costs	449,999	(1,641,548)			(116,702)
Net Loss	(2,776,962)	(3,656,004)	(935,950)	(662,869)	(1,209,150)
- Canadian GAAP

- US GAAP	(4,338,952)	(4,851,731)	(1,643,879)	(1,608,317)	(1,991,735)
Net (Loss) Per Share
- Canadian GAAP	(0.06)	(0.11)	(0.08)	(0.28)	(0.60)
- US GAAP	(0.10)	(0.15)	(0.15)	(0.71)	(1.04)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December	December	December	December	December
	31, 2004	31, 2003	31, 2002	31, 2001	31, 2000
	Audited	Audited	Audited	Audited	Audited
	CAD$	CAD$	CAD$	CAD$	CAD$
BALANCE SHEET DATA:
Working Capital (Deficiency)	752,850	(353,401)	721,880	(398,612)	864,562

Total Assets

- Canadian GAAP	9,717,422	7,107,089	7,179,741	5,978,925	6,408,226

- US GAAP	1,723,896	625,869	1,111,680	237,365	1,445,580

Total Liabilities	1,376,792	1,562,301	1,532,710	2,101,069	2,223,960

Long-Term Obligations	854,525	810,855	1,288,743	1,592,800	1,780,800

Shareholders Equity (Deficiencies)

- Canadian GAAP	8,340,630	5,544,788	5,647,031	3,877,856	4,174,266

- US GAAP	520,533	(711,784)	60,401	(1,280,647)	(941,766)

CURRENCY AND EXCHANGE RATES

The following table sets out the exchange rates for one United States dollar (“US$”) expressed in terms of one Canadian dollar (“CAD$”) in effect at the end of the following periods, (based on the average of the exchange rates on the last day of each month in such periods).

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2004	2003	2002	2001	2000
End of period	1.2984	1.3916	1.5702	1.5519	1.4871

The following table sets out the high and low exchange rates for each month during the previous six months for one United States dollar (“US$”) expressed in terms of Canadian dollars (“CAD$”).

	High	Low
May 2005	1.2703	1.2373

April 2005	1.2568	1.2146

March 2005	1.2463	1.2017

February 2005	1.2562	1.2294

January 2005	1.2422	1.1982

December 2004	1.2401	1.1856

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Unless otherwise indicated, in this Annual Report all references herein are to Canadian Dollars.

The noon rate of exchange on June 30, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US $0.81 (US $1.00 = CAD $1.2283).

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

The securities of the Registrant are highly speculative. In evaluating the Registrant, it is important to consider that the Registrant is in the planning and permitting stages of its operations as a developer of small-scale hydroelectric, wind energy and transmission projects. A prospective investor or other person reviewing the Registrant should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. All costs have been funded through equity and related party advances. Certain risks are associated with the Registrant’s business including the following:

Limited History of Operations

The Registrant has a limited history of operations. The Registrant currently has not generated any revenues from operations. Each of the Registrant’s proposed hydroelectric, wind energy and transmission projects is in either the planning or permitting phases of development. The Registrant does not expect to receive any revenues from operations until the required approvals are received and the projects begin operations in a commercially profitable manner. There can be no assurance that any approvals will be obtained for the proposed projects or that the Registrant will obtain the required financing.

Investors should be aware of the delays, expenses and difficulties encountered in an enterprise in this critical stage, many of which may be beyond the Registrant’s or its affiliates’ control, including, but not limited to, the regulatory environment in which the Registrant expects to operate, problems related to regulatory compliance costs and delay, marketing difficulties and costs that may exceed current estimates. There can be no assurance that the Registrant or its affiliates will be able to implement their business strategies, successfully develop any of the planned development projects or complete their projects according to specifications in a timely manner or on a profitable basis.

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. The Registrant will require additional financing to carry out its business plan and, if financing is unavailable for any reason, the Registrant may be unable to carry out its business plan.

Need for Additional Financing to Fund Current Commitments

The Registrant anticipates it will need to raise approximately CAD $2,000,000 to meet its operating budget for the fiscal year ending December 31, 2005. The Registrant has not completed the financing to meet its operating budget through December 31, 2005. The Registrant requires further financings to continue its operations. If additional financing is not available at all or on acceptable terms, the Registrant may have to substantially reduce or cease its operations.

The development of the Registrant’s business will depend upon the commencement and increased cash flow from operations and the Registrant’s ability to obtain financing through private placement financing, public financing or other means. The Registrant currently has no revenues from operations and is experiencing negative cash flow; accordingly, the only other sources of funds presently available to the Registrant are through the sale of equity and debt capital. While the Registrant has successfully raised such capital in the past there can be no assurance that it will be able to do so in the future. If the Registrant cannot obtain sufficient capital to fund its planned expenditures, its planned operations may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Registrant’s future results. Such conditions could result in a material adverse effect on an investment in the Registrant’s securities.

Need for Additional Financing to Fund Major Potential Projects

The Registrant has not completed the financing to complete any of the projects outlined in its business plan or to fund its operating budget through December 31, 2005. The planning and development of the Registrant’s projects are expensive processes that will take several years to complete.

If the Registrant cannot obtain sufficient capital to fund its projects, some or all of its planned projects may be significantly delayed or abandoned. Any such delay or abandonment could result in cost increases and adversely affect the Registrant’s future.

Capital Costs May Exceed Estimates and Cause Delays in Completion Dates and Result in the Need for Additional Financing

The Registrant is either in the planning stage of its projects or in the process of applying for permits for its projects or in the process of environmental assessment of its projects. At this preliminary stage of project development, there is a risk that capital costs may exceed estimates and that the completion dates of each project may be delayed. If the contingencies that are included in estimates to cover unforeseen circumstances prove to be insufficient, the projects would need to be revised in order to bring them within budget or additional financing may be required.

Governmental Regulations and Uncertainty of Obtaining Licenses May Cause Delays in Completion or Failure of Projects

Commencement of construction on each of the projects may be delayed by failure to secure the necessary governmental approvals in a timely manner. In particular, Water Licenses and Project Approval Certificates must be obtained for all of the Registrant’s run-of-river projects except for the Harrison Lake project which requires a Water License but not a Project Approval Certificate because it does not meet minimum thresholds. In order to obtain such licenses and certificates, applications for environmental assessment reviews must be made to and accepted by the British Columbia Ministry of Sustainable Resources Management (“MSRM”). The Registrant has to date not obtained a Water License or Project Approval Certificate for any of its proposed hydroelectric projects and there is no assurance that such licenses or permits will ever be obtained. Except for the Harrison Lake project, all of the Registrant’s wind and water projects are subject to the Environment Assessment Act of British Columbia which requires the submission of environmental impact assessments. To date the Registrant has submitted environmental impact assessments for its Knob Hill wind project and the Cascade Heritage hydroelectric project only and received approval to the Knob Hill wind project only. The environmental assessment process is extremely unpredictable and accordingly it is not possible at this point to predict if and when such process will be complete and when projects will be completed or when revenues will be generated. Changes in governmental policy and regulations with respect to the power generation industry could affect the business of the Registrant significantly and, in particular, the Registrant’s ability to obtain the necessary licenses, approvals and certificates for its projects.

Apart from compliance with the Environmental Assessment Act of British Columbia, there is no established federal or provincial regulatory framework for the development and operation of wind farms in British Columbia. Accordingly, significant uncertainty surrounds the government approval process that will apply to the wind projects. There can be no assurance that the Registrant will satisfy the requirements that are ultimately imposed.

Environmental Matters Could Lead to Delays to or Rejection of the Registrant’s Projects by Governmental Regulatory Bodies

The Registrant’s participation in its planned projects will be subject to a variety of statutes and rules regulating certain environmental and developmental matters. In particular, Water Licenses and Project Approval Certificates must be obtained from MSRM for all of the Registrant’s run-of-river projects except for the Harrison Lake project which only requires a Water License. In order to obtain such licences and certificates, applications for environmental assessment reviews must be made to and accepted by the MSRM. Except for the Harrison Lake project, all of the Registrant’s wind and water projects are subject to the Environmental Assessment Act of British Columbia which requires the submission of environmental impact assessments. The environmental impact assessments may determine the presence of environmental concerns that could lead to the rejection of the Registrant’s environmental impact assessment applications. Potential concerns include population impacts on animals and a reduction in viewscape enjoyment for local residents and tourists. The Registrant may not successfully complete all of the steps required in the environmental impact assessment approval process, in which case its applications may be found to be deficient. The environmental assessment process is extremely unpredictable and accordingly it is not possible at this point to predict if and when such processes will be complete and when projects will be completed or when revenues will be generated. In addition, obtaining such approvals and permits can require substantial expense, time and risk. The Registrant’s participation in its planned projects may be subject to additional costs or delays or it may be precluded entirely from developing its projects because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns.

Low-Priced Stocks are Subject to Greater Disclosure Requirements

The United States Securities and Exchange Commission adopted rules (“Penny Stock Rules”) that regulate broker-dealer practices in connection with transactions in penny stocks. The common shares of the Registrant fall within the Commission’s definition of a penny stock. The closing price of the Registrant’s shares on the TSX Venture Exchange on June 30, 2005 was $0.90. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system). The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document mandated by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the Penny Stock Rules and shareholders may find it more difficult to sell their shares.

There is a Limited Market for the Registrant’s Common Stock. If a Market for the Registrant’s Common Stock is Developed, then the Stock Price May be Volatile

The Registrant’s common stock is traded on the TSX Venture Exchange. However, there is a limited market for the Registrant’s common stock and there is no assurance that investors will be able to sell their shares in the public market. The Registrant anticipates that the market price of its common stock will be subject to wide fluctuations in response to several factors, such as:

1.	actual or anticipated variations in the Registrant’s results of operations;

2.	the Registrant’s ability or inability to generate new revenues;

3.	increased competition; and

4.	conditions and trends in the hydroelectric, wind power and transmission industries.

Further, companies traded on the TSX Venture Exchange have traditionally experienced extreme price and volume fluctuations. Accordingly, the Registrant’s stock price may be adversely impacted by factors that are unrelated or disproportionate to its operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of the Registrant’s common stock.

The Registrant’s Audited Financial Statements Contain a Note About the Registrant’s Ability to Continue as a Going Concern

The Registrant’s financial statements have been prepared on the basis of accounting principles applicable to a going concern. As of December 31, 2004 the Registrant had an accumulated deficit of CAD $10,239,476, which if prepared under U.S. GAAP would have been an accumulated deficit of CAD $18,335,807. The Registrant continues to incur operating losses, including net losses of CAD $2,776,962 during fiscal 2004, CAD $3,656,004 during fiscal 2003, CAD $935,950 during fiscal 2002 and CAD $662,869 in 2001. The Registrant’s ability to continue as a going concern and the recoverability of the amounts shown for predevelopment costs is primarily dependant on the ability of the Registrant to operate profitably in the future. The Registrant plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants and through private placements, public offerings or joint venture participation by others. Failure to continue as a going concern would require a restatement of assets and liabilities on a liquidation basis, which would differ materially from the going concern basis on which the Registrant’s financial statements were prepared. Under U.S. GAAP, the auditor’s report on the consolidated financial statements contains an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on a company’s ability to continue as a going concern such as those described in Note 1 to the financial statements.

Foreign Incorporation May Result in Difficulty for United States Investors to Enforce Legal Proceedings

The Registrant is incorporated under the laws of the Province of British Columbia, Canada and a majority of the Registrant’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Registrant or upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgement of a U.S. court predicated solely upon such civil liabilities may not be enforceable in Canada by a Canadian court if the U.S. court in which the judgement was obtained did not have jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Registrant predicated solely upon such civil liabilities.

Lack of Secured Commitments May Delay or Prevent Projects from Proceeding

The Registrant has not secured commitments from customers that would assure it of revenue from the sale of energy. Under British Columbia’s Energy Plan, regulations encourage independent power producers to market their energy directly to large electricity retail customers like municipalities and industrial facilities, which are able to choose a supplier other than the local distributor. Independently produced energy no longer is required to be sold to either British Columbia Hydro Power Authority (“BC Hydro”) or FortisBC Inc. (formerly known as Aquila Networks Canada British Columbia Ltd.). However, since there are a limited number of potential customers for the Registrant’s hydroelectric power in British Columbia it is important for the Registrant to solidify strong sales relationships with BC Hydro and FortisBC Inc. With increasing transmission access into the United States the Registrant’s market potential is broadening, however the implications of this access are unclear.

In order to operate its projects, the Registrant must enter into interconnection facilities agreements with BC Hydro. These agreements apply to interconnection equipment and operation of the projects, for the purposes of transferring energy to the main power grid and maintaining reliable and safe grid operation. The Registrant understands that there may be other electricity generation proposals that would also require grid access in the vicinity of the Registrant’s project locations. The regulatory framework governing the transmission of power in British Columbia is expected to change significantly with the implementation of the Government of British Columbia’s 2002 energy policy and the creation of BC Transmission Corporation. The details of the 2002 energy plan, including the creation of BC Transmission Corporation, appear under the heading “Business Overview – The Independent Power Generation Industry”. Although the implementation of the 2002 energy policy and the creation of BC Transmission Corporation are expected to improve the Registrant’s chances of securing commitments from customers by mandating certain power production from independent power producers and certain power supply from “BC Clean Resources” and establishing a regulated rate structure, there can be no assurance that the British Columbia government will continue with the new policy initiatives or that the Registrant will secure access to the transmission and interconnection infrastructure necessary for its projects to proceed.

The Registrant May Not be Able to Successfully Compete with Other Companies

Competition among alternative energy producers is increasing. Many potential competitors of the Registrant have substantially more financial, research and development, marketing, and human resources than the Registrant. Other companies may succeed in planning, obtaining approvals for and building renewable energy projects before the Registrant completes any of its proposed projects. The approval and development of other renewable energy projects may impair the ability of the Registrant to secure the necessary approvals for its projects. If any of the

Registrant’s projects are completed, marketing the power would be subject to fluctuations in demand and supply in a competitive sector. There can be no assurance that the Registrant will successfully compete for supply contracts.

The Loss of Service of Senior Management and Key Consultants Could Adversely Affect the Registrant’s Business and Results of Operations

The Registrant’s success is highly dependent upon the performance of its senior management and key consultants, in particular, Paul Manson and Anthony Duggleby. The Registrant does not have an employment agreement with Mr. Manson or Mr. Duggleby. The Registrant does not maintain key-man life insurance. The loss of the services of senior management and key consultants could have a material and adverse effect on the Registrant, its business and results of operations.

Inexperience of Management Could Adversely Affect the Registrant’s Business and Results of Operations

Management of the Registrant lacks experience in developing hydroelectric, wind power and transmission projects. They may not be fully aware of many of the specific requirements related to working within these industries and their decisions and choices, therefore, may not take into account standard engineering or managerial approaches commonly used in these industries. Consequently, the Registrant’s operation, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of experience in the hydroelectric, wind power and transmission industries. Accordingly, the Registrant may need to expand its management team to add personnel experienced in the development of such projects. Although the Registrant has recruited and plans further to recruit individuals with the necessary skills and experience from within the hydroelectric, wind power and transmission industries, no assurance can be given that the Registrant will be able to recruit and retain individuals with the skills needed at the compensation levels dictated by the Registrant’s future development budgets.

The Registrant’s Ability to Rely on Strategic Partners and Joint Ventures May Affect its Success

The Registrant’s success may depend on the performance and continued service of certain independent contractors and joint venture partners. The continuation of the Harrison Lake project is dependent upon a continued relationship with Lakeside Pacific Forest Products Ltd. (formerly Pretty’s Timber Co. Ltd.). This project is currently inactive, however, deterioration of this relationship may result in the abandonment of the project and would have an impact on the business of the Registrant.

Obtaining Titles to Property May Be Costly or Impossible

Except for the Cascade Heritage project, where the Registrant owns the property upon which the project is proposed to be constructed and has received a Certificate of Title respecting the property, and the Knob Hill wind project, where the Registrant has purchased the property underlying the Investigative Use Permits, the Registrant has not obtained title with respect to the real properties upon which its other projects are proposed to be constructed. It has, however, completed what it considers to be industry standard investigations regarding title to such properties. However, this should not be construed as a guarantee of title. The real property may be subject to prior unregistered agreements or transfer, or First Nations (aboriginal peoples) land claims, and title may be affected by undetected defects. There can be no assurance that the Registrant will secure the rights to the project sites necessary to develop its projects. The Registrant may be required to incur substantial unanticipated and non-refundable costs in seeking to secure such rights.

First Nations Land Claims and Treaties May Affect the Registrant’s Ability to Develop and Operate its Projects

The proposed locations for the Registrant’s hydroelectric, wind and transmission projects are subject to unresolved First Nations land claims. Recent court decisions in British Columbia, Canada do not impose a duty on third parties to consult with and accommodate First Nations communities over land subject to a claim of First Nations title or rights. These developments in the law are recent and accordingly, the ability of the Registrant to successfully develop and operate its projects may be dependent on the settlement of such land claims by the B.C. and Canadian Federal governments. The settlement of any of these land claims in a manner that is unfavourable to the Registrant could cause a delay or ultimate failure of one or more of the Registrant’s projects. No assurance can be given that delays in reaching such settlements or that the terms of any treaties that may be adopted in the future will not adversely affect the business or property of the Registrant.

Concerns of Local Communities May Delay or Hamper the Registrant’s Ability to Proceed with its Projects

The Registrant is aware of the need to consult with and address the demands of local communities, including First Nations communities. Recent court decisions in British Columbia, Canada do not impose a duty on third parties to consult with and accommodate First Nations communities over land subject to a claim of First Nations title or rights. However, the Registrant plans to initiate a consultation process whereby the impacts and benefits of the projects on the First Nations and non-First Nations communities located close to the project sites will be fully explored. There can be no assurance that the Registrant will gain the support of First Nations and local communities necessary to proceed with the projects.

Meteorological and Water Flow Changes May Affect the Registrant’s Projections and Ultimately Its Production Abilities

There can be no assurance that the wind conditions at the wind project sites or the water flows at the hydroelectric sites will be consistent with the Registrant’s projections, or that climatic and environmental conditions will not change significantly from the prevailing conditions at the time the projections were made. Water flows vary each year, depending on factors such as rainfall, snowfall and rate of snowmelt. If developed, the Registrant’s projects may be subject to substantial variations in wind or water flow or other climatic conditions. While the Registrant has selected its sites on the basis of the its output projections, there can be no assurance that the actual wind and water flow conditions required to produce the projected outputs will exist or be sustained after construction of the projects is completed.

Rapid Technological Change May Render the Registrant’s Operations Non-Competitive

The wind energy industry is subject to rapid technological change that affects both wind related technologies such as turbines and power generation and transmission technologies such as substation equipment and transmission lines. There can be no assurance that alternative or newly introduced technologies will not render the Registrant’s operations non-competitive or that the Registrant will be able to keep pace with technological developments.

Price Fluctuations May Affect the Registrant’s Revenues

The price of electricity is subject to fluctuation as a result of changes in supply, demand, government regulations and other factors beyond the control of most producers and such fluctuations may adversely affect the prospects and ultimately the revenues of the Registrant.

The Registrant’s Ability to Deliver Energy to Potential Customers is Unproven

As the Registrant’s projects are still in the planning and permit application stages, the ability of the Registrant to supply energy to potential customers in the quantities requested by such potential customers on a reliable and consistent basis is unproven.

Variations in Inflation Rates May Affect the Registrant’s End Costs

Estimates of development costs for the hydroelectric projects are based on current inflation rates. Any variation in these rates during the construction, operation and maintenance periods could either increase or decrease the end costs.

Variations in Interest Rates May Affect the Feasibility of the Registrant’s Projects

Prevailing interest rates will determine the end capital cost and the financial feasibility of the Registrant’s projects. In turn, project revenues derived from a project are dictated by energy rates, which are set by the market. A significant increase in interest rates may make the Registrant’s projects uneconomical.

Variations in Exchange Rates May Affect the Feasibility of the Registrant’s Projects

Many major components of the projects such as turbines and generators will be sourced through international tendering procedures. These components will likely be sourced from the United States, Europe or Asia and are usually bid for in U.S. currency. Variations in exchange rates between U.S. and Canadian currencies will affect the end costs of the major components and may adversely affect the feasibility of the Registrant’s projects. Until firm price commitments for the supply of major components have been secured, final capital costs for a project cannot be determined and therefore the feasibility of proceeding with a project at the then prevailing energy rates cannot be assured.

ITEM 4 INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE REGISTRANT

Sea Breeze Power Corp. (the “Registrant”), a British Columbia corporation, and its wholly-owned subsidiaries, Powerhouse Developments Inc., Sea Breeze Energy Inc., Powerhouse Electric Corp., Sea Breeze Management Services Inc. and Sea Breeze Power Projects Inc., its 80% owned subsidiary, Harrison Lake Hydro Inc. and its 50% owned subsidiary, Sea Breeze Pacific Regional Transmission System, Inc. are in the planning, permitting and environmental assessment stages of developing renewable energy projects.

The Registrant was incorporated on January 18, 1979 pursuant to the British Columbia Company Act, as a British Columbia, Canada corporation under the name Northern Horizon Resource Corporation and commenced trading on the Vancouver Stock Exchange (now the TSX Venture Exchange) (the “Exchange”) on January 18, 1979. Effective September 12, 1985 the Registrant changed its name to Golden Horizon Resource Corporation and consolidated its shares on a four old shares for one new share basis. Effective January 2, 1990 the Registrant changed its name to GHZ Resource Corporation and consolidated its shares on a four old shares for one new share basis. Effective June 9, 1994 the Registrant changed its name to Canadian Reserve Gold Corporation. Effective April 17, 1996 the Registrant changed its name to Christina Gold Resources Ltd. and consolidated its shares on a five old shares for one new share basis. Effective December 10, 1998 the Registrant changed its name (to reflect the transformation of its business from that of mining to power generation) to Powerhouse Energy Corp. and consolidated its shares on a two old shares for one new share basis. Effective September 17, 2001 the Registrant changed its name to International Powerhouse Energy Corp. and consolidated its shares on a ten old shares for one new share basis. Effective July 29, 2003 the Registrant changed its name to Sea Breeze Power Corp. and increased its authorized capital from 100,000,000 common shares without par value to 200,000,000 common shares without par value and from 10,000,000 Class “A” preference shares without par value to 20,000,000 Class “A” preference shares without par value.

The Registrant’s head office is located at Suite 1400, 333 Seymour Street, Vancouver, British Columbia, V6B 5A6 (Tel: 604-689-2991). The Registrant’s registered office in British Columbia is located at Suite 1500, Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7 (Tel: 604-689-9111).

The Registrant’s principal capital expenditures and divestitures (including interests in other companies) since January 1, 2002 are as follows:

In the fiscal year ended December 31, 2002, the Registrant expended CAD $262,934 on the Cascade Heritage project, CAD $62,617 on the Kwoiek Creek hydroelectric project and CAD $1,950 on the Harrison Lake project for total capital expenditures in fiscal 2002 of $327,501.

In the fiscal year ended December 31, 2003, the Registrant expended CAD $319,238 on the Cascade Heritage project, CAD $2,742 on the Kwoiek Creek hydroelectric project and CAD $6,829 on the Harrison Lake project for total capital expenditures in fiscal 2003 of CAD $328,809 for hydroelectric projects. The Registrant expended CAD $403,644 on the Knob Hill wind farm project, CAD $146,210 on the God’s Pocket project, CAD $227,924 on the Shushartie project, CAD $204,841 on the Hushamu project, CAD $49,389 on the Windy Ridge project, CAD $189,584 on the Nimpkish project, CAD $124,465 on the New Castle Ridge project and, CAD $378,841 on other wind farm projects for total capital expenditures in fiscal 2003 of CAD $1,724,898 for wind farm projects of which CAD $878,495 were cash expenditures and CAD $846,403 were non-cash expenditures with CAD $362,303 representing the acquired wind farm projects under development and CAD $484,099 representing the excess payment over net liabilities assumed upon the acquisition of 100% of Sea Breeze Energy Inc. The Registrant expended total project related capital expenditures for fiscal 2003 of CAD $2,053,710, of which CAD $846,403 were non-cash expenditures and CAD $1,207,307 were cash expenditures, comprised of CAD $328,809 for hydroelectric projects and CAD $878,495 for wind farm projects.

In the fiscal year ended December 31, 2004 the Registrant’s subsidiary, Powerhouse Developments Inc. transferred all its proprietary rights, title and interest in the Kwoiek Creek hydroelectric project to Kwoiek Creek Resources Inc. in consideration of the sum of CAD $450,000. In the fiscal year ended December 31, 2004, the Registrant expended CAD $314,698 on the Cascade Heritage project, CAD $NIL on the Kwoiek Creek hydroelectric project and CAD $1,260 on the Harrison Lake project for total capital expenditures in fiscal 2004 of CAD $315,958 for hydroelectric projects. The Registrant expended CAD $696,669 on the Knob Hill wind farm project, CAD $25,193 on the God’s Pocket project, CAD $48,686 on the Shushartie project, CAD $86,876 on the Hushamu project, CAD $8,376 on the Windy Ridge project, CAD $52,620 on the Nimpkish project, CAD $24,946 on the New Castle Ridge project and, CAD $215,845 on other wind farm projects for total capital expenditures in fiscal 2004 of CAD $1,159,209 for wind farm projects of which CAD $1,024,509 were cash expenditures and CAD $134,700 were non-cash expenditures representing additional excess payment over net liabilities assumed upon the acquisition of 100% of Sea Breeze Energy Inc. The Registrant expended total project related capital expenditures for fiscal 2004 of CAD $1,534,460, of which CAD $134,700 were non-cash expenditures and CAD $1,399,761 were cash expenditures, comprised of CAD $315,958 for hydroelectric projects and CAD $1,024,509 for wind farm projects, and $59,294 for transmission projects.

The Registrant’s principal capital expenditures and divestitures currently in progress consist of CAD $120,166 on the Cascade Heritage project, CAD $Nil on the Kwoiek Creek hydroelectric project and CAD $60 on the Harrison Lake project for a total capital expenditures of CAD $120,226 for the three-month period ended March 31, 2005. The Registrant expended CAD $48,933 on the Knob Hill wind farm project, CAD $3,200 on the God’s Pocket project, CAD

$3,796 on the Shushartie project, CAD $14,826 on the Hushamu project, CAD $Nil on the Windy Ridge project, CAD $Nil on the New Castle Ridge project and, CAD $44,858 on other wind farm projects for total capital expenditures for the three-month period ended March 31, 2005 of CAD $119,190, for wind farm projects. The Registrant expended total project related capital expenditures for the three-month period ended March 31, 2005 of CAD $350,503, of which $111,087 were for transmission projects.

No further capital investments or divestitures are currently being undertaken by the Registrant.

The Registrant has financed and intends to continue to finance its operations through the issuance of equity and debt financing.

Since the commencement of the Registrant’s last completed fiscal year, the Registrant has not received any public takeover offers for its shares from third parties, nor has it made any such offers.

B. BUSINESS OVERVIEW

General

The Registrant was originally incorporated as a natural resources company in 1979. It carried out exploration and development of mineral projects until July 1999 when it changed the focus of its business from mining to power generation. The Registrant is currently in the business of planning, permitting, obtaining environmental assessments, designing and financing renewable energy sites and it proposes to construct and operate renewable energy projects in the future. The Registrant’s projects can be categorized into four types: (1) wind farm projects, (2) hydroelectric projects, (3) remote area power systems, (4) high voltage direct current transmission systems.

The location of the Registrant’s wind farm and hydroelectric projects and proposed transmission lines are indicated on the following map:

1. Wind Farm Projects

The Registrant is in the stage of obtaining permits for prospective sites for wind farm development. The Registrant is presently holding 52 Investigative Use Permits issued by the British Columbia Ministry of Sustainable Resource Management on a total land base of approximately 206,925 hectares of crown owned land in British Columbia, Canada. The Registrant’s most developed site is the Knob Hill Wind Farm, located approximately 35 Kilometers west of Port Hardy on Vancouver Island, has received approval from the Environmental Assessment Office of British Columbia, established by the British Columbia Environmental Assessment Act, to build a utility-scale wind farm on the northern tip of Vancouver Island, British Columbia. The Registrant is in the stage of finding suitable partners and evaluating several scenarios to close power purchase agreements with respect to the Knob Hill Wind Farm. This project is described in greater detail below. Three additional properties have been the subject of environmental studies, in anticipation of applications for formal environmental assessment review later in 2005. The Registrant’s five most developed sites have been the subjects of wind monitoring programs since mid-2003. The balance of the properties under consideration have as yet only had preliminary mapping conducted.

2. Hydroelectric Projects

The Registrant has two hydroelectric projects: (a) Cascade Heritage Power Project, (b) Harrison Lake Project.

(a) Cascade Heritage Power Project

The Registrant has completed the development of a proposal to proceed with construction for a run-of-river hydroelectric power operation at Cascade Heritage Power Park near Christina Lake, British Columbia, Canada. The Registrant has submitted an application for formal review of the project by the Environmental Assessment Office pursuant to the Environmental Assessment Act in November, 2003.

(b) Harrison Lake Project

This is not an active project for the Registrant, however, an application for a water licence has been made. This project is also referred to in the financial statements as the Registrant’s proportionate interest in the Slollicum joint venture.

(c) Kwoiek Creek Project

The Registrant has recently divested itself of its third hydroelectric project, the Kwoiek Creek project, which was written down to $1 in the financial statements for the year ended December 31, 2003. Pursuant to an agreement dated September 15, 2004 the Registrant transferred its interest in the project to Kwoiek Creek Resources Inc. in consideration of CAD $450,000, such transfer occurring in December 2004.

3. Remote Area Power Systems

The Registrant has an agreement with VRB Power Systems Inc. (“VRB”) to provide management services, engineering and design services, project marketing, project identification in Canada and Alaska for VRB’s patented energy storage system. The Registrant has also responded to requests for proposals from remote communities soliciting proposals for integration of wind energy into the electric grids of communities for whom they supply utilities services.

4. HVDC Transmission Systems

The Registrant’s 50% owned subsidiary, Sea Breeze Pacific Regional Transmission System, Inc. (“Sea Breeze Pacific”), is in the planning and analysis stages of pursuing high voltage direct current (“HVDC”) transmission opportunities to export wind and other energy from Vancouver Island. Sea Breeze Pacific has filed an application with Bonneville Power Authority (“BPA”), British Columbia Transmission Corporation and the British Columbia Utilities Commission for a new submarine HVDC transmission line from Vancouver Island across the Strait of Juan de Fuca to the municipality of Port Angeles on the Olympic Peninsula, Washington. Sea Breeze Pacific has also applied for a permit with the U.S. Department of Energy in Washington, DC to construct, operate, maintain and connect the necessary facilities for the transmission line. In Canada, a similar permit from the National Energy Board will be required. There can be no assurance of the timeframe within which such permits will be granted or if such permits will ever be granted.

On December 14, 2004 Sea Breeze Pacific filed an interconnection application with Pacific Gas and Electric Company of San Francisco, California and the British Columbia Transmission Corporation for the first submarine transmission line that would allow for the direct transmission of electricity from Canada to California.

Stages of Development

The Registrant has identified ten stages of development for its wind farm and hydroelectric power projects.

1.	Site Identification — Helimax Energy Inc., a wind power engineering and consulting firm from Montreal Quebec, Canada, identified regions that were economically viable for wind power development within British Columbia.

2.	Application for Use — For the wind farms projects this is the Investigative Use Permits (which the Registrant has obtained for all of its sites). For the hydroelectric sites this is the water license application (which the Registrant has made for all of its sites).

3.	Data Collection — For the wind farm projects this involves preliminary mapping which has been conducted on all of the Registrant’s sites and wind resource data monitoring and collection, which, through the installation of anemometers, is ongoing at the Registrant’s five most developed sites, Knob Hill, Shushartie, Hushamu, Nimpkish One and God’s Pocket. For the Cascade Heritage hydroelectric project, flow rates have been logged for the last 80 years and government operated monitoring stations have data that is available to the Registrant.

4.	Environmental Assessment — Pursuant to the British Columbia Environmental Assessment Act the wind farm projects and hydroelectric power projects meeting a specified threshold must be acknowledged by the Environmental Assessment Office b (“EAO”) as being subject to review. Terms of Reference are then developed, in cooperation with the EAO and the various responsible government agencies, which include a process of consultation with the general public and First Nations. The application eventually submitted ideally contains sufficient information on which to assess the environmental and social impact of the proposed project in an informed manner.

Following acceptance of the Terms of Reference, fieldwork and preliminary design work are conducted. The application is not accepted until the formal review process commences, at which time all information required under the Terms of Reference to conduct a full assessment has been conducted and assembled.

Upon submission of the application, the EAO inspects the application to ensure inclusion of all items required under the Terms of Reference. This screening process lasts 30 days. Presuming all is in order, a 180-day formal review period begins. The 180-day formal review period is concluded by delivery of a recommendation by the EAO to the Ministers of Energy and Mines, Sustainable Resource Management and Water, Air and Land Protection for either acceptance or rejection of the application. The three ministers ultimately determine the issue of acceptance or rejection on a discretionary basis within 45 days of receiving the recommendation from the EAO.

The Terms of Reference for the Registrant’s Knob Hill wind farm project were accepted by the EAO in January 2004 and the formal review process began in March 2004. The formal review was completed by the government in September 2004 and the EAO granted its approval on September 28, 2004.

The terms of Reference for the Registrant’s Cascade Heritage hydroelectric project were accepted by the EAO in November 2003, however the 180-day deadline has been suspended to allow adequate time to respond to public comments.

5.	Power Purchase Agreements — At this stage the Registrant responds to Requests for Proposals issued by utility companies in the Pacific Northwest in order to obtain power purchase agreements. The Registrant has provided proposals to Puget Sound Energy Inc., PacifiCorp and B.C. Hydro in response to Requests for Proposals issued by these utilities. The Registrant anticipates that the successful completion of a power purchase agreement may enable project financing. The Registrant entered this stage of development with its Knob Hill Wind Farm project in September 2004 after it received EAO approval to the project. It is currently seeking suitable partners and evaluating several scenarios to close power purchase agreements for the Knob Hill Wind Farm project.

6.	Finalization of Land Use terms with Government — Land and Water British Columbia Inc., the provincially owned corporation responsible for managing Crown land within

British Columbia, is developing guidelines for land tenure and leasing agreements between the Crown and wind development companies.

7.	Access — Wind sites permitted to the Registrant are in remote locations and require road construction for access to the sites. This access will be gated to prevent the inappropriate use of the roads near to potentially environmentally sensitive areas. For the hydroelectric projects under development, road construction will not be as great a factor.

8.	Interconnection Studies — The Registrant has worked with Elsam Engineering Inc., of Denmark to conduct workshops on interconnecting wind power projects to the British Columbia transmission grid. These workshops were attended by representatives from the Registrant and British Columbia Transmission Corporation, the provincially owned corporation responsible for the operation and maintenance of the British Columbia transmission grid. Each wind power or hydroelectric project requires a separate interconnection study.

9.	Construction — Once financing arrangements are made, the time allotted for the construction phase depends on regulatory permits required, the rate of road construction for remote areas and weather conditions. The Registrant estimates for constructing a 100 megawatt section of a wind power project ranges between 12 and 14 months for projects located on the north end of Vancouver Island. For run of river hydroelectric projects, construction time is approximately two years.

10.	Operation — This phase of project development involves working with the supplier of wind (or hydroelectric) turbines to optimize generation performance. Maintenance schedules and training will be facilitated by the wind (or hydroelectric) turbine manufacturer and the Registrant.

With the exception of the turbine supply and manufacture referred to in the operation stage of development, the Registrant intends to carry out all stages of development in-house.

The environmental assessment process is extremely unpredictable and accordingly it is not possible at this point to predict if and when the Registrant will advance beyond the stage of development indicated in item 4 above. Accordingly it is not possible to predict when the Registrant will enter the operational stage of development indicated in item 10 above, or when revenues will be generated.

The Independent Power Generation Industry and Regulation

Regulated publicly and privately owned utility companies have traditionally dominated the North American electricity generation business, using hydroelectric, nuclear or fossil fuel facilities to generate electricity. While regulated utilities continue to dominate the power market in North America, independent power producers have acquired greater market share as a consequence of progressive deregulation.

Environmental concerns, rapid growth in anticipated electricity demand, rising electricity rates, new technologies and growing international competition in the late 1980s led to government policies designed to encourage the supply of electricity from independent power producers. In December 1997 Canada signed the Kyoto Protocol, making a commitment to develop clean, renewable energy in order to sustain future energy needs. Currently the Canadian federal government offers an incentive (the Wind Power Production Incentive) of $0.01/kWh for the production of wind energy. A number of provincial governments and utilities, most notably in the Canadian provinces of British Columbia, Alberta, Ontario and Quebec, established programs to actively seek the purchase of electricity from independent power producers under long term contracts at rates that reflect their projected long-term value to the power system.

In November 2002 the Minister of Energy and Mines for the Canadian province of British Columbia announced a new energy policy. One of the goals of the policy is that 100% of British Columbia’s new electricity generation requirements will be developed by independent power producers, and British Columbia Hydro & Power Authority (“BC Hydro”), a Crown Corporation which is the major generator, transmitter and distributor of electricity in that province, will be limited to improvements to existing facilities. A report card published in October, 2004 by the British Columbia Ministry of Energy and Mines states that since 2001 the amount of electricity purchased under long-term contracts from independent power producers has grown steadily, from 19 independent power producers in 2001 to 39 independent power producers in 2004. The policy provided for the creation of BC Transmission Corporation which is intended to eventually independently manage and operate the publicly owned transmission system and to ensure fair access for all generators including independent power producers. The policy also allows direct sale of electricity from independent power producers to large customers and sets out a regulated rate structure for BC Hydro. The regulated rate is designed to ensure that BC Hydro competes fairly against independent power producers for large customers. The policy goes on to state that electricity distributors will pursue a voluntary goal to purchase at least 50% of their new power supply from “BC Clean” resources which are renewable or result in a net environmental improvement over existing generation. “BC Clean” resources represent a set of resource categories that includes wind power and run-of-river hydroelectricity. BC Hydro will continue to be the principal distributor in the province. The British Columbia Utilities Commission will continue to regulate BC Transmission Corporation and assess the need for new transmissions and will be authorized to direct expansion of the transmission system where required.

In addition to BC Hydro, there is one major privately owned utility in the province of British Columbia, FortisBC Inc. (“Fortis”). Other independent power producers, such as Canadian Hydro Developers Inc. account for approximately 2-3% of the market in terms of production, all of which is sold to, or through, either BC Hydro or Fortis. In addition to the firm price contract that BC Hydro has with these independent power producers, BC Hydro’s wholly owned subsidiary, British Columbia Power Exchange Corporation, purchases and sells power in the short-term electricity market.

The Registrant believes that the potential for new projects in British Columbia may be enhanced by the move to more deregulated competition in the United States and the ability after partial deregulation for other electricity producers to utilize BC Hydro’s transmission facilities to deliver and sell electricity to third parties. Certain customers may be interested in purchasing environmentally friendly or “green” power and potential sources would include independent producers in British Columbia.

Wind Farm Projects

The Registrant, through its wholly owned subsidiary Sea Breeze Energy Inc., holds 52 Investigative Use Permits for utility scale wind farm development issued by the British Columbia Ministry of Sustainable Resource Management on a total land base of approximately 206,925 hectares of crown owned land in British Columbia, Canada. The Investigative Use Permits are issued for a term of two years and allow the Registrant to enter the land, which is owned by the government of British Columbia. Sixteen of the Registrant’s 52 prospective sites are located on northern Vancouver Island, 26 are located on the mid coast between the south tip of the Queen Charlotte Islands and the northern tip of Vancouver Island (of which five are offshore) and ten are located in the Okanogan region (south central British Columbia in the region of the Thompson Plateau).

The Registrant’s most developed site is the Knob Hill Wind Farm, located approximately 35 kilometers west of Port Hardy on Vancouver Island, which, in September 2004 received approval from the Environmental Assessment Office of British Columbia, established by the British Columbia Environmental Assessment Act, to build a utility-scale wind farm on the tip of Vancouver Island, British Columbia. The Registrant has entered the stage of finding suitable partners and evaluating several scenarios to close power purchase agreements for the Knob Hill project. This project is described in greater detail below. Three additional properties (Shushartie, Hushamu and Nimpkish One) have been the subject of environmental studies, in anticipation of applications for formal environmental assessment review later in 2005. These three properties, the God’s Pocket property and the Knob Hill property have been the subjects of wind monitoring programs since mid-2003. The balance of the properties under consideration have as yet only had preliminary mapping conducted.

The Registrant’s Knob Hill project is a proposed 450-megawatt (MW) wind power generation facility and was the first project to enter the new environmental assessment review process since the enactment of the new Environmental Assessment Act (“EAA”) which became effective in January 1, 2003. Under the new EAA a project is formally acknowledged by the Environmental Assessment Office (“EAO”) as being subject to review. Terms of Reference are then developed in cooperation with the EAO and the various responsible government agencies and include a process of consultation with the general public and First Nations. The application eventually submitted ideally contains sufficient information on which to assess the environmental and social impact of the proposed project in an informed manner.

Following acceptance of the Terms of Reference, fieldwork and preliminary design work is conducted. The application is not accepted until the formal review process commences, at which time all information required under the Terms of Reference to conduct a full assessment has been conducted and assembled.

Upon submission of the application, the EAO inspects the application to ensure inclusion of all items required under the Terms of Reference. This screening process lasts 30 days. Presuming all is in order, a 180-day formal review period begins. The 180-day formal review period is concluded by delivery of a recommendation by the EAO to the Ministers of Energy and Mines, Sustainable Resource Management and Water, Air and Land Protection for either acceptance or rejection of the application. The three ministers ultimately determine the issue of acceptance or rejection on a discretionary basis within 45 days of receiving the recommendation from the EAO.

Knob Hill entered the EAA review process in June 2003. As the process for establishing guidelines and criteria for the EAA process for wind energy projects continues to evolve, the Registrant is deliberately using the Knob Hill project as a template prior to launching any of its additional wind farm properties into the process. To date the Terms of Reference submitted by the Registrant were accepted by the EAO in January 2004 and in March 2004 the formal review process began. In accordance with the EAA the formal review was completed by the government in September 2004 and the EAO granted its approval on September 28, 2004.

The Registrant has entered the stage of finding suitable partners and evaluating several scenarios to close power purchase agreements for the Knob Hill project

Wind resource data collection for the site is also proceeding with anemometer installations recently completed.

Hydroelectric Power Projects

1. Cascade Heritage Hydroelectric Project

The Registrant’s wholly owned subsidiary, Powerhouse Developments Inc. (“PDI”), is the owner of ten acres of riverfront land located approximately one mile west of Christina Lake, British Columbia. The land is on the south bank of the Kettle River at the eastern end of Cascade Canyon. The site was the original location of a five MW power generation facility constructed in 1898 by Cascade Power and Light Company, and was one of the first sites in North America to produce 120v AC current.

The Registrant, through PDI, has developed a proposal for the development of a run-of-river hydroelectric power operation at this site. Run-of-river projects produce electricity without storing water. An application was originally made in 1994 by the Registrant to LWBC for a water license to operate a 25 MW run-of-river hydroelectric generation facility on the property.

The Registrant has submitted an application for formal review of the project by the EAO pursuant to the EAA in November, 2003. The EAA review process is the same for the Registrant’s hydroelectric project as its wind farm projects discussed above under the heading “Wind Farm Projects” (except that the Registrant’s Harrison Lake project does not meet EAA thresholds and is therefore not subject to EAA review). Accordingly, the EAA requires the government to conduct its formal review on the Cascade Heritage project within 180 days of commencement of formal review. At the Registrant’s request, however, the 180-day deadline has been suspended to allow adequate time to respond to public comments received.

2. Harrison Lake Project

The Registrant’s subsidiary, Harrison Lake Hydro Inc. which is owned 80% by the Registrant and 20% by Lakeside Pacific Forest Products Inc. was incorporated as a holding and development company for a 3.5 MW run-of-river hydroelectric generation project on Slollicum Creek, located on the eastern shore of Harrison Lake, about three miles north of the community of Harrison Hot Springs, British Columbia, Canada. An application for a water license to develop the property has been made however the project is currently inactive.

Remote Area Power Systems

Pursuant to an agreement dated October 20, 2003 the Registrant entered into a Master Services Agreement with VRB Power Systems Inc. (“VRB”) to meet electricity and heating needs for remote communities in Canada and Alaska. Under the terms of the Agreement VRB will sell and integrate its patented Vanadium Redox Battery Energy Storage System (“VRB/ESS”) to supply firm capacity electrical power from wind, minimizing the required use of diesel engines thereby reducing emissions and costs of fuel. The Registrant will provide, on a non-exclusive basis, project management services, engineering and design services as well as project marketing and identification for the VRB/ESS for wind farms and other renewable energy projects in Canada and Alaska. The Registrant has identified over four hundred remote communities as potential customers for implementation of the VRB/ESS.

Many remote communities are dependant on fossil fuels and pay energy costs that can be up to ten times higher than in the rest of Canada. Current wind projects in remote communities are generally tied to isolated diesel grids to form wind-diesel hybrid systems with wind essentially used to save on fuel. With the VRB/ESS, electricity can be stored with virtually no environmental impact at less cost than diesel or other fossil fuels.

HVDC Transmission Systems

In May 2004 the Registrant incorporated Sea Breeze Pacific Regional Transmission System, Inc. (“Sea Breeze Pacific”), a 50% owned subsidiary, jointly owned with Boundless Energy LLC of Plainville, Connecticut to pursue high voltage direct current (“HVDC”) transmission opportunities to export wind and other energy from Vancouver Island, British Columbia. In June 2004 Sea Breeze Pacific filed an application with Bonneville Power Authority (“BPA”), British Columbia Transmission Corporation and the British Columbia Utilities Commission for a new submarine HVDC transmission line from Vancouver Island across the Strait of Juan de Fuca to the municipality of Port Angeles on the Olympic Peninsula, Washington. Sea Breeze Pacific has also applied for a permit with the U.S. Department of Energy in Washington, DC to construct, operate, maintain and connect the necessary facilities for the transmission line. In Canada, a similar permit from the National Energy Board will be required. There can be no assurance of the timeframe within which such permits will be granted or if such permits will ever be granted.

On December 14, 2004 Sea Breeze Pacific filed an interconnection application with Pacific Gas and Electric Company of San Francisco, California and the British Columbia Transmission Corporation for the first submarine transmission line that would allow for the direct transmission of electricity from Canada to California.

The Registrant’s business will be subject to seasonal fluctuations to the extent that water flows are seasonal and depend on factors such as rainfall, snowfall and rate of snowmelt. While the seasonal fluctuations in water flows are significant, they generally follow a predeterminable pattern.

Wind and hydro power utilize vast raw material resources. Available power generation is contingent upon sufficient wind speeds for wind generated electricity and upon minimal water flows for run-of-river hydro. The price of electricity is subject to fluctuation as a result of changes in supply, demand, government regulations and other factors beyond the control of producers including the Registrant.

Marketing channels used by the Registrant include responding to requests for proposals from large purchasers of power and private negotiations with direct end users. The Registrant, however, has not to date sold any power.

The business of the Registrant is highly dependant on licenses. If the Registrant does not receive Water Licenses and Project Approval Certificates for its run-of-river projects it cannot proceed with these projects. Similarly if the Registrant does not satisfy the requirements of the Environmental Assessment Act for its wind and water projects it cannot proceed with these projects. The environmental assessment process is extremely unpredictable and accordingly it is not possible at this point to predict if and when such process will be complete and when projects will be completed or when revenues will be generated. The business of the Registrant is also highly dependent on contracts with future customers. These can include forward contracts where the price of the power to be sold is guaranteed and known in advance and spot contracts where the price of the power to be sold depends on a number of industry and energy demand factors beyond the control of the Registrant.

The business of the Registrant is also highly affected by government regulation. In particular the Registrant must obtain Water Licenses and Project Approval Certificates to develop its run-of-river projects from the MSRM. The Registrant must receive approval from the British Columbia Environmental Assessment Office pursuant to the Environmental Assessment Act of British Columbia to develop its water and wind energy projects. (See Item 3(D) “Key Information: Risk Factors”).

C. ORGANIZATIONAL STRUCTURE

The Registrant has five 100% owned subsidiaries: Powerhouse Developments Inc., Sea Breeze Energy Inc. Powerhouse Electric Corp., Sea Breeze Management Inc. and Sea Breeze Power Projects Inc. The Registrant also has an 80% owned subsidiary: Harrison Lake Hydro Inc. and a

50% owned subsidiary: Sea Breeze Pacific Regional Transmission System, Inc. All of the Registrant’s subsidiaries are incorporated pursuant to the British Columbia Business Corporations Act or its predecessor the British Columbia Company Act as British Columbia, Canada corporations.

D. PROPERTY PLANTS AND EQUIPMENT

The Registrant’s corporate headquarters are located in Vancouver, British Columbia. The Registrant leases approximately 6,693 square feet of corporate office space at an annual rent of approximately CAD $113,764, which includes 11 private offices and 12 open style offices and two boardrooms. As at December 31, 2004 the lease term had approximately 9 months remaining on its lease. Management believes these offices are adequate for its needs and that the rates are comparable with market rates

The Registrant’s wholly owned subsidiary PDI is the owner of ten acres of riverfront land located approximately one mile east of Christina Lake, British Columbia. The land is on the south bank of the Kettle River at the eastern end of Cascade Canyon.

The Registrant also is the owner of mineral claims consisting of 149 units (2,480 hectares) located at the northern end of Vancouver Island. The claims overlie and are adjacent to Investigative Use Permits held in connection with the Registrant’s Knob Hill wind farm project. The Registrant has no present intention to carry out mining activities on the property. Its sole purpose in purchasing and holding the claims is to prevent potential interference with its Investigative Use Permits and its planned wind farm operations on the property.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The Registrant’s operations consist of the development of hydroelectric projects, wind energy projects and transmission projects and the provision of consulting services to third parties who are interested in wind energy. The Registrant’s primary project is its Knob Hill wind farm project (See Item 4 “Information on the Company – B. Business Overview” for greater detail.) Any results from operations are reflected either through increasing the book value of projects under development or through increasing expenses incurred for general and administration.

During the last three years, which ended December 31, 2004, the Registrant funded its business operations from cash proceeds received from loan advances from major shareholders, convertible debentures, private placements, and the exercise of stock options and warrants.

Background Information

The Registrant has issued three convertible debentures as follows:

    Convertible Debenture Number 1 (“CD#1”) — This debenture was issued in June 2000. This debenture was convertible into units of the Registrant at a rate of CAD $0.13 per unit. Each unit consisted of one common share and one common share purchase warrant, each warrant entitling the holder to purchase an additional common share at a price of CAD $0.13 per share. The debenture bore interest at rate of 12% per annum which was payable in shares of the Registrant.

The principal amount of US $1,000,000 was converted into 11,330,753 units of the Registrant during fiscal 2002. Accrued interest in the amount of CAD $368,007, was converted into 2,830,843 shares of the Registrant at the conversion rate of CAD $0.13 per share. In December 2002 all outstanding principal and accrued interest were converted into 14,161,596 shares. Upon the conversion 11,330,753 share purchase warrants were issued.

    Convertible Debenture Number 2 (“CD#2”) — This debenture was issued in February 2002. This debenture was convertible into units of the Registrant at a rate of CAD $0.13 per unit. Each unit consisted of one common share and one common share purchase warrant, each warrant entitling the holder to purchase an additional common share at a price of CAD $0.13 per share. The debenture bore interest at rate of 12% per annum which was payable in shares of the Registrant.

The principal amount of US $1,000,000 was converted into 12,230,769 units of the Registrant during fiscal 2003. Accrued interest in the amount of CAD $128,320, was converted into 987,077 shares of the Registrant at the conversion rate of CAD $0.13 per share. In February 2003 all outstanding principal and accrued interest were converted into 13,217,845 shares. Upon the conversion 12,230,769 share purchase warrants were issued.

    Convertible Debenture Number 3 (“CD#3”) — This debenture was issued in May 2003 in the principal amount of CAD $1,000,000. The debenture is convertible into units of the Registrant at a rate of CAD $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years. Each unit will consist of one common share and one common share purchase warrant, each warrant entitling the holder to purchase one additional common share at the conversion price. Interest is calculated at 12% per annum. The interest on this debenture is payable in shares. This debenture has not yet been converted.

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Projects:

The overall balance of project development expenditures for the three months ended March 31, 2005 were CAD $8,491,744, compared to CAD $6,863,337 on March 31, 2004. The Cascade Heritage project expenditures were CAD $120,166 (March 31, 2004 – CAD $29,789). The increase occurred because further reports and surveys were required for the environmental assessment phase. Additional development cost for the Harrison Lake project were CAD $60 (March 31, 2004 – CAD $Nil) representing administration and correspondence costs. A total of CAD $120,225 (March 31, 2004 – CAD $29,789) has been spent on all hydroelectric projects together.

For the three months period ended March 31, 2005, wind farm expenditures were CAD $119,190 (March 31, 2004 – CAD $226,768), of which CAD $48,933 (41%) (March 31, 2004 – CAD $139,843 (62%)) were spent on Knob Hill wind farm.

During the three months ended March 31, 2005, the Registrant continued developing energy transmission line projects together with its joint venture partners. The Registrant’s proportionate contribution of expenditures were CAD $111,087 (March 31, 2004 – CAD $Nil) bringing its total balance to CAD $170,381 (March 31, 2004 – CAD $Nil). The Registrant pursues two transmission line projects, of which one (“Juan de Fuca”)is intended to cross the Canada – U.S. border from Victoria, Vancouver Island, British Columbia to Port Angeles, Washington State, and another (“West Coast Line”) from Banks Island, British Columbia to San Francisco, CA.

A summary of projects under development is as follows:

Financial Summary of Projects Under Development,

Balance, December 31, 2004:		$8,141,241

Cash expenditures during three months ended March 31, 2005:
Cascade Heritage project:	$120,066
Harrison Lake project:	60

= Subtotal hydro-electric projects:		$120,225

Knob Hill wind farm project	$48,933
Other wind farm projects	70,257

		$119,190

Transmission projects		$111,087

Balance, March 31, 2005:		$8,491,744

The Registrant also pursues environmental approval certificates for its other projects under development. The environmental assessment process is unpredictable as it depends on public input as it is processed through different levels of governmental authorities. The success is uncertain, which results in the inability of the Registrant to be able to predict the approval time of a project.

Factors influencing this process are beyond the Registrant’s control. Factors, which could lengthen the assessment process, are, for example, if further concerns from the Environmental Assessment Office arise, requiring further public discussion, reports and surveys undertaken by the Registrant. Factors, which could expedite the assessment process, include faster processing of the application by the involved authorities.

The Registrant believes that sufficient financing will be available throughout the required assessment periods through further debt instruments and the issuance of share capital pursuant to private placements and the exercise of warrants and stock options. The Registrant is prepared to reduce expenditures for other wind farm projects and prospective wind sites, if necessary to overcome any unexpected long assessment periods.

Related Parties:

During the three months ended March 31, 2005, the Registrant paid CAD $45,000 in consulting fees (March 31, 2004 – CAD $33,000) to directors and companies controlled by directors or officers, of which CAD $27,000 (March 31, 2004 — $15,000) has been capitalized as project related development costs.

Payments to the Vice President of Project Development for engineering services totaled CAD $23,040 (March 31, 2004 – CAD $14,400) and were all capitalized as development costs as they related to projects under development.

Payments of CAD $9,000 (March 31, 2004 – CAD $Nil) in accounting fees have been paid to an officer of the Registrant.

Share Capital:

During the three months ended March 31, 2005, share capital increased by $442,749 (March 31, 2004 - $152,825) to $13,728,840 (March 31, 2004 — $9,480,236) as follows:

Exercise of warrants
CD#2 (non-cash conversion of outstanding loans)	155,993
Private-placement-warrants (cash proceeds)	84,358

		$240,351

Exercise of options
Cash proceeds	$70,270
Non-cash valuation	58,644

		$128,914

Partial conversion of principal of CD#3 (non-cash)	$63,107
Conversion of accrued interest payable in shares upon conversion of principal of CD#3	$10,377

		$73,484

Total increase of share capital		$442,749

The exercise of stock options of CAD $128,914 (March 31, 2004 – CAD $5,525) is comprised of CAD $70,270 (March 31, 2004 – CAD $2,916) cash proceeds and CAD $58,644 (March 31, 2004 — $2,609) of non-cash items. The proportional non-cash contribution of CAD $58,644 refers to stock based expenses, which had been credited to contributed surplus upon the initial option grant and were credited to share capital upon exercise of those options.

During the three months ended March 31, 2005, the Registrant issued common shares in the amount of CAD $442,749 (March 31, 2004 — $152,825). The exercise of warrants relates to warrants issued upon conversion of CD#2, and upon a private placement which closed during 2004. Outstanding loan balances of CAD $155,993 have been used for non-cash consideration received for the exercise of warrants related to CD#2.

During the three months ended March 31, 2005, the Registrant granted 200,000 incentive stock options with a weighted average exercise price of CAD $1.00 per share (March 31, 2004 — 2,300,000 options, average exercise price CAD $0.60 per share). One-third of the granted stock options vested immediately, one-third vests after 6 months and the remainder after 18 months of the grant date, which resulted in stock based compensation expenses of CAD $53,950. All previously granted options, which vested during the three months accounted for CAD $325,687 in stock based compensation expense, totaling CAD $379,637, compared to CAD $212,934 for the three months ended March 31, 2004.

Revenues:

During the three months ended March 31, 2005, the Registrant provided contract services to the District of Squamish, British Columbia, conducting a feasibility study of generating wind energy within the District. The Registrant received $Nil (March 31, 2004 — $9,900) in revenues and incurred $6,062 (March 31, 2004 — $1,425) in related expenses for the first phase of studies. The Registrant recognizes revenues from consulting services over the contract period, which is the period during which the services were provided and the related expenses were incurred. The Registrant continues to service the contract into further phases.

Expenses:

During the three months ended March 31, 2005, accounting expenses increased to CAD $55,794 (March 31, 2004 – CAD $30,537), due to the Registrant pursuing the registration with SEC and expanding into transmission project developments causing additional tax planning and project accounting procedures to be implemented.

Bank charges and interest expenses totaled CAD $4,650 during the three months ended March 31, 2005, as compared to CAD $1,051 in the comparative quarter 2004, due to the Registrant accruing 10% interest for unsecured loan advances received by related parties and shareholders. During fiscal 2004 office expenses increased to CAD $80,345 (March 31, 2004 — CAD $64,541), due to the Registrant renting additional office space to facilitate an increasing number of on-site consultants and employees.

Public relations and travel expenses decreased to CAD $42,264 (March 31, 2004 — CAD $64,100) due to less traveling activities than in the previous year’s quarter.

Consulting expenses increased to CAD $78,967 (March 31, 2004 — CAD $57,035), reflecting expenses related to the Registrant entering the transmission cable developer market.

Salaries increased to CAD $127,945 (March 31, 2004 — CAD $64,304), reflecting increased personnel base salaries for employees of the Registrant’s subsidiaries for office administration, filing procedures, organizing investor meetings, implementing office IT-networks and communication as well as to facilitate the erection of meteorological towers.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Projects:

The overall balance of project development expenditures for fiscal year 2004 was CAD $8,141,241, compared to CAD $6,606,780 for fiscal 2003.

For fiscal 2004, the Cascade Heritage project expenditures were CAD $314,698 (2003 – CAD $319,238). The increase occurred because further reports and surveys were required for the environmental assessment phase. For fiscal 2004, the Kwoiek Creek Project expenditures were CAD $Nil (2003 – CAD $2,745). This decrease related to an ongoing dispute, which arose during 2001 and resulted in the Registrant putting this project on hold and finally settling the dispute in December 2004. The Registrant signed a settlement agreement and transferred all it’s interest in the Kowiek Creek project to its successors for a payment of CAD $450,000.

Additional development cost for the Harrison Lake project were CAD $1,261 (2002 – CAD $6,829) representing administration and correspondence costs. A total of CAD $315,958 (2004 – CAD $328,812) has been spent on all hydroelectric projects together.

During fiscal 2004, the Registrant increased its wind farm projects by CAD $1,159,209 (2003 – CAD $1,724,897), of which CAD $1,024,509 (2003 – CAD $878,495) were cash expenditures and CAD $134,700 (2003 – CAD $846,402) were non-cash expenditures. On September 28, 2004, the Registrant received an approval certificate from British Columbia Environmental Assessment Office (“EAO”) for the Knob Hill wind farm project. Upon receipt of that certificate the Registrant issued 1,000,000 special warrants in accordance with the purchase agreement to acquire 100% of the shares of Sea Breeze Energy Inc., dated April 16, 2003. The warrants were valued at their fair value of $134,700 using the Black-Scholes option pricing model. The amount was allocated and assigned to identified projects at the time of the acquisition and changed the overall balance of consideration paid in excess of net liabilities assumed to $618,799.

During fiscal 2004, the Registrant started to be engaged in developing energy transmission cable projects together with its joint venture partners. The Registrant’s proportionate rate of expenditures for fiscal 2004 was $59,294 (2003 — $Nil).

A summary of projects under development is as follows:

Financial Summary of Projects Under Development,

Balance, December 31, 2003:			$6,606,780

Cash expenditures in 2004:
Cascade Heritage project:	$314,698
Harrison Lake project:	1,260

= Subtotal hydro-electric projects:		$315,958

Wind farms expenditures (cash expenditure)		1,024,509
Transmission projects		59,294

= Total cash expenditures for all projects:			1,399,761

Non-Cash expenditures in 2004:
Special warrants issued upon receipt of approval certificate for Knob Hill wind farm			134,700

Balance, December 31, 2004:			$8,141,241

Related Parties:

During fiscal 2004, the Registrant paid CAD $158,440 in consulting fees (2003 – CAD $150,240) to directors and companies controlled by directors or officers, of which CAD $86,440 (2003 — $78,510) has been capitalized as project related development costs.

Payments to the Vice President of Project Development for engineering services totaled CAD $84,750 (2003 – CAD $78,510) and were all capitalized as development costs as they related to projects under development.

Share Capital:

During fiscal 2004, share capital increased by $3,958,680 (2003 — $2,463,987) to $13,286,091 (2003 - $9,327,411) as follows:

Private placement		$1,081,755

Exercise of warrants
CD#1: cash received in 2003 (see share subscription)	$147,300
CD#1: cash received in 2004	968,485
CD#2: cash received in 2004	1,275,007
Private-placement-warrants: cash received in 2004	287,397

		$2,678,189

Exercise of options
Cash proceeds	$101,400
Non-cash valuation	97,336

		$198,736

Total increase of share capital		$3,958,680

The exercise of stock options of CAD $198,736 (2003 — $160,152) is comprised of CAD $101,400 (2003 - $106,860) cash proceeds and CAD $97,336 (2003 — $53,292) of non-cash items. The proportional non-cash contribution of CAD $97,336 refers to stock based expenses, which had been credited to contributed surplus upon the initial option grant and were credited to share capital upon exercise of those options.

During fiscal 2004, the Registrant issued common shares in the amount of CAD $2,678,189 (2003 - $516,215). The exercise of warrants relates to warrants issued upon conversion of CD#1 and CD#2, and issued upon closing of a private placement.

During fiscal 2004, the Registrant granted 4,741,978 incentive stock options with a weighted average exercise price of CAD $0.75 per share (2003 — 2,804,242 options, average exercise price CAD $0.35 per share). All stock options vest in thirds over a period of 18 months, except for a grant of 2,421,978 granted on October 27, 2004, where one third vested immediately, one third vests after 6 months and the remainder after 18 months of the grant date, which resulted in stock based compensation expenses of CAD $1,622,076, compared to CAD $712,969 for fiscal 2003.

Revenues:

During fiscal 2004, the Registrant provided contract services to the District of Squamish in British Columbia, conducting a feasibility study of generating wind energy within the District. The Registrant received $9,900 (2003 — $Nil) in revenues and incurred $34,962 (2003 — $Nil) in related expenses for the first phase of studies. The Registrant recognizes revenues from consulting services over the contract period, which is the period during which the services were provided and the related expenses were incurred. The Registrant continues to service the contract into further phases.

Expenses:

During fiscal 2004, the Registrant realized a foreign exchange gain of CAD $16,492, compared to a loss of CAD $58,946 for fiscal 2003, which was mainly due to outstanding loans payable in U.S. dollars and a lower exchange market rate at December 31, 2004 to the Canadian dollar as compared to the previous year.

During fiscal 2004, accounting expenses increased to CAD $101,395 (2003 — $52,330), due to the Registrant pursuing the registration with SEC and expanding into transmission project developments causing additional tax consulting and project accounting procedures to be implemented.

During fiscal 2004 amortization expenses increased to CAD $26,255 (2003 — CAD $11,055), because the Registrant purchased additional field equipment to be able to monitor wild life migration and construction equipment in connection with the erection of meteorological towers for wind speed data collection.

Bank charges and interest expenses totaled CAD $73,667 in 2004, as compared to CAD $27,344 in fiscal 2003, due to the Registrant accruing 10% interest for unsecured loan advances received by related parties and shareholders.

During fiscal 2004 office expenses increased to CAD $289,336 (2003 — CAD $214,026), due to the Registrant expanding its office space by additional leases to facilitate an increasing number of on-site consultants and employees.

Public relations and travel expenses increased to CAD $298,844 (2003 — CAD $261,320) due to increased traveling, attendance at conferences and meetings with wind energy industry and transmission lines industry representatives, such as investors, energy producers and green energy purchasers.

During 2004, consulting expenses increased to CAD $286,415 (2003 — CAD $164,297), reflecting expenses related to the Registrant entering the transmission lines developer market.

Salaries increased to CAD $291,687 (2003 — CAD $205,827), reflecting increased salaries for employees of the Registrant’s subsidiaries including office administration, travel arrangements, filing procedures, organizing investor meetings, implementing office IT-networks and communication as well as to facilitate the erection of meteorological towers.

During fiscal 2004, the Registrant settled a dispute related to the Kowiek Creek hydro-electric project and received CAD $450,000 in settlement payments (2003 – CAD $Nil). The project was written down to CAD $1 during 2003, when management decided that the accumulated balance of development cost for the Kowiek Creek project of CAD $1,641,548 no longer represented an economical value.

During fiscal 2004, the Registrant was able to recover CAD $40,000 in loan receivables, which had been written off during fiscal 2000.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Projects:

The overall balance of project development expenditures for fiscal year 2003 were CAD $6,606,780, compared to CAD $6,194,621 for fiscal 2002. For fiscal 2003, the Cascade Heritage project expenditures were CAD $319,238 (2002 – CAD $262,934). The increase occurred because further reports and surveys were required for the environmental assessment phase. For fiscal 2003, the Kwoiek Creek project expenditures were CAD $2,745 (2002 – CAD $62,617). This decrease relates to an ongoing dispute, which arose during 2001 and resulted in the Registrant putting this project on hold. In previous years the Registrant believed that the dispute could be resolved, while by the end of fiscal 2003 the Registrant no longer saw an economical value in pursuing this project and wrote off its accumulated development costs of CAD $1,641,548. Additional development cost for the Harrison Lake project were CAD $6,829 (2002 – CAD $1,950) representing administration and correspondence costs. A total of CAD $328,812 has been spent on all hydroelectric projects together (see table below).

On April 16, 2003 the Registrant acquired 100% of the common shares of Sea Breeze Energy Inc., a British Columbia corporation involved in the development of wind energy generating projects. At the date of its acquisition, Sea Breeze Energy Inc. had assets with a carrying value of CAD $542,219 and liabilities in the amount of CAD $689,499. The purchase resulted in the Registrant assuming net liabilities of CAD $147,280. The acquired assets of CAD $542,219 contained capitalized expenses for projects under development in the amount of CAD $362,303. Further, the Registrant paid an additional consideration of CAD $336,819 in excess of the net liabilities assumed by issuing 2,500,000 special share purchase warrants to the vendors. The warrants have been valued using a Black-Scholes option-pricing model. The total consideration paid in excess of net liabilities assumed was CAD $484,099 and was allocated and assigned to identified projects at the time of the acquisition. Following the acquisition, from April 17, 2003 to December 31, 2003, the Registrant spent a further CAD $878,495 to continue the development of the acquired wind farm projects, which resulted in total capitalized projects under development costs of CAD $6,606,780 as per December 31, 2003, compared to CAD $6,194,621 at December 31, 2002, as reflected in the following summary:

Financial Summary of Projects under Development,

Balance, December 31, 2002:			$6,194,621

Cash expenditures in 2003:
Cascade Heritage project:	$319,238
Kwoiek Creek project:	$2,745
Harrison Lake project:	$6,829

= Subtotal hydro-electric projects:		$328,812

Wind farms expenditures (after acquisition)		$878,495

= Total cash expenditures for all projects:			$1,207,307

Less: Kwoiek Creek write-off:			($1,641,548)

Non-Cash expenditures in 2003:
Carrying value of identified wind projects under development acquired through Sea Breeze Energy on April 16, 2003		$362,303

Net liabilities assumed upon acquisition	$147,280
Special warrants issued upon acquisition	$336,819

= Consideration paid in excess of net assets acquired, and assigned to identified net assets/ wind farm projects		$484,099

= Total non-cash expenditures for all projects:			$846,402

Balance, December 31, 2003:			$6,606,780

Related Parties:

During fiscal 2003, the Registrant paid and expensed CAD $150,240 in consulting fees (2002 – CAD $72,000) to directors and companies controlled by directors or officers.

Payments to the Vice President of Project Development for engineering services totaled CAD $78,510 (2002 – CAD $60,645) and were all capitalized as development costs as they related to projects under development.

Share Capital:

During fiscal 2003, share capital increased from the exercise of stock options by CAD $160,152 and is comprised of CAD $106,860 cash proceeds and CAD $53,292 of non-cash items (2002 — cash proceeds: CAD $15,860, non-cash items: CAD $Nil). The proportional non-cash contribution of CAD $53,292 refers to stock based expenses, which had been credited to contributed surplus upon the initial option grant and were credited to share capital upon exercise of those options. The cash proceeds of CAD $106,860 are comprised of CAD $15,000 cash received for share subscriptions by the end of December 2002 and CAD $91,860 cash received during fiscal 2003 for the exercise of options.

The exercise of warrants, which were issued upon conversion of CD#1 resulted in proceeds of CAD $516,215 (2002 — CAD $ Nil).

During fiscal 2003, the Registrant issued common shares for cash in the amount of CAD $608,075, which is comprised of CAD $91,860 cash proceeds received during fiscal 2003 for the exercise of options and CAD $516,215 for the exercise of warrants.

The conversion of CD#2 and its accrued interest totaled CAD $1,787,620 (2002 — $1,841,007), which is comprised of US $1,000,000 principal (CAD $1,590,000) plus US $80,704 accrued interest (CAD $128,320) plus CAD $69,300 of interest accretion, resulting from the straight line amortization of the equity portion of CD#2 over the actual life of the debenture.

During fiscal 2003, the Registrant granted incentive stock options (2,804,242 options, average exercise price CAD $0.35 per share). All stock options vest in thirds over a period of 18 months, which resulted in stock based compensation expenses of CAD $712,969, compared to CAD $168,631 for fiscal 2002 (1,795,242 options; average exercise price CAD $0.15 per share for fiscal 2002).

Expenses:

During fiscal 2003, foreign exchange loss increased to CAD $58,946, compared to a gain of CAD $119,855 for fiscal 2002, which was mainly due to the fact that the conversion exchange rate for CD#2 was fixed and higher than the market rate at the time of conversion.

During fiscal 2003, accounting expenses increased to CAD $52,330 (2002 — CAD $38,120), due to the Registrant expanding into wind project developments causing project accounting procedures to be implemented.

During fiscal 2003 amortization expenses increased to CAD $11,055 (2002 — CAD $1,429), because the Registrant purchased field equipment to be able to monitor wild life migration and construction equipment to be able to erect meteorological towers for wind speed data collection.

Bank charges and interest expenses totaled CAD $27,344 in 2003, as compared to CAD $2,012 in fiscal 2002, due to the Registrant accruing 10% interest for unsecured loan advances received by related parties and shareholders.

Filing fees related to stock options and convertible debentures increased from CAD $12,338 in 2002 to CAD $13,090 in fiscal 2003.

During fiscal 2003 office expenses increased to CAD $214,026 (2002 — CAD $55,724), due to the Registrant moving to a larger office space to facilitate an increasing number of on-site consultants.

Public relations and travel expenses increased to CAD $261,320 (2002 — CAD $40,365) due to increased traveling, attendance at conferences and meetings with wind energy industry representatives, such as investors, energy producers and green energy purchasers.

During 2003, consulting expenses increased to CAD $164,297 (2002 — CAD $81,732) and legal expenses to CAD $127,134 (2002 CAD $47,661), reflecting expenses related to the acquisition of Sea Breeze Energy Inc. and entering the wind energy developer market.

Salaries increased to CAD $205,827 (2002 — CAD $36,509), reflecting increased office administration, travel arrangements, filing procedures, organizing investor meetings, implementing office IT-networks and communication as well as to facilitate the erection of meteorological towers.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Projects:

During fiscal 2002, overall project development expenditures were CAD $327,501 (2001 — CAD $778,864). The majority of these expenditures were incurred on the Cascade Heritage project totaling CAD $262,934 (2001 — CAD $320,750). The decrease in expenditures reflects the end of extensive field work and surveys undertaken in previous years.

The Kwoiek Creek project expenditures were CAD $62,617 (2001 — CAD $458,114). The decrease was related to a dispute which arose during 2001 and resulted in the Registrant abandoning any further environmental field surveys started in previous years. The Harrison Lake project expenditures were CAD $1,950 (2001 — CAD $Nil).

Related Parties:

During fiscal 2002, the Registrant paid and expensed CAD $72,000 in consulting fees (2001 — CAD $57,000) to a company controlled by a director and officer.

Payments to the Vice President of Project Development for engineering services totaled CAD $60,645 (2001 — CAD $87,653) and were all capitalized as development costs as they related to projects under development.

Share Capital:

The conversion of CD#1 and its accrued interest totaled CAD $1,841,007 (2001 — CAD $Nil), which is comprised of US $1,000,000 principal (CAD $1,473,000) plus CAD $368,007 accrued interest.

During fiscal 2002, the Registrant granted incentive stock options to consultants which immediately vested, resulting in stock based compensation expenses charged to operations in the amount of CAD $168,631 (2001 — CAD $Nil).

Expenses:

For fiscal year 2002, the Registrant incurred a foreign exchange gain of CAD $119,855 (compared to a foreign exchange loss in 2001 of CAD $94,525), which was mainly due to the conversion of CD#1, which was outstanding at the market exchange rate of 1.59 while the conversion into shares was arranged at a fixed rate of 1.473.

Accounting expenses decreased to CAD $38,120 (2001 — CAD $78,219) due to staff turnover and personnel changes in the Registrant’s accounting service provider.

During fiscal 2002, interest on long-term debts increased to CAD $242,655 (2001 — CAD $185,933) due to two convertible debentures (CD#1 and CD#2) outstanding.

An increased number of stock options granted during fiscal 2002 and the issuance of the convertible debentures caused filing fees to increase to CAD $12,338 (2001 — CAD $4,676).

During fiscal 2002, office expenses increased to CAD $55,724 (2001 — CAD $48,999), due to the Registrant renting additional office space to facilitate a growing number of on-site consultants.

Public relations and travel expenses decreased to CAD $40,365 (2001 — CAD $61,357), since the Registrant increased the number of on-site consultants and interaction of management with consultants could be facilitated in-house, thereby decreasing travel expenses. The consolidation of public relations services into one contract also contributed to the decrease in public relations fees.

B. LIQUIDITY AND CAPITAL RESOURCES

The Registrant operates on an annual budget of approximately CAD $2,280,000 including expenditures for project developments.

The Registrant and its subsidiaries do not have sufficient funds to fund their operations through the fiscal year ending December 31, 2005, and will be required to raise additional funds through equity and/or debt financing for long-term and short-term liquidity. The Registrant anticipates it will raise funds to meet its planned operating budget through private placements of equity and debt financing. In order to meet its short-term liquidity needs the Registrant plans to arrange unsecured loans from related parties and/or shareholders.

The Registrant plans to satisfy its long-term liquidity needs through further funds advanced by related parties and/or shareholders in the forms of short-term loans, long-term loans and convertible debentures. The conversion of convertible debentures will create warrants. Additionally, the Registrant will grant incentive stock options. The exercise of warrants and options will serve as additional cash proceeds to meet long-term liquidity to further develop projects to reach project construction stage.

The Registrant plans to meet its construction phase liquidity needs through equity and corporate debt financing.

There can be no assurance that the Registrant will have sufficient financing to meet its actual expenditure requirements or that additional financing will be available on terms acceptable to the Registrant. If the Registrant is unable to obtain additional financing on acceptable terms, the Registrant will be unable to meet its obligations and the Registrant may be forced to abandon its majority interest in projects and write off its investment.

The following is a summary of the Registrant’s liquidity during the three months ended March 31, 2005:

During the three months ended March 31, 2005, the Registrant funded its business operations, working capital and the development of its hydroelectric, wind energy and transmission projects through the issuance of share capital. The Registrant received total proceeds of CAD $154,628 through the issuance of common stock. This amount is comprised of CAD $70,270 from the exercise of stock options, CAD $84,338 from the exercise of warrants.

At March 31, 2005, the Registrant maintains bank balances in Canadian and US-Dollar denominations and no financial instruments were used for hedging purposes. Outstanding debt consists of loans from third parties and related parties and long-term convertible debentures with a face value of CAD $941,655 and accrued interest payable in shares of $209,851 due in May 2008.

While the Registrant has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

The Registrant believes its minimum financial needs to finish development of the Cascade Heritage project and reach construction stage would be and estimated CAD $500,000. Further funds of approximately CAD $35,000,000 would be needed for a 20-month period of construction before energy and cash flow could be generated.

The Registrant is engaged in finding suitable partners for negotiating power purchase agreements and believes that upon approved environmental assessment and the permission to construct, the closing of power purchase agreements will be achievable. Once power purchase agreements are in place the Registrant will require equity partners to provide financial support and sufficient funding to go through construction phase, since the construction period is estimated to take 20 months before revenues from the sale of energy can be expected.

The Registrant estimates its minimum financing requirement for finalizing the application and permitting procedure for the erection of the first wind farm to be CAD $2,100,000 and further CAD $30,000,000 to install the first wind turbines at the Knob Hill wind farm site. (As a guideline for necessary future financing requirements the American Wind Energy Association estimates the average cost for one installed megawatt of wind turbine capacity to be approximately US $1,200,000.) The Registrant pursues a similar financing strategy for its wind farms as it does for its hydroelectric projects. The Registrant believes that once the permits for construction are granted and power purchase agreements have been closed, equity partners to finance construction will be found. In order to accelerate the closing of power purchase agreements and to enlarge the number of potential power purchasers, the Registrant is jointly engaged with Boundless Energy LLC a US based partner to develop HVDC submarine transmission cables for power distribution from Vancouver Island to Port Angeles, Washington.

The Registrant’s liquidity depends largely on the capabilities of its principals to arrange and provide financing and on their ability to access the capital markets or to enter joint venture agreements. The Registrant has received expressions of interest from both private and public investors. There can be no guarantee that the expressions of interest will be sufficient to fund the Registrant’s projects.

As at March 31, 2005, the Registrant’s only obligation under operating leases is an office copier and fax machine lease. The Registrant has an office lease agreement expiring September 29, 2005 with a monthly commitment of CAD $11,480. Effective May 24, 2005 the term of the lease was extended to September 29, 2008 with a monthly commitment of CAD $24,111 commencing October 1, 2005.

As part of the purchase of Sea Breeze Energy Inc. the Registrant has an obligation to issue 500,000 special share purchase warrants at CAD $0.15 per share (expiry April 16, 2008) upon the Registrant’s commencement of commercial wind generated power production. The Registrant is also contingently liable to pay a 5% “net profit royalty” from the proceeds of the sale of energy generated from certain wind sites to the former principals of Sea Breeze Energy Inc.

The Registrant is committed to make additional property payments over the next five years totaling CAD $200,000 respecting the mineral properties described under item 4 “Information on the Company - Properties Plants and Equipment”. Although the Registrant does not contemplate any mining activities on these properties, the Registrant is contingently liable to pay a 5% net smelter royalty if any mineral production commences within, upon or under such properties. The properties were acquired for the sole purpose of preventing potential interference with the Registrant’s Investigative Use Permits and its planned wind farm operations on the property.

Further, the Registrant maintains a management services agreement with monthly payments of CAD $6,000, which renews annually on January 1; a public relations and government relations services agreement with monthly payments of CAD $6,000; and a project management services agreement with monthly payments of CAD $9,000, which renews annually on December 21 and a financing and accounting services agreement with monthly payments of $6,000. The Registrant also employs service personnel and field crew workers on a day to day basis with an hourly pay rate.

The Registrant does not have any other material commitments for capital expenditures and/or capital leases.

The following is a summary of the Registrant’s liquidity during the fiscal years ending December 31, 2004, 2003 and 2002:

During fiscal 2004, the Registrant received CAD $3,714,043 through the issuance of common stock. This amount is comprised of CAD $1,081,755 in proceeds from the closing of a private placement, CAD $2,530,889 from the exercise of warrants and CAD $9,900 in revenues from the exercise of stock options. The Registrant generated $9,900 in revenues from contract services.

During fiscal 2003, the Registrant received CAD $160,152 through the exercise of options, and CAD $516,215 through the exercise of warrants, and converted long-term debt of CAD $1,787,620 by issuing 13,217,845 shares upon conversion of CD#2. The Registrant also arranged for CD#3 receiving CAD $1,000,000 in proceeds and received CAD $147,300 for the subscription of shares pursuant to the exercise of warrants.

During fiscal 2002, the Registrant received CAD $15,860 through the exercise of options and converted long-term debt of CAD $1,841,007 by issuing 14,161,596 shares upon conversion of CD#1. The Registrant also arranged for CD#2 receiving US $1,000,000 in proceeds.

As at December 31, 2004, the Registrant’s only obligation under operating leases are office copier and fax machine leases. The Registrant does not have any material commitments for capital expenditures.

As part of the purchase of Sea Breeze Energy Inc. the Registrant has an obligation to issue 1,000,000 special share purchase warrants at CAD $0.15 per share (expiring April 16, 2008) upon the Registrant receiving it’s first “project approval certificate” from BC Environmental Assessment Office and a final 500,000 special share purchase warrants upon commencement of commercial wind generated power production. The Registrant is also contingently liable to pay a 5% “net profit royalty” from the proceeds of the sale of energy generated from certain wind sites to the former principals of Sea Breeze Energy Inc.

As at December 31, 2004, the Registrant maintained a management services agreement with monthly payments in the amount of CAD $6,000, which renewed annually on January 1; a government relations and consulting services agreement with monthly payments in the amount of CAD $6,000 which renewed annually on March 1 and a project management services agreement with monthly payments in the amount of CAD $6,000, which renewed annually on December 21. Further, the Registrant employs field crew workers on a daily basis with an hourly pay rate.

The Registrant does not have any material commitments for capital expenditures and no capital leases.

C. RESEARCH AND DEVELOPMENT

The Registrant has not expended any funds over the last three years on “Research and Development” as that term is defined in the Canadian Institute of Chartered Accountants Handbook.

D. TREND INFORMATION

Because the Registrant is in the initial development stage, it does not have sufficient history of operations to be able to ascertain any trends in production, sales or costs. Except as disclosed under the heading “Risk Factors” in Item 3 above, and under the heading “Information on the Company - The Independent Power Generation Industry and Regulation” in Item 4 above, the Registrant is unaware of any trends, uncertainties, demands, commitments or events that are likely to have a material effect on its net sales or revenues, income from operations, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS*

	Payments due by Period
		less than				more than 5
Contractual Obligations*	Total	1 year	1-3 years		3-5 years	years
Long-Term Debt Obligations
Capital (Finance) Lease Obligations
Operating Lease Obligations		3,240	12,420
Purchase Obligations
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under the GAAP of the primary financial statements					854,525
Other Obligations		85,320	252,000	***
Total		$88,560	$264,420		$854,525

*	As at December 31, 2004.

**	Lease for office space at CAD $9,480 per month expiring in 9 months (see Item 4 “Information on the Company — D. Property, Plants and Equipment” for further detail).

***	Management and Employment Agreements with monthly payments totaling CAD $21,000 (see Item 6 “Directors, Senior Management and Employees — C. Board Practices” for further detail).

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

All of the directors of the Registrant are elected annually by the shareholders and hold office until the next annual general meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with the Registrant’s Articles. The Registrant’s last annual regular general meeting was held on June 27, 2005. The Registrant’s executive officers are appointed by, and serve at the pleasure of the Board of Directors.

As at December 31, 2004, the following persons were directors and/or executive officers of the Registrant:

				PERCENTAGE
	POSITION WITH	NUMBER OF COMMON		OF ISSUED COM-
NAME	THE REGISTRANT	SHARES OWNED(1)		MON SHARES(2)
Paul B. Manson	Director and President	3,406,505	(4)	5.47%
Anthony O. Duggleby	Director and Chief Operating Officer	2,016,667	(3)	3.36%
Eugene A. Hodgson(5)	Director and Chief Financial Officer(6)	400,000		.84%
C. Chase Hoffman(5)	Director and Chairman of the Board of Directors	13,296,595		18.42
Henry P. Anderson III(5)	Director	13,608,571		18.76
Mark Hoffman	Secretary	3,261,245		5.24%

(1)	Includes any options, warrants and convertible debentures exercisable or convertible within 60 days.

(2)	Based on 58,921,188 common shares issued and outstanding as at December 31, 2004.

(3)	Includes 1,166,666 warrants held by the children of Mr. Duggleby.

(4)	Includes 1,750,000 warrants held by the children and former wife of Mr. Manson.

(5)	Member of the Audit Committee.

(6)	Effective February 1, 2005, Mr Hodgson resigned as Chief Financial Officer of the Registrant and Jan Campfens was appointed in his place. Mr. Campfens does not own any shares of the Registrant. He holds an option to purchase 200,000 shares of the Registrant. Effective June 27, 2005, Mr. Hodgson did not stand for reelection as a director and Kenneth Puryear was elected in his place.

No director or executive officer of the Registrant has any family relationship with any other officer or director of the Registrant except that Mark Hoffman is the son of C. Chase Hoffman.

None of the Registrant’s directors or executive officers is party to any arrangement or understanding with any other person pursuant to which such individual was elected as a director or officer or member of senior management of the Registrant.

The following is a brief biographical summary for each of the officers and directors listed above:

PAUL B. MANSON, age 52, has served as President, Chief Executive Officer and as a director since June 6, 2003. Mr. Manson was also the Secretary of the Registrant from January 1, 2001 to June 6, 2003. Mr. Manson has worked in the natural resources industry since 1987. He brings extensive experience in regulatory matters, administration of public companies and executive management to the Registrant. Mr. Manson also serves as President and Director of Trinity Plumas Capital Corp., which owns four subsidiary natural resource companies located in Guatemala, Nevada and California. He is a director or senior officer of other Canadian public companies including KFG Resources Ltd. and Paloma Ventures Inc.

ANTHONY O. DUGGLEBY, age 49, has served as a director since June 6, 2003. Mr. Duggleby has been a self employed transportation consultant since January 1995. Mr. Duggleby is a Marine Engineer and commercial Captain, who has worked in coastal trades between Prince Rupert and Vancouver for over twenty years, including fishing, tugboats, towing, and B.C. Ferries.

EUGENE A. HODGSON, age 48, has served as a director since June 6, 2003 . Mr. Hodgson is a graduate of the University of Calgary and holds a Bachelor of Arts Degree in Political Science and was the recipient of the Queen’s Silver Jubilee Medal. Mr. Hodgson succeeded in negotiating infrastructure funds from the Quebec and federal governments that were critical to the development of Mont Tremblant while serving as the Director of Corporate Development for Vancouver-based Intrawest Corporation (1990-1995). He has also served on the Boards of Directors of various corporations including Grandfield Pacific Corporation, a TSX listed company, First Class Systems Inc., Arimex Resources Inc., Equitable Real Estate Investment Corp. and Amwest Properties Inc.

Mr. Hodgson has volunteered on various business and community associations including the Vancouver Board of Trade as a director and Chair of its Communications Committee, PACE and the National Tourism Advisory Board. Mr. Hodgson is the founding partner and President of Seeds Capital Inc., a venture capital and investment banking enterprise. Currently he heads E.A. Hodgson and Associates Inc., a management-consulting firm.

C. CHASE HOFFMAN, age 81, has served as a director since June 30, 1999. Mr. Hoffman co-founded the original operating subsidiary of the Registrant in 1990. He has an extensive background in business, finance, construction and real estate development. Mr. Hoffman has been the owner and manager of Hoffman Dairy Farms, one of the largest dairy and farm operations in California, since 1955. Mr. Hoffman also has extensive experience in residential and commercial land development in California and Hawaii. Mr Hoffman is a director of Trinity Plumas Capital Corp. a company listed on the TSX Venture Exchange and Tri-Valley Corporation, a company quoted for trading on the NASD Over-the-Counter Bulletin Board. He holds a degree in Economics and Business Administration from the Graduate School of Business at Stanford University.

HENRY P. ANDERSON III, age 62, has served as a director since June 30, 1999. Mr Anderson brings his extensive business and financial background to the Registrant. He is co-owner of Pioneer Nursery in Visalia, California. Pioneer Nursery has been the primary supplier of Pistachio rootstock to California for over 30 years. As President and Director of Pistachio Growers, Inc., a California Co-op, he is responsible for marketing its members’ pistachio production. Mr. Anderson is also a Director of the Western Pistachio Association, an organization that lobbies on behalf of the Western States Pistachio interests. From 1984 through 1988, Mr. Anderson was Chairman of the Marketing Committee of the California Pistachio Commission. Currently, My Anderson is involved in several other private partnerships and corporations specializing in plant breeding, farm management and pistachio developments.

JAN CAMPFENS, age 45, has served as Chief Financial Officer since February 1, 2005. Mr Camfens holds a Chartered Financial Analyst designation, along with an MBA in Finance from the University of Ottawa, a Masters of Resource and Environmental Management from Simon Fraser University and a Masters decree in Chemical Engineering from the University of Toronto. He has extensive experience working with both private and public sector clients in the energy sector. Mr. Campfens was a member of the PriceWaterhouseCoopers team advising the Ontario Government on its electricity sector restructuring initiatives. He has also led a market analysis of the east coast petroleum industry for the Federal Competition Bureau, worked as a Research Associate in the Business and Environment Group at the Conference Board of Canada, worked in the Energy Research Group at Simon Fraser University and advised various companies in the wind energy sector on strategic and financing issues.

MARK E. HOFFMAN, age 50, has served as Secretary since June 6, 2003. Mr. Hoffman has Masters and Bachelors degrees in Mechanical Engineering from Stanford University. Mr. Hoffman is the President and owner of Mark Hoffman General Engineering where he manages the day-to-day activities including financial, personnel, equipment and field activities. Mr. Hoffman is also a General Engineering Contractor with California State Contractors. Mr. Hoffman is a partner and general manager of Hoffman & Son Farming, an approximately 2,000 acre pistachio, grape, orange and field crop farm. Mr. Hoffman has been involved in dairy management, waste-water management and feed production with Hoffman Dairies. He has also been a partner since 1999 in Rancho Vitello, a natural veal growing business that raises veal calves and heifers. Mr. Hoffman has, since 1977, been a partner and senior officer in LinWa Cruises, an Hawaii based tour boat business.

B. COMPENSATION

The Registrant does not compensate its directors for their services as directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors makes separate remuneration to any director undertaking services on behalf of the Registrant other than services ordinarily required of a director. Other than indicated below, no director received any compensation for his or her services as a director, including any committee participation or special assignments.

The Registrant grants stock options to directors, executive officers and employees. See “Options to Purchase Securities from the Registrant or Subsidiary” below.

The following table sets forth details of the compensation paid during the Registrant’s fiscal year ended December 31, 2004, to directors and executive officers:

Director and			Other
Executive Officers	Salary/Bonus		Compensation
Paul B. Manson	$72,000	(1)	Nil
Anthony Duggleby	$86,440	(2)(3)	Nil
Eugene Hodgson	$84,000	(4)	Nil

The aggregate amount of compensation paid by the Registrant during the fiscal year ended December 31, 2004 to all officers and directors as a group was $242,440 (1) (2) (3)

(1)	Compensation paid pursuant to a management agreement.

(2)	$81,000 of which was compensation paid pursuant to a management agreement.

(3)	$5,440 of which was compensation paid pursuant to an employment agreement.

(4)	Compensation paid pursuant to a public relations agreement.

No amounts have been set aside or accrued by the Registrant during fiscal 2004 to provide pension retirements or similar benefits for directors or executive officers of the Registrant pursuant to any plan provided for or contributed to by the Registrant.

OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR SUBSIDIARY

Stock Options to purchase common shares from the Registrant are granted to directors, officers, employees of the Registrant or employees of a management company providing services to the Registrant or consultants to the Registrant on the terms and conditions acceptable to the TSX Venture Exchange (the “Exchange”). The Registrant has a formal written stock option plan. The aggregate number of options granted under the plan cannot exceed 20% of the Registrant’s shares that are listed on the Exchange. An optionee cannot receive options exceeding 5% of the Registrant’s shares that are listed on the Exchange. Optionees conducting investor relations activities cannot receive options exceeding 2% of the Registrant’s shares listed on the Exchange and any one consultant cannot receive options in excess of 2% of the Registrant’s shares listed on the Exchange. No stock option granted under the stock option plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. The exercise price of all stock options granted under the stock option plan is based on the market price of the Registrant’s securities at the time of the grant of the incentive stock option and the maximum term of each stock option may not exceed five years.

The names and titles of the directors, executive officers and members of the Registrant’s administrative supervisory and management bodies to whom outstanding stock options have been granted and the number of common shares subject to such stock options are set forth below as at December 31, 2004. The exercise price of the stock options is stated in Canadian dollars.

			Exercise
Name of Optionees	Options		Price (CAD)	Expiration Date
Officers and Directors:
Paul B. Manson	348,742	(1)	$0.15	July 15, 2007
	396,879	(1)	$0.35	January 22, 2008
	185,000	(2)	$0.60	February 6, 2006
	121,978	(3)	$0.90	October 27, 2006
C. Chase Hoffman	100,000		$0.15	July 15, 2007
	531,182		$0.35	January 21, 2008
	100,000		0.60	February 6, 2006
	100,000		$0.90	October 27, 2006
Henry P. Anderson III	100,000		$0.15	July 15, 2007
	531,181		$0.35	January 21, 2008
	100,000		$0.60	February 6, 2006
	100,000		$0.90	October 27, 2006
William P. Harland	70,000		$0.15	July 15, 2007
	150,000		$0.60	February 7, 2006
	100,000		$0.90	October 27, 2006
Mark Hoffman	100,000		$0.15	July 15, 2007
	100,000		$0.60	February 6, 2006
	100,000		$0.90	October 27, 2006
Anthony Duggleby	100,000		$0.35	January 21, 2008
	100,000		$0.60	February 6, 2006
	100,000		$0.90	October 27, 2006
Eugene Hodgson	100,000		$0.35	January 21, 2008
	100,000		$0.60	February 6, 2006
	300,000		$0.90	October 27, 2006
Jan Campfens(4)	200,000		$1.00	February 1, 2008
Total	4,334,962

(1)	All of these options are held by Triangle Planning Corp. (“Triangle”), a private company owned and controlled by Paul Manson.

(2)	100,000 of these options are held by Banks Island Management Services Ltd. (“Banks”), a private company owned and controlled by Paul Manson and 85,000 of these options are held by Triangle.

(3)	100,000 of these options are held by Banks and 21,978 of these options are held by Triangle.

(4)	Mr. Campfens was appointed as an officer of the Registrant and granted options subsequent to the year ended December 31, 2004.

(5)	Except as noted in note (4) above, no further stock options were exercised by or granted to directors, executive officers and members of the Registrant’s administrative supervisory and management bodies subsequent to the year ended December 31, 2004. Accordingly, the above table also indicates the names and titles of the directors, executive officers and members of the Registrant’s administrative supervisory and management bodies to whom outstanding stock options have been granted and the number of common shares subject to such stock options as at March 31, 2005.

C. BOARD PRACTICES

1.	Directors may be appointed at any time in accordance with the Articles of the Registrant and then re-elected annually by the shareholders of the Registrant. Directors may resign at any time and their term of office expires annually at each Annual General Meeting of the shareholders of the Registrant.

Executive officers are appointed from time to time by the Board of Directors. The Board, in its discretion, may remove any officer of the Registrant, otherwise each officer shall hold office until his or her successor is appointed or until his or her earlier resignation.

Directors of the Registrant also serve as directors of other public and private companies involved in businesses similar to the business of the Registrant. Accordingly, it may occur that business opportunities will be offered to both the Registrant and such other companies. Furthermore, those other companies may be involved in the same business opportunities and transactions as those in which the Registrant has an interest. As a result there may be situations which involve a “disclosable interest”. The British Columbia Business Corporations Act stipulates that a director holds a disclosable interest in a contract or transaction if:

(a)	the contract or transaction is material to the Registrant;

(b)	the Registrant has entered, or proposes to enter, into the contract or transaction; and

(c)	either of the following applies to the director:

(i)	the director has a material interest in the contract or transaction;

(ii)	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

If a director holds a disclosable interest, disclosure must be made. The disclosure must be evidenced in writing by being included in the consent resolutions or minutes of the meeting that approved the transaction or in a written disclosure delivered to the Registrant’s records office. Unless the director properly discloses his interest and has the transaction properly approved, he may be liable to account to the Registrant for any profit he makes as a result of the transaction, unless the court finds that the transaction was fair and reasonable to the Registrant. Once the appropriate disclosure has been made by the interested director, the transaction must be approved by the directors or by the shareholders by special resolution. An interested director would not be entitled to vote at meetings of directors which evoke any such conflict. There is no requirement for directors to defer to a right of first refusal to the Registrant, however, the directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interest of the Registrant.

2.	Effective January 1, 2001, the Registrant entered into a management agreement with Banks Island Management Services Inc. (“Banks”). The management agreement provides for the payment of management fees in the amount of CAD $4,000 per month to and including July 31, 2001 and thereafter management fees in the amount of CAD $6,000 per month. Pursuant to the terms of the management agreement, Banks is responsible for among other things, attending to the administration of all contracts of the Registrant, assisting with negotiations to obtain the necessary permits and approvals for the development of the Registrant’s business, preparation of a program for the management of the Registrant’s securities, assisting in raising venture capital, coordinating the preparation of documents which will qualify securities of the Registrant for sale to the public, coordinating an ongoing marketing program for the Registrant’s securities including preparation of material used by the Registrant, the distribution of information to underwriters, brokers, shareholders, maintenance of contracts with underwriters and brokers in the United States and Canada on an ongoing basis and apprising them of the Registrant’s development and progress, coordinating the release of all information about the Registrant by filing the prescribed form of documents with governmental regulatory authorities and notifying the Registrant of any major inquiry, complaint or request made by the general public or any regulatory authority. The management agreement may be terminated by the Registrant without cause upon one month’s written notice and upon the occurrence of any default by Banks if such default is not remedied within 10 days of the Registrant notifying Banks of the default or if Banks fails to commence to cure a default within ten days if such default cannot be cured within 10 days. Banks may terminate the management agreement upon one month’s notice. Banks is owned and controlled by Paul B. Manson, the President and a director of the Registrant. The management agreement was negotiated on behalf of the Registrant by Basil Pantages, a former director of the Registrant and behalf of Banks by Paul B. Manson. Since Mr. Manson was not a director or senior officer of the Registrant at the time of the negotiations, he was not required to abstain from voting on the terms of the agreement. The Registrant believes that the terms of the management agreement with Banks is comparable to similar agreements with non-affiliates.

Effective November 15, 2002, the Registrant entered into a consulting agreement, with E.A. Hodgson & Associates Inc. (“E.A.H.”) pursuant to which E.A.H. provides consulting services to the Registrant. The consulting agreement provides for the payment of CAD $2,500 per month to E.A.H. by the Registrant plus an hourly rate of CAD $62.50 for any hours above 40 hours per month. Pursuant to the terms of the consulting agreement E.A.H. is responsible for introducing and communicating to its database of government and businesses, arranging meetings with its key contacts, arranging for articles from trade publications, news wire services, financial news media, introducing the Registrant to corporate finance specialists to assist with funding requirements and representing the Registrant at conferences and tradeshows. The consulting agreement may be terminated by either party upon 30 days written notice. E.A.H. is owned and controlled by Eugene A. Hodgson, a director of the Registrant. The consulting agreement was terminated effective February 29, 2004. The consulting agreement was negotiated on behalf of the Registrant by Paul Manson and on behalf of E.A.H. by Eugene A. Hodgson. Since Mr. Hodgson was not a director or senior officer of the Registrant at the time of the negotiations, he was not required to abstain from voting on the terms of the agreement. The Registrant believes that the terms of the consulting agreement with E.A.H. are comparable to similar agreements with non-affiliates.

Effective December 31, 2002, the Registrant’s wholly owned subsidiary, Powerhouse Electric Corp. entered into an employment agreement with Anthony O. Duggleby (“Duggleby”) pursuant to which Duggleby is appointed as the Registrant’s Supervisor of Field Operations. Pursuant to the terms of the employment agreement Duggleby reports to the Registrant’s board of directors and manages all field operations and employees of the Registrant in the field. Duggleby is paid a monthly salary of $500. The employment agreement may be terminated without cause by either party upon 90 days written notice. The employment agreement may also be terminated by the Registrant with cause upon one day’s written notice. Duggleby is a director of the Registrant. The employment agreement was terminated by mutual consent as of October 31, 2004. The employment agreement was negotiated on behalf of the Registrant by Basil Pantages, a former director of the Registrant and on behalf of Anthony O. Duggleby by himself. Since Mr. Duggleby was not a director or senior officer of the Registrant at the time of the negotiations, he was not required to abstain from voting on the terms of the agreement. The Registrant believes that the terms of the employment agreement with Mr. Duggleby are comparable to similar agreements with non-affiliates.

Effective December 21, 2002, the Registrant’s wholly owned subsidiary, Sea Breeze Energy Inc. (“Sea Breeze”) entered into an agreement with Inverness Management Group Inc. (“Inverness”), pursuant to which Inverness provides management services to Sea Breeze at a fee of CAD $6,000 per month until September 30, 2004 and at a fee of CAD $9,000 per month effective October 1, 2004. Pursuant to the terms of the management agreement Inverness attends to the administration of all contracts of Sea Breeze, assists with negotiations to obtain the necessary permits and approvals for the development of the business of Sea Breeze, does all things required to foster and facilitate and enhance a positive reputation of Sea Breeze and notifies Sea Breeze of any major inquiry, complaint or request made by the general public or any regulatory authority. The management services agreement may be terminated by Sea Breeze upon ten days written notice for failure to perform or breach or default if the failure, breach or default is not cured within ten days of such notice or if Inverness is acting in a manner detrimental to Sea Breeze. The management agreement may be terminated by Inverness for default. Inverness is controlled by Anthony O. Duggleby, Director and Chief Operating Officer of the Registrant, Auriane S. Chouinard-Duggleby, daughter of Mr. Duggleby, Elize N. Duggleby-Chouinard, daughter of Mr. Duggleby, Elisha G. Manson, daughter of Paul Manson, Director and president of the Registrant, Ezra M. Manson, son of Mr. Manson and Lorrie Thompson, former wife of Mr. Manson. The management agreement was negotiated on behalf of the Registrant by Paul Manson and on behalf of Inverness by Anthony Duggleby. Since Mr. Manson was a director of the Registrant at the time of the negotiations, he abstained from voting on the terms of the agreement at the directors’ meeting during which the agreement was approved. The Registrant believes that the terms of the management agreement with Inverness are comparable to similar agreements with non-affiliates.

Effective June 30, 2003, the Registrant entered into a public relations agreement, with E.A.H. pursuant to which E.A.H. provides public relations services to the Registrant. The public relations agreement provides for the payment of CAD $7,500 per month to E.A.H. by the Registrant against delivery of a monthly invoice. Pursuant to the terms of the public relations agreement E.A.H. is responsible for providing public relations services with the general objective of expanding the interest and awareness of existing and potential investors, and the brokerage and financial communities by developing a modest advertising program to generate investor leads, developing, maintaining and monitoring a program to create investor awareness of the Registrant by keeping those investors updated and informed through regular communications, initiating coverage of the Registrant by newsletter writers and financial commentators, and fostering, facilitating and enhancing a positive reputation for the Registrant in the marketplace. The public relations agreement may be terminated by either party upon 60 days written notice. E.A.H. is owned and controlled by Eugene A. Hodgson, a director of the Registrant. The public relations agreement was terminated effective February 29, 2004. The public relations agreement was negotiated on behalf of the Registrant by Paul Manson and on behalf of E.A.H. by Eugene A. Hodgson. Since Mr. Hodgson was a director of the Registrant at the time of the negotiations, he abstained from voting on the terms of the agreement at the directors’ meeting during which the agreement was approved. The Registrant believes that the terms of the public relations agreement with E.A.H. are comparable to similar agreements with non-affiliates.

Effective March 1, 2004, the Registrant entered into a management consulting, public relations and government relations services agreement with E.A.H. pursuant to which E.A.H. provides management consulting, public relations and government relations services to the Registrant. The management consulting, public relations and government relations services agreement provides for the payment of CAD $6,000 per month to E.A.H. by the Registrant. Pursuant to the terms of the management consulting services agreement E.A.H. is responsible for developing a modest advertising program for the Registrant, developing, maintaining and monitoring a program to create investor awareness of the Registrant and to keep those investors updated and informed through regular communications, initiating coverage of the Registrant by newsletter writers and financial commentators, introducing and communicating to its database of government and businesses, arranging meetings with its key contacts, arranging for articles from trade publications, news wire services, financial news media, introducing the Registrant to corporate finance specialists to assist with funding requirements and representing the Registrant at conferences and tradeshows. The management consulting, public relations and government relations services agreement may be terminated by E.A.H. upon 30 days written notice. The agreement may be terminated by the Registrant with cause without notice and upon 10 days written notice after a default has not been remedied within 14 days of notification of such default. E.A.H. is owned and controlled by Eugene A. Hodgson, a director and the Chief Financial Officer of the Registrant. The management consulting, public relations and government relations agreement was negotiated on behalf of the Registrant by Paul Manson and on behalf of E.A.H. by Eugene A. Hodgson. Since Mr. Hodgson was a director of the Registrant at the time of the negotiations, he abstained from voting on the terms of the agreement at the directors’ meeting during which the agreement was approved. The Registrant believes that the terms of the management consulting, public relations and government relations agreement with E.A.H. are comparable to similar agreements with non-affiliates.

3.	The members of the Registrant’s Audit Committee are Henry P. Anderson III, Eugene Hodgson and C. Chase Hoffman. This committee is directed to assist the board of directors in fulfilling its financial oversight responsibilities. The Audit Committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. The Audit Committee is directly responsible for overseeing the work of external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. The Audit Committee is directed to consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Registrant. The Audit Committee reviews the financial statements and financial information prior to its release to the public. All non-audit services which are proposed to be provided by the external auditors to the Registrant or any subsidiary of the Registrant are subject to the prior approval of the Audit Committee. The Audit Committee is directed to regularly update the Board of Directors about committee activities and make appropriate recommendations. The Audit

Committee is comprised of a minimum of three members of the Registrant’s board of directors, a majority of whom must not be officers, employees or control person of the Registrant. Each member must be financially literate or must be financially literate within a reasonable period of time after his or her appointment. At least one member must have accounting or related financial management expertise. Members may be appointed any time by the Board of Directors. The Board, in its discretion may change the membership and fill vacancies in the Audit Committee, otherwise, Audit Committee members shall serve until his or her successor is appointed or until his or her earlier resignation. The Registrant does not have a remuneration or compensation committee.

D. EMPLOYEES

As of December 31, 2004, the Registrant’s wholly owned subsidiary Powerhouse Electric Corp. had seven full time and 16 part time employees. The Registrant intends to rely primarily on consultants to minimize expenses.

The employees of the Registrant are not members of a trade union.

E. SHARE OWNERSHIP

Shares owned by the directors of the Registrant are disclosed at Item 6 “Directors, Senior Management and Employees” under the heading “A. Directors and Senior Management”.

ITEM 7 MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Registrant is currently a publicly held corporation, with its shares held by residents of Canada, the United States and other countries. To the best of its knowledge, the Registrant is not controlled, directly or indirectly, by another corporation or any government or by any natural or legal persons and, as at December 31, 2004, no person or corporation or other entity owns, directly or indirectly, or controls more than 5% of the shares of the Registrant, the only class of securities with voting rights, except for the persons or groups listed below:

Identity of	Number of		Percentage of
Persons or Group	Shares Owned		Class
Henry P. Anderson III	13,608,571	(c)	18.76%
C Chase Hoffman	13,296,595	(c)	18.42%
Ken L. Puryear	13,040,695	(c)	18.12%
Louis Sweet	10,518,772	(c)	15.15%
Paul Manson	3,406,505	(c)(d)	5.47%
Mark Hoffman	3,261,2458	(c)	5.24%
Officers and Directors, as a group (7 persons)	36,497,684	(b) (c)	38.25%

(a)	Based on 58,921,188 shares outstanding at December 31, 2004.

(b)	Messrs. Anderson, Hoffman, Hoffman, Manson, Puryear and Sweet are the only persons, corporations or other entities known by the Registrant to own directly or indirectly or control more than 5% of the shares of the Registrant.

(c)	Includes any options, warrants and convertible debentures exercisable or convertible by directors within 60 days.

(d)	Includes 1,750,000 warrants held by the children and former wife of Mr. Manson.

There are no arrangements, known to the Registrant which may at a subsequent date result in a change in control of the Registrant. The Registrant’s major shareholders do not have different voting rights from other shareholders of the Registrant.

Based on the records of Pacific Corporate Trust Company Inc., the Registrant’s registrar and transfer agent, at December 31, 2004, there were 166 holders of record of the Registrant’s shares with United States addresses who collectively held 53,780,628 shares or approximately 91.28% of the 58,921,188 issued and outstanding shares.

Except for the shares issued in connection with the acquisition of Sea Breeze Energy Inc. described under Item 7(B) “Major Shareholders and related Party Transactions: Related Party Transactions” the Registrant is not aware of any significant changes in the ownership of its shares during the past three years.

B. RELATED PARTY TRANSACTIONS

Except for the ownership of the Registrant’s securities and the compensation described herein, and advances to and by certain officers to or from the Registrant to cover expenses, below are all of the material transactions between the Registrant and its directors, executive officers, holders of ten percent or more of the Registrant’s outstanding shares, or any associate or affiliate of such person since the commencement of the last three fiscal years on January 1, 2002, or in any proposed transaction which may materially affect the Registrant.

1.	The Registrant has entered into consulting agreements with certain directors. See Item 6 “Directors, Senior Management and Employees-Compensation.”

2.	Pursuant to a Share Purchase Agreement dated November 4, 2002, the Registrant, effective April 16, 2003, acquired all of the issued and outstanding shares of Sea Breeze Energy Inc. (“Sea Breeze”) from the following six individuals:

Anthony O. Duggleby, Director and Chief Operating Officer of the Registrant;
Auriane S. Chouinard-Duggleby, daughter of Mr. Duggleby;
Elize N. Duggleby-Chouinard, daughter of Mr. Duggleby;
Elisha G. Manson, daughter of Paul Manson, Director and President of the Registrant;
Ezra M. Manson, son of Mr. Manson;

Lorrie Thompson, former wife of Mr. Manson.

collectively the “Vendors”.

The acquisition included the acquisition of the Investigative Use Permits granted by the LWBC in connection with twelve named properties which include all of the properties described under the heading in Item 4 “Business Overview – Wind Farm Projects”.

Each of the Vendors transferred 100 shares of Sea Breeze to the Registrant in exchange for 666,667 special warrants of the Registrant, or an aggregate of 600 shares for an aggregate of 4,000,000 special warrants, 2,500,000 of which were exercisable at the time of closing (April 16, 2003) 1,000,000 of which were exercisable upon the Registrant’s receipt of the approval of the Environmental Assessment Office for the Knob Hill Wind Farm Project (September 28, 2004), the remaining 500,000 of which are exercisable upon commencement of commercial wind generated power production. All of the special warrants expire five years from the closing.

Pursuant to a Royalty Agreement dated November 4, 2002, the Vendors also collectively retained a net profit royalty of 5% from the proceeds of the sale of energy generated from each of twelve named properties and 5% of the net proceeds of any sale of such properties.

The Registrant does not provide benefits to any personnel or its consultants. None of the officers or directors of the Registrant are indebted to the Registrant or were indebted to the Registrant during the fiscal years ended December 31, 2004, 2003 and 2002. See “Indebtedness of Directors and Officers” below.

None of the directors, executive officers or senior officers of the Registrant or persons who were directors, executive officers or senior officers of the Registrant at any time during the Registrant’s last completed financial year, and none of the associates of such persons are or have been indebted to the Registrant or its subsidiaries at any time since the beginning of the Registrant’s last completed financial year. Furthermore, none of such persons was indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Registrant or its subsidiaries.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8 FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See attached financial statements which are incorporated herein by reference.

LITIGATION

To the best of its knowledge, the Registrant is not subject to any active or pending legal proceedings or claims against it or any of its properties that will have a material effect on the Registrant’s business or results of operations. However, from time to time, the Registrant may become subject to claims and litigation generally associated with any business venture.

DIVIDEND POLICY

The Registrant has not and does not currently intend to pay any dividends on any of its shares. The Registrant intends to follow a policy of retained earnings to finance the growth of the business. Any future determination to pay dividends will be at the discretion of the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

SIGNIFICANT CHANGES

The Registrant does not have any significant changes to report since December 31, 2005 except for the following:

1.	Effective January 1, 2005, the Registrant added an additional 840 square feet to its lease for corporate office space, thereby increasing the total square feet under lease to 7,533, the total private offices to 14, the total open offices to 13 and total annual rent to approximately $128,160. Effective May 24, 2005 a new lease agreement was entered commencing October 1, 2005 to September 30, 2008. The annual rent will increase to approximately $129,456 from October 1, 2005 to September 30, 2007 and to $140,244 from October 1, 2007 to September 30, 2008.

2.	Effective February 1, 2005 Eugene Hodgson resigned as the Registrant’s Chief Financial Officer and Jan Campfens was appointed in his place.

3.	On March 7, 2005 the Registrant’s 100% owned subsidiary SBJF Holding Corp. (“SBJF”) was incorporated as a British Columbia, Canada corporation. SBJF acquired 25% of the shares of Juan de Fuca Cable Management, Inc. a Delaware, United States of America corporation.

4.	On March 24, 2005 a limited partnership was formed, Sea Breeze Pacific Juan de Fuca Cable LP (the “Partnership”) among Juan de Fuca Cable Management, Inc., a Delaware corporation as the general partner (the “General Partner”), SBJF and Boundless Energy NW, Inc., a Delaware corporation (“Boundless”). SBJF and Boundless are the limited partners. The General Partner is owned 25% by SBJF, 25% by Boundless and 50% by United States Power Fund LP, (“US Power”) a private equity fund managed by Energy Investors Funds Group LLC.

Pursuant to an agreement dated April 6, 2005, the Registrant’s 50% owned subsidiary, Sea Breeze Pacific Regional Transmission System, Inc. (“Sea Breeze Pacific”) transferred all of its right, title and interest to the Canadian assets used or held for the submarine HVDC transmission line project from Vancouver Island, British Columbia to Port Angeles, Washington described under Item 4B “Information on the Company: Business Overview - HVDC Transmission Systems (the “Juan de Fuca Project”) in exchange for the Partnership issuing the following partnership interests:

General Partner:	1%
SBJF:	49.5%
Boundless:	49.5%

The assets transferred include contracts, filing and accounting systems, applications, reports and archeological information.

On April 6, 2005 the Partnership entered into an agreement with US Power pursuant to which US Power agreed to make advances (the “Loans”) to the Partnership in an aggregate principal amount of US$ 8,000,000 from April 6, 2005 until the Maturity Date (defined as the earlier of an event of default, June 30, 2007 and the date the Partnership executes definitive documents with a lender(s) for construction financing for the Juan de Fuca Project and the initial funding shall have occurred thereunder). All proceeds of the Loans shall be used to pay costs and expenses incurred in the development of the Juan de Fuca Project. The Loans bear interest at a rate of 20% per annum compounded annually. Repayment of principal and interest is due on the Maturity Date. As at June 1, 2005 US$ 1,250,000 had been advanced. The Loans are secured by a Security Agreement dated as of April 6, 2005 which grants US Power a lien on and security interest in all of the personal property, whether tangible or intangible and whether now owned or acquired after April 6, 2005 of the Partnership, Sea Breeze Pacific and two entities controlled by the Partnership.

5.	On April 5, 2005, the Registrant received results of a feasibility study issued by BPA, conducted by ABB Inc., an independent study group from Raleigh, North Carolina on the expected impact to the regional grid of northwest Washington State that would result from the proposed transmission projects. Based on the results of the feasibility study, the Registrant has initiated the next step which is an interconnection impact study, also conducted by ABB Inc., to analyze proposed solutions to issues identified in the feasibility study and to show when the full interconnection capability of the first 550 MW project is achievable according to utility reliability standards and requirements.

6.	On June 14, 2005 the Registrant, through a subsidiary, executed a protocol with the Esquimalt Nation engaging both parties to develop a mutually beneficial relationship that provides support for the Juan de Fuca Project.

ITEM 9 THE OFFER AND LISTING

The Registrant’s shares have traded on the TSX Venture Exchange or its predecessors the Vancouver Stock Exchange and the Canadian Venture Exchange (which was formed by the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange on November 26, 1999 and which changed its name to the TSX Venture Exchange on May 1, 2002) since January 18, 1979.

The following is a summary of trading, on an annual basis, of the shares of the Registrant on the TSX Venture Exchange or its predecessors in Canada, during 2000, 2001, 2002, 2003 and 2004:

2000	High (CAD$)	Low (CAD)
	$0.080	$0.011
2001*	High (CAD$)	Low (CAD$)
	$0.40	$0.08
2002	High (CAD$)	Low (CAD$)
	$0.30	$0.09
2003	High (CAD$)	Low (CAD$)
	$0.67	$0.28
2004	High (CAD$)	Low (CAD$)
	$1.05	$0.60

*	Effective September 17, 2001 the Registrant consolidated its shares on a ten old for one new share basis. The above noted share prices have been adjusted to reflect this consolidation.

The following is a summary of trading, on a fiscal quarter basis of the shares of the Registrant on TSX Venture Exchange in Canada during the two most recent full financial years:

2003	High (CAD$)	Low (CAD$)
1st Quarter	0.51	0.20
2nd Quarter	0.53	0.28
3rd Quarter	0.60	0.31
4th Quarter	0.67	0.40

2004	High (CAD$)	Low (CAD$)
1st Quarter	0.64	0.45
2nd Quarter	0.76	0.57
3rd Quarter	0.90	0.60
4th Quarter	1.05	0.82

The following is a summary of trading, on a monthly basis, of the shares of the Registrant on the TSX Venture Exchange in Canada during the past six months:

Month & Year	High (CAD$)	Low (CAD$)
December 2004	1.03	0.88
January 2005	1.05	0.95
February 2005	1.05	0.87
March 2005	1.10	0.94
April 2005	1.07	0.94
May 2005	1.01	0.91

The price for the Registrant’s shares quoted on the TSX Venture Exchange on June 30, 2005, was CAD $0.90 (High) and CAD $0.90 (Low), and the close price was CAD $0.90.

Other than described above, the Registrant’s shares are not and have not been listed or quoted on any other exchange or quotation system.

As of December 31, 2004, the Registrant had a total of 58,921,188 common shares, without par value, issued and outstanding. All such shares are in registered and not bearer form. The name and address of the Registrant’s transfer agent is Pacific Corporate Trust Company, Suite 1000, 625 Howe Street, Vancouver, British Columbia, V6C 3B8.

ITEM 10 ADDITIONAL INFORMATION

A. SHARE CAPITAL

The Registrant’s authorized capital consists of 200,000,000 common shares without par value and 20,000,000 Class A preference shares without par value. As at December 31, 2004, there were 58,921,188 common shares issued and outstanding and an additional 14,669,283 shares had been allotted and reserved for issuance pursuant to outstanding warrants to purchase shares and incentive stock options. At March 31, 2005, there were 60,584,665 common shares issued and outstanding and an additional 12,840,608 shares had been allotted and reserved for issuance pursuant to outstanding warrants to purchase shares and incentive stock options.

Of the 58,921,188 common shares issued and outstanding as at December 31, 2004, 100,000 are held in escrow, to be released in accordance with a formula based on cash flows from operations incurred during the year and upon regulatory approval.

All shares of the same class have the same rights, preferences and limitations. Holders of shares are entitled to receive dividends in cash, property or shares when and if dividends are declared by the Board of Directors out of funds legally available therefore. There are no limitations on the payment of dividends. A quorum for a general meeting of shareholders is one shareholder entitled to attend and vote at the meeting who may be represented by proxy and other proper authority, holding at least one-twentieth of the outstanding shares. Holders of shares are entitled to one vote per share. Upon any liquidation, dissolution or winding up of the business of the Registrant, the Registrant’s assets, if any, after payment or provision for payment of all debts, obligations or liabilities of the Registrant shall be distributed to the holders of shares. There are no pre-emptive rights, subscription rights, conversion rights and redemption provisions relating to the shares and none of the shares carry any liability for further calls.

The rights of holders of shares may not be modified other than by vote of 3/4 of the shares voting on such modification. Because a quorum for a general meeting of shareholders can exist with one shareholder (proxy holder) personally present, the rights of holders of shares may be modified by less than a majority of the issued shares of the Registrant.

Shareholders may apply to the Supreme Court of British Columbia for various remedies on the ground that the affairs of the Registrant are being conducted in a manner oppressive to one or more of the shareholders or that some act of the Registrant has been done or is threatened or that some resolution of shareholders has been passed or is proposed that is unfairly prejudicial to one or more of the shareholders. That Court may, with a view to bringing it to an end or to remedying the matters complained of, make an interim or final order if it considers appropriate, including the following:

(a)	direct or prohibit any act or cancel or vary any transaction or resolution;

(b)	regulate the conduct of the Registrant’s affairs in the future;

(c)	appoint a receiver or receiver manager;

(d)	direct an issue or conversion or exchange of shares;

(e)	appoint or remove directors;

(f)	direct the Registrant or a shareholder to purchase shares;

(g)	direct the Registrant or any other person to pay a shareholder the money paid by that shareholder for shares of the Registrant;

(h)	vary or set aside a transaction or resolution;

(i)	direct an investigation be made;

(j)	order that the Registrant be liquidated and dissolved;

(k)	authorize or direct that proceedings be commenced in the name of the Registrant against any party on the terms the Court directs;

(l)	require the trial of any issue;

(m)	require the Registrant to produce financial statements;

(n)	order the Registrant to compensate an aggrieved person; and

(o)	direct rectification of any record of the Registrant.

Where a special resolution to modify the rights of the holders of shares has been passed, the holders of not less than 10% of the shares who are entitled to vote and did vote against the special resolution (in person or by proxy), may apply to the Supreme Court of British Columbia to set aside the resolution.

There are no restrictions on the purchase or redemption of shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

There are no shares of the Registrant held by or on behalf of the Registrant itself or by subsidiaries of the Registrant.

SUMMARY OF REGISTRANT SECURITIES TRANSACTIONS

Set forth below are the closed and pending transactions pursuant to which securities of the Registrant have been issued or sold since December 31, 2001.

SHARE, OPTION AND WARRANT TRANSACTIONS

Shares Outstanding at December 31, 2001

	Number of	Total Gross
	Shares Issued	Consideration (CAD)
	2,448,824	$4,688,557

Total Outstanding	2,448,824	4,688,557

Shares Issued During Fiscal Year Ended December 31, 2002

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(CAD$)	(CAD$)
Exercise of Stock Options	122,000	$0.13	$15,860
Conversion of Debentures	14,161,596	$0.13	$1,841,007
Bonus Shares	3,180,000	$0.10	$318,000

Total Outstanding	19,912,420		$6,863,424

Shares Issued During Fiscal Year Ended December 31, 2003

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(CAD$)	(CAD$)
Exercise of Stock Options	722,000	$0.15	$106,8602
		(average)
Conversion of Debentures	13,217,845	$0.1352	$1,787,620
Exercise of Warrants	3,970,885	$0.13	$516,215

Stock Option Valuation of Exercised stock Options			$53,292
Total Outstanding	37,823,150		9,327,411

Shares Issued During Fiscal Year Ended December 31, 2004

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(CAD$)	(CAD$)
Exercise of Warrants	1,133,077	$0.13	$147,300
Exercise of Stock Options	8,333	$0.35	$2,917
Private Placement	2,046,250	$0.55	$1,081,755
Exercise of Stock Options	16,500	$0.35	$5,775
Exercise of Warrants	6,226,806	$0.13	$809,485
Exercise of Stock Options	16,666	$0.35	$5,833
Exercise of Stock Options	151,000	$0.35	$52,850
Exercise of Stock Options	7,500	$.15	$1,125
Exercise of Stock Options	54,833	$0.60	$32,900
Exercise of Warrants	406,250	$0.72	$287,397
Exercise of Warrants	11,030,823	$0.13	$1,434,007
Stock Option Valuation of Exercised Options			$97,336

Total Outstanding	58,921,188		13,286,091

Shares Issued During Quarter Ended March 31, 2005

	Number of	Price per	Total Gross
	Securities	Security	Consideration
Transaction	Issued	(CAD$)	(CAD$)
Exercise of Stock Options	96,200	$0.35.3	$33,670
Exercise of Stock Options	61,000	$0.60	$36,600
Exercise of Warrants	115,000	$0.73.35	$84,358
Exercise of Warrants	1,199,946	$0.13	$155,993
Conversion of Debentures Plus Interest	191,331	$0.33	$73,484
Stock Option Valuation of Exercised Options			58,644

Total Outstanding	60,584,665		13,728,840

Share Purchase Warrants Outstanding as of December 31, 2004

	Number of		Exercise
Description	Shares		Price (CAD$)	Expiry Date
Warrants Issued on conversion of Convertible Debenture(1)	1,199,946	(2)	0.13	February 7, 2005

Warrants Issued as Consideration for Acquisition of Sea Breeze Energy Inc.(1)	3,500,000		0.15	April 16, 2008

Warrants issued as part of Private Placement(1)	616,875	(3)	0.72	April 22, 2006

Contingently issuable for Acquisition of Sea Breeze Energy Inc.(1)	500,000		0.15	April 16, 2008

(1)	One warrant is exercisable to acquire one common share.

(2)	All these warrants were exercised subsequent to December 31, 2004.

(3)	115,000 of these warrants were exercised subsequent to December 31, 2004.

Share Purchase Warrants Outstanding as of March 31, 2005

	Number of	Exercise
Description	Shares	Price (CAD$)	Expiry Date
Warrants Issued as Consideration for Acquisition of Sea Breeze Energy Inc.(1)	3,500,000	0.15	April 16, 2008

Warrants issued as part of Private Placement(1)	501,875	0.72	April 22, 2006

Contingently issuable for Acquisition of Sea Breeze Energy Inc.(1)	500,000	0.15	April 16, 2008

Warrants issued on conversion of Convertible Debenture #3(1)	25,289	0.33	December 1, 2006

Warrants issued on conversion of Convertible Debenture #3(1)	151,515	0.33	March 21, 2007

(1)	One warrant is exercisable to acquire one common share.

Options Outstanding as of December 31, 2004

			Exercise
	Number of		Price
Description	Shares	Expiry Date	(CAD$)
Directors Options	648,742	July 17, 2007	0.15

Employee Options	300,000	July 17, 2007	0.15

Directors Options	1,659,242	January 22, 2008	0.35

Employee Options	360,000	January 22, 2008	0.35

Employee Options	464,000	July 11, 2008	0.35

Directors Options	735,000	February 6, 2006	0.60

Employee Options	1,480,167	February 6, 2006	0.60

Employee Options	50,000	May 25, 2007	0.90

Director Options	821,978	October 27, 2006	0.90

Employee Options	1,600,000	October 27, 2006	0.90

Total	8,119,129

Options Outstanding as of March 31, 2005

			Exercise
	Number of		Price
Description	Shares	Expiry Date	(CAD$)
Directors Options	648,742	July 17, 2007	0.15

Employee Options	300,000	July 17, 2007	0.15

Directors Options	1,659,242	January 22, 2008	0.35

Employee Options	360,000	January 22, 2008	0.35

Employee Options	367,800	July 11, 2008	0.60

Directors Options	735,000	February 6, 2006	0.60

Employee Options	1,352,500	February 6, 2006	0.60

Employee Options	50,000	May 25, 2007	0.90

Director Options	821,978	October 27, 2006	0.90

Employee Options	1,600,000	October 27, 2006	0.90

Directors Options	200,000	February 17, 2005	1.00

Total	8,095,262

PENDING TRANSACTIONS AND SECURITY GRANTS

On May 7, 2003 the Registrant issued a third convertible debenture in the amount of CAD $1,000,000 due and payable on May 7, 2008. The debenture is convertible into units of the Registrant at a rate of CAD $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years (Year 1 - $0.30; Year 2 – $0.33; Year 3 – $0.36; Year 4 - $0.40; Year 5 — $0.44). Each unit will consist of one common share and one share purchase warrant. Each warrant will have a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares at the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture. A total of 176,804 warrants were issued on conversion of this convertible debenture during the three months ended March 31, 2005. Accordingly 3,156,529 warrants and 3,333,333 shares remain issuable on the principal and 311,348 shares remain issuable on the interest on the convertible debenture as at March 31, 2005.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

The Registrant was incorporated in the province of British Columbia, Canada under incorporation number 185,415. The Memorandum and Articles of the Registrant do not address the Registrant’s objects and purposes. Pursuant to the British Columbia Business Corporations Act (“BCBCA”) a company incorporated in British Columbia has the capacity and the rights, powers and privileges of an individual of full capacity except that no company may carry on a business or exercise a power that it is restricted by its Memorandum or Articles from carrying on or exercising. Neither the Memorandum nor Articles of the Registrant impose any such restrictions on the Registrant.

Directors

A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Registrant shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the BCBCA. A director shall not vote in respect of any contract or transaction with the Registrant in which he is interested.

The remuneration of the directors may from time to time be determined by the directors themselves, or if the directors so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Registrant as such who is also a director, and reimbursement for travel and other expenses.

The directors may, at their discretion authorize the Registrant to borrow any sum of money or incur indebtedness for the purpose of the Registrant and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors think fit.

There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

A director is not required to hold a share in the capital of the Registrant as qualification for his office.

With respect to the above noted matters, there are generally no significant differences between British Columbia and United States law.

Rights, Preference and Restrictions Attached to Common Shares

All of the authorized common shares of the Registrant, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. The Registrant’s Articles do not provide for cumulative voting.

Upon liquidation, dissolution or winding up of the Registrant, holders of common shares, subject to any special rights or restrictions attached to any issued Preference Shares, are entitled to receive pro rata the Registrant’s assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by the Registrant while there is any arrearage in the payment of dividends or sinking fund installments.

With respect to the rights, preferences and restrictions attaching to the Registrant’s common shares, there are generally no significant differences between British Columbia and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Registrant’s shares.

Changes to Common Shares

The Registrant’s Articles provide that it may, by ordinary resolution, (i.e. approved by a simple majority of the votes cast in person or by proxy at a meeting of the Registrant’s shareholders or consented to in writing by not less than 3/4 of the Registrant’s shareholders) increase its authorized capital by:

i)	creating shares with or without par value or both;

ii)	increasing the number of shares with or without par value or both; or

iii)	increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Registrant’s Articles also provide that it may, by a resolution of its directors, purchase any of its shares at the price and upon the terms specified in such resolutions.

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are also contained in the BCBCA. The BCBCA requires approval by a special resolution (i.e. in the case of the Registrant approved by at least 3/4 of the votes cast at a meeting of the Registrant’s shareholders or consented to in writing by each of the Registrant’s shareholders) in order to effect any of the following changes:

i)	creating one or more classes of shares;

ii)	creating one or more series of shares;

iii)	increasing, reducing or eliminating the maximum number of shares that the company is authorized to issue out of any class or series of shares;

iv)	establishing a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

v)	subdividing all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value;

vi)	subdividing all or any of its unissued, or fully paid issued, shares without par value;

vii)	consolidating all or any of its unissued, or fully paid issued, shares with par value into shares of larger par value;

viii)	consolidating all or any of its unissued, or fully paid issued, shares without par value;

ix)	if the company is authorized to issue shares of a class of shares with par value,

a)	decreasing the par value of those shares or

b)	increasing the par value of those shares if none of the shares of that class of shares are allotted or issued;

x)	eliminating any class or series of shares if none of the shares of that class or series of shares are allotted or issued;

xi)	changing all or any of its unissued, or fully paid issued, shares with par value into shares without par value;

xii)	changing all or any of its unissued shares without par value into shares with par value;

xiii)	altering the identifying name of any of its shares; or

xiv)	otherwise altering its authorized share structure when requires or permitted to do so under the BCBCA.

The BCBCA also provides that the Registrant may reduce its capital, if it is authorized to do so by the court or if the capital is reduced to an amount that is not less than the realizable value of the company’s assets less its liabilities by a special resolution or a court order.

The BCBCA also provides that the Registrant, if it has redeemed, purchased or otherwise acquired, by surrender or otherwise, any of its shares:

a)	must cancel the shares if required to do so by its Memorandum or Articles or by a resolution of the directors;

b)	if not so required, may cancel the shares; or

c)	must, if the shares are not cancelled under paragraph (a) or (b) above, retain the shares.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings (an “AGM”) must be held at least once every calendar year, within 15 months of the previous AGM. If the Registrant fails to hold an AGM, the Supreme Court of

British Columbia may, on the application of a director or a shareholder of the Registrant, call or direct an AGM. Under the BCBCA, the Registrant must give its shareholders written notice of an AGM not less than 21 days before the AGM is to be held.

The Registrant’s directors may, whenever they think fit, convene an Extraordinary General Meeting (an “EGM”).

An AGM or EGM may also be requisitioned by one or more shareholders of the Registrant so long as such shareholders own not less than 1/20 of the issued and outstanding shares at the date such shareholders requisition an AGM or EGM. After receiving such requisition, the Registrant’s directors must hold the meeting within four months after the requisition is received.

All shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call an AGM or EGM, there are generally no material differences between British Columbian and United States law respecting AGMs and EGMs.

Rights to Own Securities

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of British Columbia or by the Registrant’s charter or other constituent documents of the Registrant on the right of foreigners to hold or vote common shares or other securities of the Registrant.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act by an investor that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review the Director of Investments is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. See Item 10(D) “Exchange Controls” for details of the Investment Canada Act.

Change in Control

There are no provisions in the Registrant’s Articles that would have the effect of delaying, deferring or preventing a change in control of the Registrant, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant.

The BCBCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Registrant. Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in the Registrant’s Articles or Memorandum or in the BCBCA governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires that the Registrant disclose, in its annual general meeting proxy statement, holders who beneficially own more than 10% of the Registrant’s issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its annual report on Form 20-FR, holders who own more than 5% of a company’s issued and outstanding shares.

Changes in the Capital of the Registrant

There are no conditions imposed by the Registrant’s Articles which are more stringent than those required by the BCBCA.

C. MATERIAL CONTRACTS

The Registrant has entered into the following material contracts in the two years preceding the date of this Annual Report:

1.	Agreement with Sea Breeze Energy Inc. dated November 4, 2002 pursuant to which the Registrant acquired, effective as at April 16, 2003, all of the issued and outstanding shares of Sea Breeze Energy Inc. (“Sea Breeze”) from Anthony O. Duggleby, Director, Auriane S. Chouinard-Duggleby, Elize N. Duggleby-Chouinard, Elisha G. Manson, Ezra M. Manson and Lorrie Thompson, collectively the “Vendors”. See Item 7 “Related Party Transactions”. The acquisition includes the acquisition of the Investigative Use Permits granted by Land and Water British Columbia in connection with twelve named properties which include all of the properties described under the heading in Item 4 “Business Overview – Wind Farm Projects”. Each of the Vendors transferred 100 shares of Sea Breeze to the Registrant in exchange for 666,667 special warrants of the Registrant, or an aggregate of 600 shares of Sea Breeze for an aggregate of 4,000,000 special warrants, 2,500,000 of which are exercisable at the time of closing (April 16, 2003) the remainder of which are exercisable at various stages of the Registrant’s wind energy project development. All of the special warrants expire five years from the closing.

2.	Royalty Agreement dated November 4, 2002, among the Vendors and the Registrant whereby the Vendors collectively retained a net profit royalty of 5% from the proceeds of the sale of energy generated from each of twelve named properties and 5% of the net proceeds of any sale of such properties.

3.	Joint Development Agreement with Boundless Energy LLC (“Boundless”) dated September 12, 2003, pursuant to which the Registrant and Boundless agreed to cooperate in the development of an electric transmission project including the acquisition, rehabilitation, replacement and/or expansion of transmission links from Vancouver Island to the United States and to the northwest coast of British Columbia.

4.	Master Services Agreement dated October 20, 2003 with VRB Power Systems Inc. (“VRB”) to meet electricity and heating needs for remote communities in Canada and Alaska. Under the terms of the Agreement VRB will sell and integrate its patented Vanadium Redox Battery Energy Storage System (“VRB/ESS”) to supply firm capacity electrical power from wind, minimizing the required use of diesel engines thereby reducing emissions and costs of fuel. The Registrant will provide, on a nonexclusive basis, project management services, engineering and design services as well as project marketing and identification for the VRB/ESS for wind farms and other renewable energy projects in Canada and Alaska.

5.	Mineral Property Purchase Agreement dated July 15, 2004 with Crystallex International Corp., Kamaka Resources Ltd. and Peter Dasher whereby the Registrant acquired a 100% interest in 149 mineral claims subject to a 5% net smelter return in consideration of CAD $250,000.

6.	Settlement of Dispute and Release Agreement dated September 15, 2004 with Kwoiek Creek Resources Inc. whereby the Registrant’s wholly owned subsidiary Powerhouse Developments Inc. transferred all proprietary rights, title and interest in the Kwoiek Creek Hydroelectric project in consideration of CAD $450,000.

7.	Purchase and Sale Agreement dated September 30, 2004 with Her Majesty the Queen in Rights of Canada as represented by the Minister of the Environment whereby the Registrant may sell up to 124,433 tonnes of greenhouse gas emissions removals from its Knob Hill wind farm project at a price of CAD $8 per tonne for a total consideration of up to CAD $995,464.

9.	Limited Partnership Agreement dated March 24, 2005 among Sea Breeze Juan de Fuca Cable LP, Juan de Fuca Cable Management, Inc. SBJF Holding Corp and Boundless Energy NW, Inc. pursuant to which Sea Breeze Pacific Juan de Fuca Cable, LP (the “Partnership”) was formed.

10.	Development Loan Agreement dated April 6, 2005 among the Registrant and the Partnership, United States Power Fund, L.P., Olympic Converter GP, LLC, Olympic Converter, LP, Juan de Fuca Cable Management, Inc. and Boundless Energy LLC pursuant to which United States Power Fund, LP agreed to advance up to US $8,000,000 to the Partnership in the development of the Juan de Fuca Project.

11.	Lease Amendment dated May 24, 2005 with Cordova Equities Inc. respecting office space located at Suite 1400,333 Seymour Street, Vancouver, British Columbia, Canada.

D. EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant’s shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “Taxation” below.

Except as provided in the Investment Canada Act (the “Investment Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold and/or vote the shares of the Registrant.

The Investment Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with the Director of Investments appointed under the Investment Act.

The Investment Act provides for distinct threshold levels for non-Canadians who acquire control of a Canadian business. The threshold levels for non-Canadians, gradually rose to its present level.

A Canadian business is defined in the Investment Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business and assets in Canada used in carrying on the business.

A non-Canadian, as defined in the Investment Act, includes: an individual, a government or an agency thereof or and entity that is not a Canadian. A Canadian as defined in the Investment Act means a Canadian citizen, a permanent resident within the meaning of the Immigration Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he first became eligible to apply for Canadian citizenship, a Canadian government, whether federal, provincial or local or an agency thereof or an entity that is Canadian-controlled.

The following investments by a non-Canadian are subject to review by Investment Canada:

(a)	all direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more;

(b)	all indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

(c)	all indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Notwithstanding the foregoing, review by Investment Canada is required when investments by World Trade Organization investors exceed $250,000,000 (for 2005) for direct acquisitions of control. No review by Investment Canada is required for indirect acquisitions of control. On January 1, 1995 the United States of America became a member of the World Trade Organization.

For purposes of the Investment Act, direct acquisitions of control means:

•	a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business.

Indirect acquisition of control means:

•	a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for non-Canadians. These excluded businesses are uranium, financial services (except insurance), transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), the publication, distribution or sale of music in print or machine readable form, radio communication in which the transmissions are intended for direct reception by the general public only, radio, television, cable television broadcasting undertaking any satellite programming and broadcast services; the production, distribution, sale or exhibition of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5,000,000 and $50,000,000 thresholds.

A non-Canadian shall not implement an investment reviewable under the Investment Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian making the following investments:

(a)	an investment to establish a new Canadian business; and

(b)	an investment to acquire control of a Canadian business

which investment is not subject to review under the Investment Act, must notify Investment Canada, within prescribed time limits, of such investments.

E. TAXATION

The following is a summary of the principal Canadian federal income tax considerations which would generally apply to holders of the Registrant’s shares. This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the “Tax Act”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of this Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Canadian Federal Income Tax Consequences

The following is a general summary of certain Canadian federal income tax considerations generally applicable to a holder of the Registrant’s shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”). The discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Registrant’s understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Registrant’s shares should consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the Registrant at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Registrant shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

United States Federal Income Tax Consequences

The following is a general discussion of certain possible material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Registrant. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Registrant and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Registrant should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Registrant.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Registrant who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Registrant

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Registrant are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Registrant will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant (unless the Registrant qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Registrant’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of Registrant’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Registrant may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Registrant will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Registrant should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Registrant

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Registrant equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Registrant. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Registrant are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Registrant does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Registrant’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Registrant is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Registrant. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Registrant as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant qualifies as a PFIC on his pro rata share of the Registrant’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Registrant’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Registrant common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Registrant’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Registrant is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Registrant’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Registrant’s first tax year in which the Registrant qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Registrant includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Registrant no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Registrant is not a PFIC. Therefore, if the Registrant requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Registrant. Upon the U.S. Holder’s reacquisition of an interest in the Registrant, the QEF election will apply to the newly acquired stock of the Registrant.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Registrant as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Registrant included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Registrant will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Registrant is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions”, as specifically defined, by the Registrant.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distribution of his Registrant common shares and all excess distributions over the entire holding period for the Registrant. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Registrant common shares, then the Registrant will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Registrant common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Registrant is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Regulation Section 1.1291-3(d)(1), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Registrant is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Registrant (“United States shareholder”), the Registrant could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Registrant who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Registrant attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Registrant, a more detailed review of these rules is outside of the scope of this discussion.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENTS BY EXPERTS

Not Applicable.

H.	DOCUMENTS ON DISPLAY

The documents concerning the Registrant may be viewed at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, during normal business hours.

I. SUBSIDIARY INFORMATION

Not required.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not Applicable.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15 CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Registrant’s management, including Mr. Manson, the Registrant’s chief executive officer, and Mr. Campfens, the Registrant’s chief financial officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures pursuant to Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) as of December 31, 2004. Based upon that evaluation, Messrs. Manson and Campfens concluded that the Registrant’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

During the fiscal year ended December 31, 2004, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant does not have a financial expert as a member of its Audit Committee. The Registrant contracts the services of a financial expert who reports to the President and the Audit Committee. The Registrant’s Chief Financial Officer is also a financial expert.

ITEM 16B CODE OF ETHICS

The Registrant has not yet adopted a corporate code of ethics. The Registrant’s board will be considering, over the next year, establishing a code of ethics to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to such code.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

For the fiscal years ended December 31, 2004 and 2003, the Registrant’s principal accountant billed $28,500.00 and $14,225 respectively for the audit of the Registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit Related Fees

For the fiscal years ended December 31, 2004 and 2003, the Registrant’s principal accountant billed $2,500.00 and $1,650.00, respectively, for assurance and related services that were reasonably related to the performance of the audit or review of the Registrant’s financial statements outside of those fees disclosed above under “Audit Fees”.

Tax Fees

For the fiscal years ended December 31, 2004 and 2003, the Registrant’s principal accountant billed $Nil and $Nil, respectively, for tax compliance, tax advice and tax planning services.

Other Fees

For the fiscal years ended December 31, 2004 and 2003 the Registrant’s principal accountant billed $4,975.00 and $12,825.00 respectively, for products and services provided by the principal accountant other than the services reported above. These fees are comprised of assistance with response to SEC letter relating to original From 20-F filing, review of reconciliation of Canadian GAAP to US GAAP for amended December 31, 2003 Form 20-F filing and review of amended December 31, 2003 Form 20-F filing.

Pre-Approval Policies and Procedures

Generally, in the past, prior to engaging the Registrant’s auditors to perform a particular service, the Registrant’s Audit Committee has, when possible, obtained an estimate for the services to be performed. The Audit Committee in accordance with procedures for the Registrant approved all of the services described above. With the adoption during fiscal 2005 of the Registrant’s Audit Committee Charter, all non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Registrant or a subsidiary shall be subject to the prior approval of the Audit Committee. The Audit Committee may satisfy the requirement for the pre-approval of non-audit services s pursuant to a de minimus exception before the completion of the engagement or by adopting specific policies and procedures for the engagement of non-audit services. The Audit Committee may also delegate to one of its members the ability to approve such non-audit services on behalf of the Audit Committee. Any approval by such director shall be brought to the attention of the Audit Committee and approved by the Audit Committee prior to the completion of the audit.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS.

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

The Report and Consolidated Financial Statements for the years ended December 31, 2004, 2003, and 2002 reported on by Morgan & Co., Chartered Accountants are attached as Exhibits hereto. The Financial Statements were prepared in accordance with Canadian GAAP and are presented in Canadian dollars. There are differences between United States and Canadian GAAP which are set forth in Note 16 of the Report and Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002.

ITEM 18 FINANCIAL STATEMENTS

Not applicable.

ITEM 19	EXHIBITS

The following financial statements and related schedules are included in this Item:

(a)	Audited Financial Statements

Auditors’ Report,

Consolidated Balance Sheets as at December 31, 2004 and 2003,

Consolidated Statements of Loss and Deficit for the years ended December 31, 2004, 2003, and 2002,

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002,

Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit
Number	Description
1.1	Certificate of Incorporation for Northern Horizon Resource Corporation dated January 18, 1979.(1)

1.2	Certificate for Northern Horizon Resource Corporation changing name to Golden Horizon Resource Corporation dated September 12, 1985.(1)

1.3	Certificate for Golden Horizon Resource Corporation changing name to GHZ Resource Corporation dated January 2, 1990.(1)

1.4	Certificate for GHZ Resource Corporation Ltd changing name to Canadian Reserve Gold Corporation dated June 9, 1994.(1)

1.5	Certificate for Canadian Reserve Gold Corporation changing name to Christina Gold Resources Ltd. dated April 17, 1996.(1)

1.6	Certificate for Christina Gold Resources Ltd. changing name to Powerhouse Energy Corp. dated December 10, 1998.(1)

1.7	Certificate for Powerhouse Energy Corp changing name to International Powerhouse Energy Corp. dated September 17, 2001.(1)

1.8	Certificate for International Powerhouse Energy Corp changing name to Sea Breeze Power Corp. dated July 29, 2003.(1)

1.9	Articles of Incorporation dated July 8, 1988.(1)

1.10	Altered Memorandum of the Registrant dated June 6, 2003.(1)

4.1	Agreement dated November 4, 2002 respecting the acquisition of Sea Breeze Energy Inc.(1)

4.2	Agreement dated November 4, 2002 respecting the royalty to be paid in connection with the acquisition of Sea Breeze Energy Inc.(1)

4.3	Agreement dated October 20, 2003 respecting project management of VRB/ESS.(1)

4.4	Agreement dated September 12, 2003 with Boundless Energy, LLC respecting the development of an electric transmission project.(1)

4.5	Sublease dated March 27, 2003 respecting the office space located at Suite 1400, 333 Seymour Street, Vancouver, British Columbia, Canada.(1)

4.6	Option Agreement dated July 27, 1994 respecting the formation of a joint venture on Kwoiek Creek for the production of power.(1)

4.7	Management Agreement dated January 1, 2001 with Banks Island Management Services Inc.(1)

4.8	Consulting Agreement dated November 15, 2002 with E.A. Hodgson & Associates Inc.(1)

4.9	Public Relations Agreement dated December 31, 2002 with BGC Consultants Limited.(1)

Exhibit
Number	Description
4.10	Employment Agreement dated December 31, 2002 between Powerhouse Electric Corp. and Anthony O. Duggleby.(1)

4.11	Management Services Agreement dated December 21, 2002 between Sea Breeze Energy Inc. and Inverness Management Group Inc.(1)

4.12	Public Relations Agreement dated June 30, 2003 with E.A. Hodgson & Associates Inc.(1)

4.13	Investor Relations Agreement dated March 1, 2004 with E.A. Hodgson & Associates Inc.(1)

4.14	Share Option Plan dated June 25, 2004.(2)

4.15	Mineral Property Purchase Agreement dated July 15, 2004 with Crystallex International Corp., Kamaka Resources Ltd. and Peter Dasher.(2)

4.16	Settlement of Dispute and Release Agreement dated September 15, 2004 with Kwoiek Creek Resources Inc.(2)

4.17	Purchase and Sale Agreement dated September 30, 2004 with Her Majesty the Queen in Rights of Canada as represented by the Minister of Finance.(2)

4.18	Limited Partnership Agreement dated March 24, 2005 among Sea Breeze Juan de Fuca Cable LP, Juan de Fuca Cable Management, Inc. SBJF Holding Corp and Boundless Energy NW, Inc.

4.19	Development Loan Agreement dated April 6, 2005 among the Registrant and Sea Breeze Pacific Juan de Fuca Cable, LP, United States Power Fund, L.P., Olympic Converter GP, LLC, Olympic Converter, LP, Juan de Fuca Cable Management, Inc. and Boundless Energy LLC.

4.20	Lease Agreement dated May 24, 2005 with Cordova Equities Inc.

4.21	Audit Committee Charter.

8.0	List of Subsidiaries.

12.1	Certificate of Paul Manson required by Rule 13a-14(a)(17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a)).

12.2	Certificate of Jan Campfens required by Rule 13a-14(a)(17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a)).

13.1	Certificate of Paul Manson required by Rule 13a-14(b)(17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2	Certificate of Jan Campfens required by Rule 13a-14(b)(17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

(1)	Previously included as an Exhibit to the Registrant’s Form 20-FR filed on July 1, 2004.

(2)	Previously included as an Exhibit to the Registrant’s Form 20-FR filed on March 3, 2005.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-FR and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SEA BREEZE POWER CORP.

Date: June 30, 2005	By:	/s/ Paul Manson

Paul Manson

British Columbia, Canada	President and Director

SEA BREEZE POWER CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated In Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of
Sea Breeze Power Corp.

We have audited the consolidated balance sheets of Sea Breeze Power Corp. as at December 31, 2004 and 2003, and the consolidated statements of loss and deficit, and cash flows for the years ended December 31, 2004, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.

On April 8, 2005, we reported separately to the shareholders of Sea Breeze Power Corp. on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Morgan & Company”

April 8, 2005	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada – U.S Reporting Conflict

The standards of the Public Company Accounting Oversight Board (United States), require the addition of an explanatory paragraph (following the opinion paragraph) as follows:

i)	when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.

ii)	to describe changes in accounting policies that have been implemented in the financial statements such as the prospective change in the method of accounting for stock based compensation and other stock based payments effective beginning January 1, 2002 and January 1, 2003. The impact of these changes in accounting policies is set out in Note 2(g) and Note 9(d) to the consolidated financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Oversight Board (United States), our report to the Shareholders, dated April 8, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada	“Morgan & Company”

April 8, 2005	Chartered Accountants

SEA BREEZE POWER CORP.

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	December 31,	December 31,
	2004	2003

ASSETS
Current
Cash and cash equivalents	$1,072,538	$238,176
Restricted cash (Note 3)	42,702	23,302
Marketable securities (Quoted market value $66,250; 2003 - $4,095)	42,560	2,560
Goods and Services Tax recoverable	68,735	83,357
Related party receivable (Note 7(d) and 12)	13,558	12,601
Prepaid expenses	35,025	38,019

	1,275,117	398,015
Projects Under Development (Note 4)	8,141,241	6,606,780
Project Related Security Deposits	49,925	27,000
Investment (Note 12)	10,000	—
Due from Co-venture Partner (Note 11)	146,216	—
Capital Assets (Note 5)	94,923	75,294

	$9,717,422	$7,107,089

LIABILITIES
Current
Accounts payable and accrued liabilities	$223,150	$219,434
Payable to related party (Note 7(a))	190,127	448,476
Loans payable (Note 8)	108,990	83,506

	522,267	751,416

Long Term Debt (Note 6)	854,525	810,885

	1,376,792	1,562,301

SEA BREEZE POWER CORP.

CONSOLIDATED BALANCE SHEETS (Continued)
(Stated in Canadian Dollars)

	December 31,	December 31,
	2004	2003

SHAREHOLDERS’ EQUITY
Share Capital (Note 9)
Authorized Shares as of December 31, 2004:
200,000,000 common shares without par value
20,000,000 preferred shares without par value

Authorized Shares as of December 31, 2003:
100,000,000 common shares without par value
10,000,000 preferred shares without par value

Issued and outstanding:
Common shares
59,921,188 common shares (of which 100,000 shares are held in escrow) at December 31, 2004, and 37,823,150 common shares (of which 100,000 shares are held in escrow) at December 31, 2003	13,286,091	9,327,411

Share Subscriptions	—	147,300
Deficit	(10,239,476)	(7,462,515)
Equity Portion Of Long Term Debt (Note 6)	218,209	218,209
Contributed Surplus (Note 9(f))	4,412,908	2,888,168
Special Warrants (Note 10)	471,519	336,819
Commitment To Issue Shares (Note 6(a))	191,379	89,396

	8,340,630	5,544,788

	$9,717,422	$7,107,089

Approved on Behalf of the Board:

“Paul B. Manson”	“C. Chase Hoffman”“

Director	Director

See accompanying notes to consolidated financial statements

SEA BREEZE POWER CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Stated In Canadian Dollars)

	YEARS ENDED DECEMBER 31
	2004	2003	2002

Service income	$9,900	$—	$—
Cost of service income	34,962	—	—

Loss on service activity	25,062	—	—

Expenses
Accounting and audit	$101,395	$52,330	$38,120
Amortization	26,255	11,055	1,429
Bank charges and interest on short term debt	73,667	27,344	2,012
Capital tax	—	4,239	5,843
Consulting	286,415	164,297	81,732
Finance costs	—	—	318,000
Filing fees	11,701	13,090	12,338
Foreign exchange loss (gain)	(16,492)	58,946	(119,855)
Interest on long term debt	145,623	146,714	242,655
Legal fees	92,839	127,134	47,661
Office and rent	289,336	214,026	55,724
Public relations and travel	298,844	261,320	40,365
Shareholder’s Information	7,750	7,395	8,200
Stock based compensation	1,622,076	712,969	168,631
Salaries and benefits	291,687	205,827	36,509
Transfer agent	13,054	10,719	8,457

	3,244,150	2,017,405	947,821

Loss Before The Following	(3,269,212)	(2,017,405)	(947,821)

Interest income	2,551	5,479	11,871
Write Down Of Marketable Securities	—	(2,530)	—
Recovery of prior years written off loans receivable	40,000	—	—
Write Off (Recovery) Project Development Costs (Note 4(b))	449,999	(1,641,548)	—

Net Loss For The Year	(2,776,962)	(3,656,004)	(935,950)

Deficit, Beginning Of Year	(7,462,515)	(3,806,511)	(2,870,561)

Deficit, End Of Year	$(10,239,476)	$(7,462,515)	$(3,806,511)

Loss Per Share, Basic and Diluted	$(0.06)	$(0.11)	$(0.08)

Weighted Average Common Shares Outstanding, Basic and Diluted	43,966,279	31,902,758	11,251,081

See accompanying notes to consolidated financial statements

SEA BREEZE POWER CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED DECEMBER 31
	2004	2003	2002

Cash Flows From Operating Activities
Net loss for the year	$(2,776,962)	$(3,656,004)	$(935,950)
Items not affecting cash:
Forgiveness of related party debt	—	(6,881)	—
Interest to be paid in common shares	101,983	89,396	—
Amortization	26,255	11,055	1,429
Foreign exchange loss (gain) on long term debt	—	12,400	(119,800)
Write down of marketable securities	—	2,530	—
Recovery of prior year loan	(40,000)	—	—
Debenture financing cost	—	—	318,000
Stock based compensation	1,622,076	712,969	168,631
Accretion of interest on convertible debentures	43,640	40,624	57,770
Write off of project development costs	—	1,641,549	—
Changes in non-cash operating working capital items:
Goods and Services Tax recoverable	14,622	(34,891)	27,401
Accounts payable and accrued liabilities	3,718	53,530	(81,029
Prepaid expenses	2,994	(6,498)	(7,682)
Related party receivable	9,043	(4,935)	(6,181)

	(992,631)	(1,145,156)	(577,411)

Cash Flows From Financing Activities
Long-term debt	—	1,000,000	1,577,600
Loans Payable	25,484	63,506	—
Related party payable	(258,348)	307,657	—
Convertible debt interest	—	20,709	184,734
Share subscription funds received	—	147,300	15,000
Common shares issued for cash	3,714,043	608,075	15,860
Due from co-venture partner	(146,216)	—	—

	3,334,963	2,147,247	1,793,194

Cash Flows From Investing Activities
Purchase of capital assets	(45,884)	(43,456)	(18,554)
Investment in Standard Hydrogen Inc.	(10,000)	—	—
Projects under development	(1,399,761)	(1,207,307)	(327,501)
Project related security deposits	(22,925)	(1,000)	—
Standard Hydrogen Inc. loan	(10,000)	—	—

	(1,488,570)	(1,251,763)	(346,055)

Increase (Decrease) In Cash	853,762	(249,672)	869,728
Net Cash Utilized On Acquisition Of Subsidiary	—	(392,572)	—
Cash, Beginning Of The Year	261,478	903,722	33,994

Cash, End Of The Year	$1,115,240	$261,478	$903,722

Cash And Cash Equivalents Are Comprised Of:
Cash on hand and balances with banks	$1,072,538	$238,176	$903,722
Restricted cash (Note 3)	42,702	23,302	—

	$1,115,240	$261,478	$903,722

Supplemental Disclosure For Non-Cash Operating, Financing And Investing Activities (Note 13).

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Sea Breeze Power Corp. (formerly International Powerhouse Energy Corp.) (the “Company”) is a public company incorporated under the Company Act (British Columbia), Canada. The Company’s principal business activity is the development of hydro-electric projects, wind power generation projects and transmission projects in British Columbia, Canada.

These consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

The Company reported net losses of $2,776,962, $3,656,004 and $935,950 for the years ended December 31, 2004, 2003 and 2002, respectively, and has an accumulated deficit of $10,239,476 at December 31, 2004. These recurring losses and the need for continued funding, discussed below, raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is in the development stage and currently derives no revenues from its development projects. To date, the Company has financed its operations principally through equity financing and loans. The application of the going concern concept and the ultimate realization of the amount shown as projects under development are dependent upon continuing rights to the areas, the obtaining of necessary regulatory approvals, the ability to obtain the necessary financing to complete development, and the successful development and sale of electricity. The amounts shown for projects under development represent costs incurred to date and are not intended to reflect present or future values.

The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations and to obtain additional funding through public or private equity financing, collaborative or other arrangements with corporate or other sources. Management plans to continue raising capital through private placement equity financing.

Management is working to obtain sufficient working capital from external sources in order to continue operations, as well as further developing the Company’s business model to obtain revenues from its wind, hydro-electric power generating and transmission projects. There is, however, no assurance that the aforementioned events, including the receipt of additional funding, will occur or be successful.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada, and include the accounts of the Company and its wholly-owned subsidiaries, Powerhouse Developments Inc., Powerhouse Electric Corp., Sea Breeze Energy Inc., Sea Breeze Management Services Inc., Sea Breeze Power Projects Inc. and the Company’s proportionate interest (80%) in the assets of the Slollicum Joint Venture (Note 4), and the Company’s proportionate interest (50%) in the assets, liabilities and expenses of Sea Breeze Pacific Regional Transmission Systems, Inc. (Note 11). All significant inter-company balances and transactions have been eliminated upon consolidation. The Company uses the equity method to account for investments over which the Company exerts significant influence. The Company uses the proportionate consolidation method of accounting to account for the Company’s interest in jointly controlled entities.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

c)	Foreign Currency

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date. The resulting foreign exchange gains and losses are included in the statement of loss and deficit.

d)	Marketable Securities

Marketable securities are recorded at the lower of cost and market value.

e)	Capital Assets

Capital assets are carried at cost and being amortized as follows:

Computer and automotive equipment	30% declining balance basis

Office and field equipment	20% declining balance basis

f)	Projects Under Development

Projects under development relate to the costs of land and associated holdings, development, approval and proposals on projects held for future development as electricity generation sites. Directly related management fees, overhead costs and interest costs are allocated to the projects under development based on the level of expenditures incurred. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations.

Hydro-electric projects currently under development comprise:

Cascade Heritage Power Park Project (“Cascade”)
Slollicum Creek Hydroelectric Development (“Slollicum”)

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Projects Under Development (Continued)

The Company’s major wind farm projects currently under development comprise:

Knob Hill
God’s Pocket
Shushartie Mountain
Hushamu
Windy Ridge
Nimpkish
Newcastle Ridge

         The Company’s transmission project currently under development comprises:

  Juan de Fuca and West Coast Cable transmission lines

g)	Stock Based Compensation

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants Handbook Section 3870 – “Stock Based Compensation and Other Stock Based Payments”. This section establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments in exchange for goods and services. The section requires that all stock based awards made to non-employees be measured and recognized using the fair value based method. The section also permitted the use of intrinsic value based method for awards granted to directors and employees. Under this method, compensation costs are recognized in the financial statements for stock options granted to directors and employees only when the market price exceeds the exercise price at the date of grant, but the method requires the disclosure on a pro-forma basis of the impact on operations and earnings per share as if the fair value method of accounting had been adopted. From January 1, 2002 to December 31, 2002, the Company has elected to adopt the intrinsic value based method for employee stock based compensation awards.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective January 1, 2003, using the prospective application transitional provision. Therefore, effective January 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Loss Per Share

Basic loss per share is calculated using the weighted average number of shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments on loss per share. Under the treasury stock method, only instruments with exercise amounts less than market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2004, 2003 and 2002 for the dilutive effect of employee stock options and warrants as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry forwards, and future income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Further income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment. The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.

j)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term deposits maturing within 90 days.

k)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of capital assets and deferred project development costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

l)	Service Revenues

The Company provides wind generation research and consulting services to third parties. Revenues from consulting services are recognized over the contract period, which is the period during which the services were provided and related expenses were incurred

m)	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

3.	RESTRICTED CASH

The Company has advanced $42,702 (2003 — $23,302) to be held as security on corporate credit card accounts. The funds are held as security for credit advanced to the Company and, as such, may not be used for general corporate purposes.

4.	PROJECTS UNDER DEVELOPMENT

a)	The deferred costs relating to the hydroelectric projects and wind farm projects in British Columbia are as follows:

	2004	2003

Hydroelectric projects (Note 4(b))	$5,197,840	$4,881,882
Wind farm projects (Note 4(c))	2,884,107	1,724,898
Transmission projects (note 4(d))	59,294	—

Total projects under development	$8,141,241	$6,606,780

b)	The deferred costs relating to hydro-electric projects in British Columbia are as follows:

	2004	2003

Cascade
Land	$125,560	$125,560
Development costs	4,548,700	4,234,002
Interest capitalized	466,537	466,537

	5,140,798	4,826,099

Kwoiek (Note 4(d))
Development costs	—	1
Interest capitalized	—	—

	—	1

Slollicum
Development costs	52,947	51,686
Interest capitalized	4,096	4,096

	57,043	55,782

	$5,197,840	$4,881,882

On July 27, 1994, the Company entered into an option agreement to form the Kwoiek Creek Joint Venture with parties who will contribute certain land needed for the project. The Joint Venture would be for the purpose of developing, constructing and operating the Kwoiek Creek hydro-electric development. During the year ended December 31, 2001, a dispute arose with the optionors over the lack of a perceived willingness of the Company to enter into a more formal agreement and negotiation process. In anticipation of the final outcome of the dispute, management estimated it is unlikely that the Kwoiek Creek Joint Venture will be further developed and that the costs spent to date no longer represent an economic asset. Accordingly, the Company decided to write down the accumulated development costs of $1,641,548 related to the Kwoiek Creek hydroelectric project during the year ended December 31, 2003.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

4.	PROJECTS UNDER DEVELOPMENT (Continued)

On September 15, 2004, the company signed a settlement and release agreement with all parties, effective upon the parties’ payment of $450,000 to the Company. On December 23, 2004, the Company received the sum of $450,000.

c)	Deferred costs relating to wind farm sites in British Columbia are as follows:

	2004	2003

Development Costs
Knob Hill	$1,100,313	$403,644
God’s Pocket	171,403	146,210
Shushartie Mountain	276,609	227,924
Hushamu	291,717	204,841
Windy Ridge	57,765	49,389
Nimpkish	242,203	189,584
New Castle Ridge	149,411	124,465
Other projects under preparation	594,686	378,841

	$2,884,107	$1,724,898

d)	Deferred costs relating to transmission projects in British Columbia are as follows:

	2004	2003

Development Costs
Juan de Fuca	$59,294	$—

5.	CAPITAL ASSETS

	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Computer equipment	$73,000	$24,714	$48,287	$31,786
Automotive equipment	20,706	7,837	12,868	9,592
Office equipment	20,203	5,532	14,670	14,604
Field equipment	26,541	7,444	19,097	19,312

	$140,450	$45,527	$94,923	$75,294

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

6.	LONG TERM DEBT

	2004	2003

Convertible debentures	$1,000,000	$1,000,000
Equity portion of convertible debentures	(218,209)	(218,209)

	781,791	781,791
Interest accretion	72,734	29,094

Debt portion of convertible debenture	$854,525	$810,885

On May 7, 2003 the Company issued convertible debentures in the amount of CDN$1,000,000, which are due and payable on May 7, 2008. The debentures are convertible into units of the Company at $0.30 per unit in year one and increasing by 10% per unit in each subsequent year for five years (Year 1 to year 5: $0.30,$0.33, $0.36, $0.40, and $0.44). Each unit consists of one common share and one share purchase warrant. Each share purchase warrant has a term of two years from the date of conversion and entitles the holder to purchase one common share at the conversion price. Interest on the debenture is calculated at 12% per annum. The interest payments are payable in shares and calculated semi-annually at the market price of the shares on the semi-annual calculation dates. The interest shares are to be issued on May 7, 2008 or upon conversion of the debenture, whichever is sooner.

As of December 31, 2004, accumulated interest payable of $191,379 results in a possible 297,674 common shares issuable in payments thereof. The amount has been recorded as a commitment to issue shares within the shareholders’ equity section of the balance sheet. Of the total debentures, $476,391 was issued to directors, officers, or companies controlled by directors. Of the total interest payable $89,120 (2003 — $41,337; 2002 — $60,618) is owed to directors, officers or companies controlled by directors. The debentures are secured by a floating charge over all assets of the Company.

The liability component of the convertible debt is calculated as the present value of the principal, discounted at a rate approximating the interest rate that was estimated would have been applicable to non-convertible debt at the time the debt was issued. This portion of the convertible debt is accreted over its term to the full face value by charges to interest expense. The accretion is a non-cash transaction and has been excluded from the statement of cash flows.

The equity element of the convertible debt comprises the value of the conversion option, being the difference between the face value of the convertible debt and the liability component.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a)	Payable to Related Parties

	2004	2003

Loan payable to directors and companies controlled by directors with interest at 10% per annum, unsecured, due on demand	$117,952	$429,000

Loan payable to directors, non-interest bearing, unsecured, due on demand	3,376	3,376

Interest on loans payable to directors and companies controlled by directors, unsecured, non-interest bearing, due on demand	54,226	16,100

Unpaid expenses payable to directors, unsecured, without interest, due on demand	14,573	—

	$190,127	$448,476

b)	Consulting Fees

During the year ended December 31, 2004, the Company paid $158,440 (2003 — $150,240; 2002 - $72,000) in consulting fees to two companies controlled by directors of the Company. Of the total amount paid, $72,000 has been expensed as a consulting fee and the balance of $86,440 has been capitalized as project development costs. Further, the Company paid or accrued $84,750 (2003 — $78,510; 2002 — $Nil) for project engineering services to the Company’s Vice President of Project Development who is also an officer. Included in accounts payable and accrued liabilities is $8,610 (2003 — $Nil; 2002 — $Nil) owing to such officer of the Company.

c)	Public Relation Fees

The Company paid $84,000 (2003 — $78,500; 2002 — $Nil) to a company related to a director for public relations and governmental advisory services. Of the amount paid, $69,000 (2003 – $33,500; 2002 — $Nil) is included in consulting expense and $15,000 (2003 — $45,000; 2002 — $Nil) is included in public relations and travel expense.

d)	Receivable from Related Parties

The Company advanced $3,558 (2003 – $Nil; 2002 — $Nil) in travel expenses to a director of the Company. During the year ended December 31, 2003, the Company was owed $12,601 (2002 - $7,666) from a company related by a common officer and director for unpaid rent charged to the related company. During the year ended December 31, 2004, the Company charged $6,000 (2003 — $7,500; 2002 — $11,524) for rent to companies related by common officers and directors

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS (continued)

e)	Accounts Payable

As at December 31, 2004, accounts payable includes $Nil (2003 — $Nil; 2002 — $29,208) owing to a company controlled by a director regarding unpaid expenses and fees payable pursuant to an investor relations contract. The Company was charged $Nil (2003 — $Nil; 2002 — $15,000) of such fees during the year.

8.	LOANS PAYABLE

At December 31, 2004, there are $87,089 (2003 — $78,000) of loans owing to shareholders. The loans bears interest at 10% per annum, are unsecured and repayable on demand. Included in loans payable is $21,901 (2003 — $5,506) of interest accrued to December 31, 2004.

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY

a)	Issued and Outstanding Common Shares

	Number Of
	Shares	Consideration

Balance, December 31, 2001	2,448,824	$4,688,557

Shares issued for cash:
Exercise of stock options	122,000	15,860
Conversion of debentures	14,161,596	1,841,007
Bonus shares issued	3,180,000	318,000

Balance, December 31, 2002	19,912,420	$6,863,424

Shares issued for cash:
Exercise of warrants	3,970,885	516,215
Exercise of stock options	722,000	106,860
Exercise of stock options – stock option valuation	—	53,292
Conversion of debentures	13,217,845	1,787,620

Balance, December 31, 2003	37,823,150	$9,327,411

Shares issued for cash:
Private Placement	2,046,250	1,081,755
Exercise of warrants	18,796,956	2,678,189
Exercise of stock options	254,832	101,400
Exercise of stock options – stock option valuation	—	97,336

Balance, December 31, 2004	58,921,188	$13,286,091

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

b)	The Company completed a private placement of US$818,500 and issued 2,046,250 units at $0.48 (US$0.40) per unit, resulting in net proceeds of $1,081,755. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to purchase one additional common share at a price of $0.72 (US$0.60) per share during the first year and $0.96 (US$0.80) per share during the second year following closing.

c)	As at December 31, 2004, the Company had the following warrants to purchase common shares of the Company outstanding:

NUMBER OF			EXPIRY
WARRANTS		EXERCISE PRICE	DATE
1,199,946		$0.13	February 7, 2005
3,500,000	*1)	$0.15	April 16, 2008
616,875	*2)	$0.72	April 22, 2006
500,000	*3)	$0.15	April 16, 2008

*1) see (Note 10) *2) exercisable at US$0.60 until April 22, 2005; then at US$0.80 *3) contingently issuable – see (Note 10)

d)	At December 31, 2004, the Company has a fixed stock option plan. Under the policies of the TSX Venture Exchange (“TSXV”), the Company may grant incentive stock options up to a total of 20% of the Company’s issued and outstanding common shares issued. At December 31, 2004, the Company may grant an additional 86,333 incentive stock options to purchase common shares of the Company.

During the twelve months ended December 31, 2004 the Company charged $1,622,076 in stock based compensation expense to operations as follows:

i)	During the year ended December 31, 2004, a stock based compensation expense of $177,211 was charged to operations, relating to vested options, which were granted during fiscal year 2003. The remaining stock based compensation expense of $1,444,865 relates to options granted during the year ended December 31, 2004.

ii)	At February 7, 2004 the Company granted 2,270,000 options exercisable at $0.60 to directors, employees and non-employees. The stock options vest in six-month intervals and expire February 6, 2006. A stock based compensation expense of $678,155 was charged to operations. The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 1.6 years, and volatility of 191%.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

iii)	At May 25, 2004 the Company granted 50,000 options exercisable at $0.60 to non-employees. The stock options vest in six-month intervals and expire May 24, 2007. An amount of $9,534 was charged to operations. The fair value of the options granted May 25, 2004 was estimated on the date of grant using the Black-Scholes option pricing model with a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 2.5 years, and volatility of 194%.

iv)	At October 27, 2004 the Company granted 2,421,978 options exercisable at $0.90 to directors, employees and non-employees. One third of the stock options vested immediately, one third vest after six months and one third vest after eighteen months from the date of grant. The options expire October 26, 2006. A stock based compensation expense of $757,176 was charged to operations. The fair value of the options granted October 27, 2004 was estimated on the date of grant using the Black-Scholes option pricing model with a risk free interest rate of 3.5%, a dividend yield of $Nil, expected life of 1.5 years, and volatility of 174%.

Had compensation been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value based method of accounting for stock based compensation for the year 2002, the Company’s net loss and loss per share would have been increased to the pro-forma amounts indicated below:

2002
Net Loss
As reported	$935,950
Pro-forma	$1,009,408

Basic and Diluted Loss per Share
As reported	$0.08
Pro-forma	$0.09

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
WEIGHTED
RANGE		AVERAGE	WEIGHTED		WEIGHTED
OF		REMAINING	AVERAGE		AVERAGE
EXERCISE	NUMBER	CONTRACTUAL	EXERCISE	NUMBER	EXERCISE
PRICES	OUTSTANDING	LIFE	PRICE	EXERCISABLE	PRICE

$0.15–0.90	8,119,129	2.11 years	$0.56	2,583,140	$0.46

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

9.	SHARE CAPITAL AND SHAREHOLDERS’ EQUITY (Continued)

A summary of changes in the Company’s fixed stock option plan for the year ended December 31, 2004 is as follows:

	OPTIONS OUTSTANDING
		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE

Balance, December 31, 2001	67,500	$1.90

Granted	1,795,242	0.15
Exercised	(122,000)	0.13
Cancelled	(67,500)	1.90

Balance, December 31, 2002	1,673,242	$0.15

Granted	2,804,242	0.35
Exercised	(722,000)	(0.15)

Balance, December 31, 2003	3,755,484	$0.30

Granted	4,741,978	0.75
Exercised	(254,832)	(0.39)
Cancelled	(123,501)	(0.35)

Balance December 31, 2004	8,119,129	$0.56

e)	Of the Company’s issued and outstanding shares, 100,000 are held in escrow, their release being subject to regulatory approval.

f)	Changes in Contributed Surplus for the year ended December 31, 2004 and 2003 are as follows:

	2004	2003

Balance, beginning of year	$2,888,168	$2,228,491

Incentive stock options granted	1,622,076	712,969
Incentive stock options exercised	(97,336)	(53,292)

Balance, end of year	$4,412,908	$2,888,168

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

10.	ACQUISITION OF SEA BREEZE ENERGY INC.

On April 16, 2003 the Company acquired 100% of the shares of Sea Breeze Energy Inc. (“Sea Breeze”), a company developing projects to generate energy from wind power and incorporated under the Company Act of British Columbia, Canada.

As consideration for the shares the Company is to pay 5% net profit royalties from proceeds of the sale of energy generated from the Sea Breeze wind power locations under development at the time of closing of the agreement and 5% of the net proceeds of any sale of such wind power properties, as well as to issue special warrants which allow the holder to acquire 4,000,000 common shares of the Company, of which 2,500,000 were exercisable upon closing of the transaction valued at their fair value of $336,819 using the Black-Scholes option pricing model. The exercise price of the special warrants is $0.15 per share. Any unexercised warrants expire on April 16, 2008.

Of the remaining special warrants 1,000,000 were exercisable upon receipt of the first project approval certificate from the British Columbia Environmental Assessment Office, and 500,000 warrants are exercisable upon commencement of commercial wind generated power production.

On September 28, 2004 the Company received an approval certificate from British Columbia Environmental Assessment Office for the wind farm project ‘Knob Hill’ and issued 1,000,000 special warrants accordingly. The special warrants were valued at their fair value of $134,700 using the Black-Scholes option pricing model.

The value of the consideration of the remaining 500,000 special warrants and the net profit royalties will be recorded when the amounts are due and payable.

	December 31, 2004	December 31, 2003

Special warrants issued

2,500,000 warrants on April 16, 2003	$336,819	$336,819
1,000,000 warrants on September 28, 2004 (Note 13)	134,700	—

Consideration paid	471,519	336,819

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

10.	ACQUISITION OF SEA BREEZE ENERGY INC. (Continued)

As the acquired company was in the development stage and had not commenced business operations, the acquisition has been accounted for as a purchase of assets and net liabilities of Sea Breeze Energy Inc., with fair value of the consideration given being allocated to fair value of the identifiable assets and liabilities acquired on April 16, 2003. The consideration given in excess of the net liabilities assumed has been allocated to project development costs. The fair value of $471,519 assigned to special warrants was calculated using Black-Scholes pricing model with the following assumptions: risk free rate of 5.25%; dividend yield of $Nil, volatility factor of 184% and an average expected life of the warrants of 3 years. The following is a summary of net liabilities acquired at fair values:

	December 31, 2004	December 31, 2003
Current assets	$130,196	$130,196
Capital assets	23,720	23,720
Projects under development	362,303	362,303
Security deposits	26,000	26,000

Total assets acquired	542,219	542,219

Less: Liabilities assumed	$689,499	$689,499

Net liabilities assumed	147,280	147,280

Purchase consideration
2,500,000 warrants on April 16, 2003	$336,819	$336,819
1,000,000 warrants on September 28, 2004	134,700	—

Consideration paid in excess of net liabilities assumed	618,799	484,099

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

11.	JOINT VENTURES

On May 31, 2004, the Company incorporated Sea Breeze Pacific Regional Transmission System, Inc., a company jointly controlled by the Company (50%) and Boundless Energy LLC, of Plainville, Connecticut (50%). The parties signed a joint venture agreement and are committed to jointly pursue specific merchant transmission opportunities. The Company’s proportionate interest in the joint venture is as follows:

Company’s Proportionate Share (50%)	December	December
of the Joint Venture	2004	2003
Cash	$5,675	$—
Prepaid expenses	6,207	—
Restricted cash	19,400	—

Current Assets	$31,282	$—

Project under Development and Security Deposits	$87,219	$—

Current liabilities	$16,784	$—

Long term liabilities	$—	$—

Revenues	$—	$—
Expenses	44,499	—

Net income (loss)	$(44,499)	$—

Proportionate Share (50%) of Cash Flows	December	December
of the Joint Venture resulting from	2004	2003
Net (loss)	$(44,499)	$—
Changes of non-cash operating working capital items	10,490

Operating activities	(34,009)	—

Financing activities – advanced from Sea Breeze	146,216	—

Project development	(59,207)	—
Security deposits	(27,925)	—

Investing activities	(87,132)	—

Increase In Cash	25,075	—
Cash, Beginning of Period	—	—

Cash, End of Period	$25,075	$—

Cash on hand and balances with banks	$5,675	$—
Restricted cash (Note 3)	19,400

	$25,075	$—

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

11.	JOINT VENTURE (Continued)

The Company funded 100% of the costs incurred up to December 31, 2004. As a result, the Company is entitled to a reimbursement of $146,216, which is Boundless Energy’s 50% of the joint venture’s costs.

12.	INVESTMENT IN STANDARD HYDROGEN INC.

During the year ended December 31, 2004, the Company paid $10,000 for a 33% non-controlling interest in a private Ontario corporation, Standard Hydrogen Inc. (“Standard”), which conducts research activities. The $10,000 equity purchase was paid upon the commencement of Standard’s operations. In addition, the Company loaned Standard $10,000 on April 28, 2004. The loan carries no interest repayments, no security and no principal repayment terms for a one year period. Standard has agreed to pay 8% simple interest on the loan amount upon repayment of the loan.

13.	SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES

a)	During the year ended December 31, 2004, the Company had the following non-cash financing and investing activities:

i)	The Company issued 1,000,000 warrants with a fair value of $134,700 (Note 10) in conjunction with the purchase of 100% of the shares of Sea Breeze Energy Inc. The amount has been assigned to current wind farm projects, which have been acquired upon the acquisition of Sea Breeze Energy Inc. on April 16, 2003.

ii)	The Company issued 1,133,077 shares pursuant to the exercise of warrants from proceeds of $147,300, which was received in 2003.

b)	During the year ended December 31, 2003, the Company had the following non-cash financing and investing activities:

i)	The Company issued 2,500,000 warrants in conjunction with the purchase of 100% of the shares of Sea Breeze Energy Inc. (Note 10).

ii)	The Company issued 13,217,845 common shares pursuant to the conversion of $1,718,320 of convertible debenture principal and interest outstanding.

c)	During the year ended December 31, 2002, the Company had the following non-cash operating, financing and investing activities:

i)	The Company issued 14,161,596 common shares pursuant to the conversion of $1,841,007 of convertible debenture principal and interest outstanding.

ii)	The Company issued 3,180,000 common shares as bonus consideration pursuant to the issuance of CDN$1,577,600 convertible debentures.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

14.	INCOME TAXES

A reconciliation of income taxes at statutory rates to the Company’s effective income tax expense is as follows:

	2004	2003	2002
Net loss for the year	$(2,776,962)	$(3,656,004)	$(935,950)
Statutory tax rate	36.0%	38.0%	39.6%

Expected income tax provision	$(1,000,000)	$(1,389,281)	$(370,636)
Non-deductible differences	436,000	901,856	277
Unrecognized tax losses and change in valuation allowance	564,000	487,425	370,359

Income tax provision	$—	$—	$—

Future tax assets (liabilities) of the Company are as follows:

	2004	2003	2002
Capital assets	$272,000	$434,050	$(197,728)
Operating losses	2,104,000	1,661,362	1,258,622

	2,376,000	2,095,412	1,060,894
Less: Valuation allowance	(2,376,000)	(2,095,412)	(1,060,894)

Future tax asset (liability) recognized	$—	$—	$—

As at December 31, 2004, the Company has incurred operating income tax losses totalling $5,818,000, which expire from 2005 to 2011 as follows:

2005	$121,000
2006	$118,000
2007	$1,082,000
2008	$650,000
2009	$1,053,000
2010	$1,265,000
2011	$1,529,000

A valuation allowance has been recorded to reduce the net benefit recorded in the financial statements related to these future tax assets. The valuation allowance is deemed necessary as a result of the uncertainty associated with the ultimate realization of these tax assets.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

15.	FINANCIAL INSTRUMENTS

a)	Fair Value of Short Term Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, goods and services tax recoverable, accounts payable and accrued liabilities, amount due to and from related parties, loans payable, and long-term debt. Unless otherwise stated, the fair value of the financial instruments approximates their carrying value.

b)	Long Term Debt and Interest Rate Risk

The Company’s debentures detailed in Note 6 are all convertible at the option of the holders into common shares of the Company and are issued with interest payable at rates less than normal market rates under similar conditions without the conversion feature.

Therefore, should the holder of such debentures not elect to exercise their conversion rights, replacement funds would not likely be available to repay the debentures on their respective maturity dates at equivalent rates.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between Canadian and U.S. GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

a) Statements of Loss and Deficit and Balance Sheets

	2004	2003	2002
Net loss in accordance with Canadian GAAP	$(2,776,962)	$(3,656,004)	$(935,950)
Deduct:
Project development (i)	(1,534,461)	(2,053,707)	(327,501)
Add:
Project development costs written down	—	1,641,548	—
Interest accretion – convertible debentures – Canadian GAAP (iv)	43,640	40,624	57,770
Unrealized gain on marketable securities	22,155	1,535	—
Bonus shares expensed as finance costs (iv)	—	—	318,000
Less: Interest expense – debt discount and beneficial conversion feature – US GAAP (iv)	(93,324)	(825,727)	(756,198)

Net loss in accordance with U.S. GAAP (ii)	$(4,338,952)	$(4,851,731)	$(1,643,879)

Loss per share — U.S. GAAP	$(0.10)	$(0.15)	$(0.15)

Weighted average shares outstanding – US GAAP	43,966,279	31,802,758	11,151,081

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a) Statements of Loss and Deficit and Balance Sheets (Continued)

	2004	2003	2002
Total shareholders’ equity - Canadian GAAP	$8,340,630	$5,544,788	$5,647,031
Deduct:
Project development expenditures	(8,015,681)	(6,481,220)	(6,069,061)
Interest accretion – convertible debentures – Canadian GAAP (iv)	72,734	29,094	57,770
Equity portion of convertible debenture reclassified to long term debt – Canadian GAAP (iv)	(218,209)	(218,209)	(346,627)
Debt discount resulting from issuance of bonus shares and beneficial conversion feature (iv)	466,667	466,667	944,428
Amortization of debt discount (iv)	(147,763)	(54,439)	(173,140)
Unrealized gain on marketable securities	22,155	1,535	—

Total shareholder’s equity (deficit) - U.S. GAAP	$520,533	$(711,784)	$60,401

Project development expenditures -Canadian GAAP	$8,141,241	$6,606,780	$6,194,621

Project expenditures expensed per U.S. GAAP (i)	(8,015,681)	(6,481,220)	(6,069,061)

Project development expenditures - US GAAP (Classified as property, plant and equipment)	$125,560	$125,560	$125,560

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

	2004	2003	2002
Long term debt - Canadian GAAP	$854,525	$810,885	$1,288,743

Equity portion of convertible debt reclassified to long term debt – Canadian GAAP (iv)	218,209	218,209	346,627
Interest accretion – convertible debentures – Canadian GAAP (iv)	(72,734)	(29,094)	(57,770)
Debt discount resulting from issuance of bonus shares and beneficial conversion feature (iv)	(466,667)	(466,667)	(944,428)
Amortization of debt discount (iv)	147,763	54,439	173,140

Long term debt – US GAAP	$681,096	$587,772	$806,312

i)	Under U.S. GAAP, the Company’s project development costs, with the exception of land, would have been charged to expense as incurred, not capitalized on the balance sheet.

ii)	The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements were similar to the accounting prescribed in Accounting Principles Board Opinion No.25 (“APB 25”) (Note 16(f)(i)). Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under U.S. GAAP is the fair value accounting provided for under FASB statement No.123 (“SFAS No.123”), and as revised under FASB statement No.148 (“SFAS No.148’), which requires the use of option valuation models. Pro forma information regarding net income and earnings per share is required by SFAS No.123 and 148, and has been determined as if the Company had accounted for its options granted under the fair value method of that statement. The fair value of those options was estimated using a Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31, 2004, 2003 and 2002; risk free rate of between 3.50% — 5.25 % all periods; dividend yield of $Nil for all periods, volatility factor of between 174% — 194%; and a weighted average expected life of the options granted in each year of 1.5 — 2.5 years.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

     The pro forma effect under SFAS No.123 for 2002 is as follows:

2002
Net loss, as reported	$1,643,879
Deduct: Stock based compensation expense included in net loss	(168,631)
Add: Stock based compensation expense determined under fair value method	242,089

Pro-forma net loss	$1,717,337

Basic and Diluted Loss per Share
As reported	$0.15
Pro-forma	$0.15

iii)	Of the Company’s issued and outstanding shares, 100,000 are held in escrow at December 31, 2004 (2003 and 2002 – 100,000), to be released in accordance with a formula based on cash flow from operations incurred during the year and upon regulatory approval. For U.S. GAAP purposes, when the shares are released from escrow, a compensation expense is recognized for shares issued to those shareholders who have held or then hold positions that could affect the financial results of the Company, including employees, officers, directors and others. The amount of compensation expense to be recognized will be calculated based upon the difference between the price of the shares at the time they were placed in escrow and the fair value of the shares at the time of release of the shares from escrow. Canadian GAAP does not require the recognition of this additional compensation expense.

iv)	Interest accretion and Equity Portion of Convertible Debt Instruments

The Company accounts for its convertible debentures in accordance with Canadian GAAP. Canadian GAAP requires that the issuers of financial instruments which contain both a liability and an equity component should classify the instrument’s component parts separately in accordance with the substance of the contractual arrangement upon the initial recognition of the instrument, and in accordance with the definitions of a financial liability and an equity instrument. As described in Note (6), the equity portion of the convertible debentures is accounted for separately. Interest expense is recorded for the equity portion of the instrument over the term of the debenture to its full face value. Under Canadian GAAP, the Company determined the carrying amount of the financial liability by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability that does not have an associated equity component. The carrying amount of the equity instrument represented by the option to convert the instrument into common shares was then determined by deducting the carrying amount of the financial liability from the compound instrument as a whole.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

iv)	Interest accretion and Equity Portion of Convertible Debt Instruments (Continued)

Under U.S. GAAP, Accounting Principles Board Opinion No.14 (“APB No.14”) requires that no portion of the proceeds from the issuance of the convertible debt securities should be accounted for as attributable to the conversion feature. Under APB No.14, the debt portion of the instrument is considered to be inseparable from the conversion option. In other words, the debt and equity components of the instrument cannot exist independently of each other, therefore, they should not be accounted for as separate components unless the convertible debt is issued along with other separable securities such as detachable warrants to purchase common stock that can exist independently and may be treated as separate securities. In such cases, the proceeds of the instruments should be allocated to the two elements for accounting purposes.

The Company has determined that the bonus shares and convertible debenture (convertible into separable instruments of common shares and share purchase warrants) are separable instruments and, thus, require allocation of the proceeds of the debt offering to each instrument. The accounting guidance under EITF 00-27 suggests that the effective conversion price based upon the proceeds received for, or allocated to, convertible instruments should be used to compute the intrinsic value of the embedded conversion option. As a result, the Company allocated the proceeds received from each convertible debt offering to the underlying convertible securities (shares and warrants) and the detachable bonus shares on a relative fair value basis. Then, the EITF 98-5 intrinsic value model was applied to the amount allocated to the convertible instrument, and an effective conversion price was calculated and used to measure the intrinsic value of the embedded conversion option. The resulting bond discount is to be amortized as interest expense over the period from the date of issuance to the stated redemption dates of the convertible instrument. Upon conversion, any unamortized discount remaining should be immediately recognized as interest expense. In addition, the share purchase warrants would be recognized upon conversion as equity based upon the amount of proceeds allocated the warrants according to the fair value allocation at the commitment date. The debt discount recorded for purposes of US GAAP for the conversion feature and bonus shares of a CDN $1,592,800 debenture issued in 2000, and a CDN$1,577,600 debenture issued in 2002 are as follows: 2000 $832,933 and 2002 $944,428.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

a)	Statements of Loss and Deficit and Balance Sheets (Continued)

iv)	Interest accretion and Equity Portion of Convertible Debt Instruments (Continued)

The amounts were accreted (amortized) to interest expense upon conversion of the debentures in 2002 and 2003 respectively. For the CDN$1,000,000 debenture issued in 2003, the Company calculated the beneficial conversion option by comparing the proceeds allocated to the common stock portion of the conversion option and the share purchase warrants to be received by the holder upon conversion based upon their relative fair values at the commitment date. The difference between the total proceeds and the amount allocated to the common share portion of the instrument is the intrinsic value of the embedded conversion option to be recognized upon the issuance of the convertible debenture. The calculations resulted in a debt discount for the CDN$1,000,000 debenture in 2003 of $466,667. Monthly amortization of the debt discount to be recorded over the term of the debenture is $7,777 per month.

b)	Statements of Cash Flows

	2004	2003	2002
Cash flows from operations
Canadian GAAP	$(992,631)	$(1,145,156)	$(577,411)
Project development expenditures	(1,399,761)	(1,181,307)	(327,501)

US GAAP	(2,392,392)	(2,326,463)	(904,912)

Cash flows from investing activities
Canadian GAAP	(1,488,570)	(1,251,763)	(346,055)
Project development expenditures	1,399,761	1,181,307	327,501

US GAAP	(88,808)	(70,456)	(18,554)

Cash flows from financing activities
Canadian GAAP and US GAAP	3,334,962	2,147,247	1,793,194

c)	Loss Per Share

For all periods indicated, the options and warrants outstanding are anti-dilutive and, therefore, diluted loss per share equals basic loss per share. Under U.S. and Canadian GAAP, escrowed shares are excluded from the calculation of weighted average shares outstanding during the year. At December 31, 2004, there were 100,000 (2003 and 2002 – 100,000) shares in escrow.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

d)	Joint Venture

The Company has an interest in a jointly controlled entity, which has been proportionately consolidated in the Company’s financial statements (Note 4(b) – “Slollicum”). For purposes of U.S. GAAP, their interests would be accounted for by the equity method. Net income, earnings per share, and shareholder’s equity under U.S. GAAP are not impacted by the proportionate consolidation of the Company’s interest in the jointly controlled entity, except to the extent of the development costs of the jointly controlled entity of $57,043, which would be expensed under U.S. GAAP.

The Company has a further interest in a jointly controlled entity, which has been proportionately consolidated in the Company’s financial statements (Note 4(d) and Note 11 – Juan de Fuca and West Coast Cable lines). For purposes of U.S. GAAP, their interests would be accounted for by the equity method. Net income, earnings per share, and shareholder’s equity under U.S. GAAP are not impacted by the proportionate consolidation of the Company’s interest in the jointly controlled entity, except to the extent of the development costs of the jointly controlled entity of $59,207, which would be expensed under U.S. GAAP.

e)	Marketable Securities

Under FASB Statement No.115, equity securities that have readily determinable fair values must be classified into one of two categories: available-for-sale, or trading; and they must be measured at fair value. Holding gains and losses for trading securities are to be included in earnings, while holding gains and losses for available-for-sale securities must be excluded from earnings and reported as a net amount in a separate component of shareholder equity until realized. The Company classifies its equity securities as trading securities for U.S. GAAP purposes. As such, the reporting of trading profits and losses, and unrealized profits and loses, based upon fair value adjustments, are included in the Company’s earnings or losses. Unrealized holding gains would not be recognized under Canadian GAAP. However, under U.S. GAAP, the purchase and sale of trading securities would be recorded as cash inflows and outflows from operating activities on the consolidated statements of cash flows. Under Canadian GAAP, the cash inflows and outflows from trading securities are recorded as investing activities.

f)	Recent Accounting Developments

i)	In May 2003, the Financial Accounting Standards Board (FASB) issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This standard becomes effective for financial instruments entered into or modified after May 31, 2003. As the statement does not affect the classification or measurement of convertible bonds, which are similar to the Company’s convertible debentures, the adoption of FAS No. 150 has no effect on the consolidated financial statements.

SEA BREEZE POWER CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002
(Stated in Canadian Dollars)

16.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

f)	Recent Accounting Developments

ii)	In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces FASB’s SFAS No. 123, “Accounting for Stock-Based Compensation”, and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period).

No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS No. 123R will be effective for the Company commencing January 1, 2006. The Company does not expect the adoption of SFAS No. 123R to have a material effect on its consolidated financial statements as the Company presently expenses stock-based compensation to employees by the fair value method for both Canadian GAAP and US GAAP purposes.

17.	SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the Company:

a)	Granted incentive stock options to an officer to purchase 200,000 common shares of the Company at $1.00 per share expiring February 14, 2008.

b)	Issued 1,199,946 common shares upon the exercise of warrants at $0.13 per share.

c)	Issued 101,200 common shares on the exercise of stock options at $0.35 per share and 61,000 common shares on the exercise of stock options at $0.60 per share.

d)	Issued 140,000 common shares upon the exercise of warrants of US$0.60 per share.

e)	Issued 191,331 common shares upon the conversion of debentures at $0.33 per share.

f)	Became the holder of a 49.5% interest in a newly formed, special purpose limited partnership, Sea Breeze Pacific Juan de Fuca Cable, LP, to facilitate further development of the Juan de Fuca Transmission Cable Project.

On April 6, 2005, Sea Breeze Pacific Juan de Fuca Cable, LP secured a loan of up to US$8,000,000 from US Power Fund, LP to advance permitting of the project, and to conduct a bonded bid auction for capacity on a potential transmission line to be developed jointly by the Company and its partner.

Proceeds of the loan, which itself is convertible into project equity, may be remitted to the project by US Power Fund, LP in tranches through September 2006, and is subject to certain development milestones being met by the Company and its joint venture partner.

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1	Certificate of Incorporation for Northern Horizon Resource Corporation dated January 18, 1979.(1)

1.2	Certificate for Northern Horizon Resource Corporation changing name to Golden Horizon Resource Corporation dated September 12, 1985.(1)

1.3	Certificate for Golden Horizon Resource Corporation changing name to GHZ Resource Corporation dated January 2, 1990.(1)

1.4	Certificate for GHZ Resource Corporation Ltd changing name to Canadian Reserve Gold Corporation dated June 9, 1994.(1)

1.5	Certificate for Canadian Reserve Gold Corporation changing name to Christina Gold Resources Ltd. dated April 17, 1996.(1)

1.6	Certificate for Christina Gold Resources Ltd. changing name to Powerhouse Energy Corp. dated December 10, 1998.(1)

1.7	Certificate for Powerhouse Energy Corp changing name to International Powerhouse Energy Corp. dated September 17, 2001.(1)

1.8	Certificate for International Powerhouse Energy Corp changing name to Sea Breeze Power Corp. dated July 29, 2003.(1)

1.9	Articles of Incorporation dated July 8, 1988.(1)

1.10	Altered Memorandum of the Registrant dated June 6, 2003.(1)

4.1	Agreement dated November 4, 2002 respecting the acquisition of Sea Breeze Energy Inc.(1)

4.2	Agreement dated November 4, 2002 respecting the royalty to be paid in connection with the acquisition of Sea Breeze Energy Inc.(1)

4.3	Agreement dated October 20, 2003 respecting project management of VRB/ESS.(1)

4.4	Agreement dated September 12, 2003 with Boundless Energy, LLC respecting the development of an electric transmission project.(1)

4.5	Sublease dated March 27, 2003 respecting the office space located at Suite 1400, 333 Seymour Street, Vancouver, British Columbia, Canada.(1)

4.6	Option Agreement dated July 27, 1994 respecting the formation of a joint venture on Kwoiek Creek for the production of power.(1)

4.7	Management Agreement dated January 1, 2001 with Banks Island Management Services Inc.(1)

4.8	Consulting Agreement dated November 15, 2002 with E.A. Hodgson & Associates Inc.(1)

4.9	Public Relations Agreement dated December 31, 2002 with BGC Consultants Limited.(1)

Exhibit
Number	Description
4.10	Employment Agreement dated December 31, 2002 between Powerhouse Electric Corp. and Anthony O. Duggleby.(1)

4.11	Management Services Agreement dated December 21, 2002 between Sea Breeze Energy Inc. and Inverness Management Group Inc.(1)

4.12	Public Relations Agreement dated June 30, 2003 with E.A. Hodgson & Associates Inc.(1)

4.13	Investor Relations Agreement dated March 1, 2004 with E.A. Hodgson & Associates Inc.(1)

4.14	Share Option Plan dated June 25, 2004.(2)

4.15	Mineral Property Purchase Agreement dated July 15, 2004 with Crystallex International Corp., Kamaka Resources Ltd. and Peter Dasher.(2)

4.16	Settlement of Dispute and Release Agreement dated September 15, 2004 with Kwoiek Creek Resources Inc.(2)

4.17	Purchase and Sale Agreement dated September 30, 2004 with Her Majesty the Queen in Rights of Canada as represented by the Minister of Finance.(2)

4.18	Limited Partnership Agreement dated March 24, 2005 among Sea Breeze Juan de Fuca Cable LP, Juan de Fuca Cable Management, Inc. SBJF Holding Corp and Boundless Energy NW, Inc.

4.19	Development Loan Agreement dated April 6, 2005 among the Registrant and Sea Breeze Pacific Juan de Fuca Cable, LP, United States Power Fund, L.P., Olympic Converter GP, LLC, Olympic Converter, LP, Juan de Fuca Cable Management, Inc. and Boundless Energy LLC.

4.20	Lease Amendment dated May 24, 2005 with Cordova Equities Inc.

4.21	Audit Committee Charter.

8.0	List of Subsidiaries.

12.1	Certificate of Paul Manson required by Rule 13a-14(a)(17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a)).

12.2	Certificate of Jan Campfens required by Rule 13a-14(a)(17 CFR 240.13a-14(a)) or Rule 15d-14(a)(17 CFR 240.15d-14(a)).

13.1	Certificate of Paul Manson required by Rule 13a-14(b)(17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2	Certificate of Jan Campfens required by Rule 13a-14(b)(17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

(1)	Previously included as an Exhibit to the Registrant’s Form 20-FR filed on July 1, 2004.

(2)	Previously included as an Exhibit to the Registrant’s Form 20-FR filed on March 3, 2005.